As filed with the Securities and Exchange Commission on April 5, 2005

Registration No. 333-123384

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FreightCar America, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3743	25-1837219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

Two North Riverside Plaza

Suite 1250

Chicago, Illinois 60606

(800) 458-2235

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John E. Carroll, Jr. President and Chief Executive Officer FreightCar America, Inc. Two North Riverside Plaza Suite 1250 Chicago, Illinois 60606 (800) 458-2235

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Robert F. Wall, Esq. David A. Sakowitz, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601-9703 (312) 558-5600	Stephen T. Giove, Esq. Lisa L. Jacobs, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(a)(b)	Amount of registration fee
Common Stock, par value $0.01 per share	$155,250,000	$18,273(c)

(a)	Includes shares of Common Stock which may be purchased by the underwriters from selling stockholders to cover over-allotments, if any.
(b)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act.
(c)	Includes (i) $1,083 that was previously paid by the Registrant in connection with the filing of Amendment No. 3 to this Registration Statement on April 4, 2005 and (ii) $13,536 that was previously paid by FreightCar America, Inc., a Delaware corporation and the predecessor of the Registrant, in connection with the filing of a Registration Statement on Form S-1 (Registration No. 333-121961) on January 11, 2005. The Registrant is a successor of such earlier registrant. Pursuant to Rule 457(p) under the Securities Act, the filing fee of $13,536 previously paid by FreightCar America, Inc. may be offset against the filing fee of $18,273 for this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	April 5, 2005

7,500,000 Shares

FreightCar America, Inc.

Common Stock

This is our initial public offering of our common stock. No public market currently exists for our common stock. We are offering 5,100,000 shares of common stock and the selling stockholders are offering 2,400,000 shares of our common stock by this prospectus. We expect the public offering price to be between $16.00 and $18.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “RAIL.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase from the selling stockholders up to an additional 1,125,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by the selling stockholders, to cover over-allotments, if any, within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

UBS Investment Bank

Jefferies & Company, Inc.	CIBC World Markets

The date of this prospectus is                     , 2005.

Coal Cars

Aluminum BethGon® II

12 144

Aluminum AutoFlood III™

Aluminum BethGon AeroFlo™

963 682

Aluminum Quad Hopper Car

Stainless Steel Hopper Car

110 517

Narrow Gauge Aluminum Gondola

FreightCar America

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

In this prospectus, references to “our company,” “we,” “us” and “our” refer to FreightCar America, Inc. and its consolidated subsidiaries and its predecessors, except where the context otherwise indicates. Prior to April 1, 2005, the issuer of the common stock offered hereby was named FCA Acquisition Corp. On April 1, 2005, our former parent company, also named FreightCar America, Inc., merged with and into FCA Acquisition Corp., with FCA Acquisition Corp. being the surviving corporation. In connection with the merger, FCA Acquisition Corp. changed its name to FreightCar America, Inc. See “Prospectus summary—Corporate information” for more information.

The prospectus contains some of our trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

The market and industry data and forecasts included in this prospectus are based upon independent industry sources, including the Association of American Railroads, the Railway Supply Institute, Inc., Economic Planning Associates, Inc., the Energy Information Administration of the U.S. Department of Energy and Resource Data International. Although we believe that these independent sources are reliable, we have not independently verified the accuracy and completeness of this information, nor have we independently verified the underlying economic assumptions relied upon in preparing any forecasts. See “Risk factors—Risks related to our business—The market and industry data included in this prospectus, including estimates and forecasts relating to the growth of the railcar market, cannot be verified with certainty and may prove to be inaccurate.” In addition, we recognize sales of our railcars, which we sometimes refer to as deliveries of our railcars, when we have completed production, the railcars are accepted by the customer following inspection, the risk for any damage or other loss with respect to the railcars passes to the customer and title to the railcars transfers to the customer. Information related to our railcar deliveries is based on our recognized sales. Sales recognition policies of other manufacturers may not necessarily be the same as our policy. However, the industry-wide railcar delivery information included in this prospectus is based, in part, on railcar delivery information that we provided to independent industry sources that recognized deliveries in a given period before title to the railcar transferred to the customer. Therefore, industry information related to railcar deliveries by all manufacturers, which includes information that we have provided, is based on different sales recognition policies than we use. Therefore, industry-wide railcar delivery information is not directly comparable to our actual railcar delivery information.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully before making an investment decision, especially the information presented under the heading “Risk factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OUR COMPANY

We are the leading manufacturer of aluminum-bodied railroad freight cars, which we also refer to as railcars, in North America, based on the number of railcars delivered. We specialize in the production of coal-carrying railcars, which represented 78% of our deliveries of railcars in 2004, while the balance of our production consisted of a broad spectrum of railcar types, including aluminum-bodied and steel-bodied railcars. We also refurbish and rebuild railcars and sell forged, cast and fabricated parts for all of the railcars that we produce, as well as those manufactured by others. We have chosen not to offer significant railcar leasing services, as we have made a strategic decision not to compete with our customers that provide railcar leasing services, which represent a significant portion of our revenue.

We believe that we are the leading North American manufacturer of coal-carrying railcars. We estimate that we have manufactured 81% of the coal-carrying railcars delivered over the last three years in the North American market. Our aluminum BethGon railcar has been the leading aluminum-bodied coal-carrying railcar sold in North America for nearly 20 years. We believe that over the last 25 years we have built and introduced more types of coal-carrying railcars than all other manufacturers in North America combined.

Our manufacturing facilities are located in Danville, Illinois, Johnstown, Pennsylvania and Roanoke, Virginia. Our Danville facility produced approximately 81% of our railcars manufactured during the year ended December 31, 2004, and all of our aluminum-bodied coal-carrying railcars. We believe that the operational efficiency of our Danville facility has increased over the last six years resulting in a significant reduction in our manufacturing costs. Our Johnstown facility manufactures all of our other railcar types, such as small covered hopper railcars, coiled steel railcars and aluminum vehicle carrier railcars, and it also has the capability to manufacture coal-carrying railcars. We have commenced preparations for an additional production facility that we have leased in Roanoke, Virginia. Our new Roanoke facility will manufacture a variety of types of railcars, including aluminum-bodied and steel-bodied railcars. See “—Recent developments” below.

Our primary customers are financial institutions, railroads and shippers, which represented 38%, 31% and 31%, respectively, of our total sales attributable to each type of customer for the year ended December 31, 2004. In 2004, we delivered 7,484 new railcars, including 5,840 aluminum-bodied coal-carrying railcars. Our total backlog of firm orders for new railcars increased from 6,444 railcars as of December 31, 2003 to 11,397 railcars as of December 31, 2004, representing estimated sales of $365.9 million and $747.8 million, respectively, attributable to such backlog. Our sales for the year ended December 31, 2004 were $482.2 million and our net loss for the same period was $24.9 million. Our customers that we refer to as financial institution customers include a variety of financial institutions that buy railcars from us and lease such railcars. Our customers that we refer to as shippers include utility companies that use our railcars primarily for coal transport and a variety of industrial companies that use our railcars for freight transport.

We and our predecessors have been manufacturing railcars since 1901. From 1923 to 1991, our business was owned and operated by Bethlehem Steel Corporation. In 1991, Transportation Technologies

Industries, Inc., or TTII (then known as Johnstown America Industries, Inc.), purchased our business from Bethlehem Steel. In June 1999, TTII sold our railcar business to an investor group led by certain members of TTII’s management who became our management. In December 2004, we changed our name from JAC Holdings International, Inc. to FreightCar America, Inc. to better reflect our business of manufacturing railcars.

OUR INDUSTRY

The North American railcar market is the primary market in which we compete. The North American railcar manufacturing industry has been consolidating over the last 20 years with the number of manufacturers falling from 24 companies in 1980 to six companies today. Of these six companies, four manufacture railcars primarily for third-party customers, while the other two manufacture railcars primarily for their own railcar leasing operations. According to the Association of American Railroads, there were approximately 1.3 million railcars in circulation in 2003, and the number of railcars delivered in the North American market increased from 17,736 railcars in 2002 to 46,871 railcars in 2004. According to Economic Planning Associates, the compound annual growth rate for railcar deliveries over the next two years is expected to be approximately 12.3%, resulting in an estimated 59,100 railcar deliveries in 2006.

Rail transport is important to the North American economy. In 2001, railroads transported approximately 42% of the freight hauled in the United States, an increase from approximately 38% in 1990. A number of industries in North America rely heavily on rail for the transport of the various inputs and outputs associated with their operations.

We believe the main characteristics and trends affecting the railcar industry are:

➢	the cyclical nature of the railcar market;

➢	the replacement demand for the aging North American railcar fleet;

➢	the shift from steel-bodied to aluminum-bodied railcars;

➢	the shift in the customer base from railroads to financial institutions and shippers; and

➢	the consolidation of railcar manufacturers.

We believe the main trends affecting the coal-carrying railcar business are:

➢	the increase in demand for electricity;

➢	the increase in demand for coal as a fuel source; and

➢	the increase in demand for coal from the western United States.

These trends affecting the railcar industry and the coal-carrying railcar business are summarized in the section entitled “Industry.”

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES

We believe that the following key business strengths and competitive advantages will contribute to our growth:

➢	Leader in coal-carrying railcar market. We believe we are the leading manufacturer of coal-carrying railcars in North America, producing an estimated 81% of the coal-carrying railcars delivered in the North American market over the last three years. Through our leading position in the coal-carrying railcar market, we expect to benefit from the increasing use of coal as an energy source.

➢	Leading manufacturer of aluminum-bodied railcars. Since pioneering the modern aluminum-bodied coal-carrying railcar design in 1986, we believe that we have introduced more aluminum-bodied railcar types and have manufactured more aluminum-bodied railcars than any other company. We plan to leverage our expertise in aluminum-bodied coal-carrying railcar production as railroads and utilities continue to upgrade their fleets from aging steel-bodied coal-carrying railcars to lighter and more durable aluminum-bodied railcars.

➢	Strong relationships with long-term customer base. We have established long-term relationships with a customer base that includes some of the largest financial institutions, railroads and shippers in North America. We believe that our ability to meet our customers’ preference for reliable, high-quality products, the relatively high cost for customers to switch manufacturers, our technological leadership in developing innovative products and the competitive pricing of our railcars have helped us maintain our long-standing relationships with our customers.

➢	Low-cost structure. Over the past several years, we have reduced our fixed costs and have increased our production efficiency through a series of operational changes and the introduction of proprietary production systems. In particular, we believe that the operational efficiency of our Danville facility has increased over the last six years resulting in a significant reduction in our manufacturing costs. We also have contractual arrangements with certain of our suppliers and customers that help limit our exposure to fluctuations in material prices. As a result of our low-cost structure, we were able to generate positive cash flow from operations during the most recent cyclical downturn in the railcar industry despite the decline in our sales.

➢	Innovative product development. We continuously seek to create new railcar designs and develop improvements to our existing designs. We have added nine new or redesigned products to our portfolio in the last five years, and railcar designs introduced in the last four years represented 92% of the railcars that we produced in fiscal year 2004.

➢	Stable labor relations. We have a collective bargaining agreement with the union representing the employees at our Danville facility, which expires on November 1, 2008. In November 2004, we entered into a settlement agreement with the union representing our existing and former unionized employees at our Johnstown facility setting forth the terms of a new collective bargaining agreement, which expires on May 15, 2008. We expect the settlement to allow our Johnstown facility to become more cost-competitive. The settlement, among other things, limits our future contributions for health care coverage and pension costs for retired unionized employees at our Johnstown facility. The settlement is conditioned on, among other things, approval by the National Labor Relations Board (NLRB) and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of the NLRB charges, the class-action lawsuits and certain workplace grievance matters against us related to the Johnstown facility. See “—Recent Developments” below.

➢	Strong and experienced management team. We have an experienced senior management team that has an average of over 28 years of experience in the railcar or other manufacturing industries. We believe that our management team has successfully managed our business during the most recent cyclical downturn in the railcar industry, and the continued contributions of our management team will be important for our future success.

OUR STRATEGY

The key elements of our business strategy are as follows:

➢

Maintain leadership in the coal-carrying railcar segment.    Since we introduced our aluminum-bodied coal-carrying railcar design in 1986, we have been the leading manufacturer of coal-carrying railcars in North America with an estimated 81% share of the coal-carrying railcars delivered over the last three years in the North American market. We intend to continue to develop new and innovative railcar designs that respond to the needs of our customers, thereby capitalizing on the forecasted growth in coal usage in the United States.

➢	Leverage aluminum expertise into new applications and railcar types. We are applying our expertise in aluminum-bodied coal-carrying railcar production to develop new types of railcars and related applications. For example, our aluminum vehicle carrier is a competitively priced alternative to a steel vehicle carrier for the efficient transport of new passenger vehicles.

➢	Continue to improve operating efficiencies. We intend to build on the success of our cost improvement initiatives at our Danville facility, and we will continue to identify opportunities to enhance operating efficiencies across our manufacturing facilities, thereby allowing us to reduce our costs and maintain competitive prices.

➢	Continue to expand our product portfolio. We intend to continue to introduce new and improved railcar designs that respond to the needs of our customers. In addition to developing new aluminum-bodied railcar types, we may seek to expand our product portfolio to selected steel-bodied railcars.

➢	Continue to pursue incremental internal growth and additional external opportunities. By significantly reducing our debt through this offering, we will have the financial flexibility to supplement internal growth with select acquisitions. We also intend to expand into underserved international markets through licensing arrangements or through joint ventures with established railcar manufacturers. In response to the current demand for our railcars, we are exploring opportunities to increase our production capacity.

THE TRANSACTIONS

We intend to use the proceeds of this offering, amounts borrowed under a new revolving credit facility that we will enter at the completion of this offering and available cash to repay all of our existing long-term debt, to redeem all of our outstanding redeemable preferred stock, to pay the additional consideration related to the acquisition of our business in 1999 that will become due upon the completion of this offering pursuant to certain rights under the acquisition agreement, which we refer to as the rights to additional acquisition consideration, to pay amounts due in connection with the termination of certain management services and other agreements with certain of our stockholders and to pay fees and expenses related to this offering and the related transactions. For more information, see “Use of proceeds.” In connection with this offering, we intend to replace our existing revolving credit facility with a new $50.0 million revolving credit facility that we will enter into with LaSalle Bank National Association at the completion of this offering, which we refer to as the new revolving credit facility. See “Description of indebtedness—New revolving credit facility.”

We refer to this offering, the entering into of the new revolving credit facility and the application of the net proceeds of this offering, amounts borrowed under the new revolving credit facility and available cash in the manner described in “Use of proceeds” as the Transactions.

RECENT DEVELOPMENTS

Johnstown settlement.    On November 15, 2004, our subsidiary, Johnstown America Corporation, or JAC, entered into a settlement agreement with The United Steelworkers of America, or the USWA, which represents our unionized employees in our Johnstown, Pennsylvania manufacturing facility. Our unionized employees at our Johnstown facility, who comprise approximately 49% of our total workforce, had been without a collective bargaining agreement since October 2001. The settlement agreement sets forth the terms of a new 42-month collective bargaining agreement with our unionized employees at our Johnstown facility. The settlement agreement also provides for the resolution of charges made by the USWA against us with the NLRB, certain related class-action lawsuits, which we refer to as the Deemer and Britt lawsuits, and certain workplace grievance matters. Under the terms of the settlement agreement, the plaintiffs in the Deemer and Britt lawsuits are to withdraw their lawsuits with prejudice and the USWA agreed to request that the NLRB prosecutor withdraw the NLRB charges against us. In addition, the settlement agreement limits our future contributions for health care coverage and pension costs for retired unionized employees at our Johnstown facility. The settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of the NLRB charges, the Deemer and Britt lawsuits and the workplace grievance matters. We refer to the settlement agreement and the related matters discussed above as the Johnstown settlement. See “Business—Legal proceedings—Labor dispute settlement.”

New executive officer.    In November 2004, Kevin P. Bagby joined us as our Vice President, Finance, Chief Financial Officer, Treasurer and Secretary. Mr. Bagby served most recently as Vice President and Chief Financial Officer of Stoneridge, Inc., a company that designs and manufactures highly engineered electrical and electronic components, modules and systems for certain agricultural and vehicle markets.

New production facility.    In December 2004, we entered into an agreement to lease a railcar manufacturing facility in Roanoke, Virginia. We commenced preparations for the operation of the Roanoke facility in January 2005, including applying for necessary governmental permits and hiring employees. We plan to initially produce aluminum-bodied railcars and eventually both aluminum-bodied and steel-bodied railcars at the Roanoke facility. We expect to deliver our first railcar manufactured at the Roanoke facility during the second quarter of 2005. See “Management’s discussion and analysis of financial condition and results of operations—Recent developments” for more information.

CORPORATE INFORMATION

Prior to April 1, 2005, our company was named FCA Acquisition Corp. On April 1, 2005, our former parent company, also named FreightCar America, Inc., merged with and into FCA Acquisition Corp., with FCA Acquisition Corp. being the surviving corporation. In connection with the merger, FCA Acquisition Corp. changed its name to FreightCar America, Inc. As a part of this merger, the outstanding shares of all of our former parent company’s Class A voting common stock and Class B non-voting common stock were exchanged on a one-for-550 basis for shares of a single class of the surviving corporation’s common stock. In addition, all of the existing shares of our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock were exchanged on a one-for-one basis for shares of the surviving corporation’s Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except we changed the par value of the Series A voting preferred stock and the Series B non-voting preferred stock from $500 per share to $0.01 per share and we changed the liquidation preference of the Series A voting preferred stock and the Series B non-voting preferred stock to include the value of the accrued liquidation preference of our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock). We refer to our former parent company’s merger with FCA Acquisition Corp., the name change and the share exchanges described above as the merger. The surviving corporation of the merger is incorporated in Delaware.

The address of our principal executive offices is Two North Riverside Plaza, Suite 1250, Chicago, Illinois 60606. Our telephone number is (800) 458-2235. Our web site address is www.freightcaramerica.com. Information contained in or connected to our web site is not a part of this prospectus.

The offering

Unless otherwise indicated, all of the information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase shares from the selling stockholders. Please see “Description of capital stock” for a summary of the terms of our common stock.

Common stock offered by us	5,100,000 shares

Common stock offered to the public by the selling stockholders	2,400,000 shares

Common stock outstanding after this offering	12,532,700 shares

Common stock subject to the over-allotment option granted by the selling stockholders	1,125,000 shares

Use of proceeds

We expect to receive net proceeds from the offering of approximately $75.8 million, after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We intend to use the proceeds from the sale of shares by us, amounts borrowed under our new revolving credit facility and available cash to repay all of our existing indebtedness, to redeem all of our outstanding redeemable preferred stock, to pay amounts that will become due under the rights to additional acquisition consideration, to pay amounts due in connection with the termination of certain management services and other agreements with certain of our stockholders and to pay related fees and expenses. See “Use of proceeds.”

Dividend policy	Following this offering, we intend to pay regular cash dividends on our common stock.

Future dividends will be subject to certain considerations discussed under “Risk factors—Risks related to the purchase of our common stock in this offering—We intend to pay regular cash dividends on our common stock but may change our dividend policy, and the agreements governing our new revolving credit facility will contain various covenants that limit our ability to pay dividends” and “Dividend policy.”

Proposed Nasdaq symbol	RAIL

Risk factors	You should carefully read and consider the information set forth under the caption “Risk factors” and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, all of the information in this prospectus relating to the number of shares of common stock to be outstanding after this offering:

➢	reflects the full exercise of stock options prior to the date of this prospectus, referred to in this prospectus as the 2004 Options, for 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock, which together are also referred to as Units, that were granted to certain of our directors and officers in December 2004. See “Management—Executive compensation—Option awards and option plan” for more information on the Units and the 2004 Options; and

➢	reflects the merger, which occurred on April 1, 2005, pursuant to which (1) all of the shares of our former parent company’s Class A voting common stock, including the 1,014 shares of our former parent company’s Class A voting common stock issued upon the exercise of the 2004 Options, and our former parent company’s Class B non-voting common stock were exchanged for shares of a single class of our common stock on a one-for-550 basis, and (2) all of the shares of our former parent company’s Series A voting preferred stock, including the 1,014 shares of our former parent company’s Series A voting preferred stock issued upon the exercise of the 2004 Options, and our former parent company’s Series B non-voting preferred stock were exchanged on a one-for-one basis for shares of our Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except we changed the par value of our Series A voting preferred stock and Series B non-voting preferred stock from $500 per share to $0.01 per share and we changed the liquidation preference of our Series A voting preferred stock and Series B non-voting preferred stock to include the value of the accrued liquidation preference of our former parent company’s shares of Series A voting preferred stock and Series B non-voting preferred stock). See “—Corporate information;” and

➢	excludes 329,808 shares of our common stock that will be available for future issuance under stock options granted under our 2005 Long-Term Incentive Plan, none of which will be exercisable upon the completion of this offering.

Summary consolidated financial data

The following table sets forth our summary consolidated financial data. The consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and cash flow data for the period from June 4, 1999 through December 31, 1999 and the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus.

The summary consolidated financial data for the period from January 1, 1999 through June 3, 1999 presented below includes financial data of our predecessor, consisting of certain direct and indirect wholly owned subsidiaries of TTII. On June 4, 1999, we were acquired from TTII by an investor group led by certain members of management of TTII who became our management. The financial data of our predecessor does not reflect any adjustments associated with our acquisition from TTII in 1999, and our consolidated financial data after our acquisition in 1999 is not directly comparable to our predecessor’s financial data.

We have included our summary consolidated financial data for the periods from January 1, 1999 to June 3, 1999 and from January 4, 1999 to December 31, 1999 in this prospectus because we believe that this additional financial data is useful in illustrating the cyclical nature of our business, which is discussed elsewhere in this prospectus.

The results included below and elsewhere in this document are not necessarily indicative of our future performance. You should read this information together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Summary Consolidated Financial Data

	Predecessor	FreightCar America, Inc,.
	Period from January 1, 1999 to June 3, 1999	Period from June 4, 1999 to December 31, 1999	Year ended December 31,
			2000	2001	2002	2003	2004
	(in thousands, except share and per share data and railcar amounts)
Statements of operations data:
Sales	$316,931	$367,742	$397,577	$210,314	$225,497	$244,349	$482,180
Cost of sales	271,714	325,640	358,267	187,646	212,589	225,216	468,309

Gross profit	45,217	42,102	39,310	22,668	12,908	19,133	13,871
Selling, general and administrative expense	8,215	11,397	18,580	13,370	12,778	14,318	14,601
Compensation expense under stock option agreements (selling, general and administrative expense)(1)	—	—	—	—	—	—	8,900
Provision for settlement of labor disputes(2)	—	—	—	—	—	—	9,159
Goodwill amortization expense	—	1,074	1,812	1,744	—	—	—

Operating income (loss)	37,002	29,631	18,918	7,554	130	4,815	(18,789)
Interest income	(663)	(354)	(1,391)	(887)	(162)	(128)	(282)
Related-party interest expense	—	2,535	5,165	5,723	6,517	6,764	7,029
Third-party interest expense	451	3,623	3,999	2,398	1,595	1,367	1,111
Interest expense on rights to additional acquisition consideration	—	1,192	2,341	2,927	3,659	4,573	5,716
Write-off of deferred financing costs	—	—	—	—	—	348	—
Loss on disposal of railcar lease fleet	—	689	187	—	—	—	—
Amortization of deferred financing costs	—	410	702	702	702	629	459

Income (loss) before income taxes	37,214	21,536	7,915	(3,309)	(12,181)	(8,738)	(32,822)
Income tax provision (benefit)	14,398	9,236	6,089	167	(3,554)	(1,318)	(7,962)

Net income (loss)	22,816	12,300	1,826	(3,476)	(8,627)	(7,420)	(24,860)
Redeemable preferred stock dividends accumulated, but undeclared	—	620	1,062	1,063	1,062	1,063	1,062

Net income (loss) attributable to common shareholders	$22,816	$11,680	$764	$(4,539)	$(9,689)	$(8,483)	$(25,922)

Weighted average common shares outstanding (basic and diluted)(3)		6,875,000	6,875,000	6,875,000	6,875,000	6,875,000	6,888,750
Per share data:
Net income (loss) per share attributable to common shareholders (basic and diluted)(3)		$1.70	$0.11	$(0.66)	$(1.41)	$(1.23)	$(3.76)

Other financial and operating data:
EBITDA(4)	$39,492	$36,985	$27,407	$16,479	$7,747	$12,186	$(11,439)
Adjusted EBITDA(4)	39,492	36,985	27,407	16,479	7,747	12,186	15,569
Items (increasing) decreasing Adjusted EBITDA(5)	—	—	—	(3,056)	(1,238)	1,750	12,700
Capital expenditures	1,260	1,998	3,441	2,169	553	369	2,215
New railcars delivered	5,371	6,542	7,126	3,352	3,942	4,550	7,484
New railcar orders	3,599	4,046	3,059	4,403	2,831	9,927	12,437
New railcar backlog	7,690	5,194	1,127	2,178	1,067	6,444	11,397
Estimated backlog(6)	$435,765	$295,188	$56,739	$108,217	$55,887	$365,876	$747,842
Balance sheet data (at period end):
Cash and cash equivalents		$7,840	$30,487	$25,033	$19,725	$20,008	$11,213
Restricted cash(7)		82	3,882	4,061	4,116	11,698	12,955
Total assets		186,701	166,972	148,702	141,531	140,052	191,143
Total debt(8)		65,479	62,476	55,423	53,424	51,778	56,058
Rights to additional acquisition consideration, including accumulated accretion(9)		9,365	11,707	14,634	18,292	22,865	28,581
Total redeemable preferred stock		6,870	7,932	8,995	10,057	11,120	12,182
Total stockholders’ equity (deficit)		6,935	7,699	3,160	(9,542)	(19,710)	(37,089)

(1)	On December 7, 2004, in accordance with our existing shareholders’ agreement, our board of directors approved the grant of certain options to purchase an aggregate of 1,014 Units to certain of our directors and officers at an exercise price of $0.01 per Unit. The grant became effective on December 23, 2004. Each Unit consists of 550 shares of our common stock and one share of our Series A voting preferred stock. We have recorded a non-cash expense of $8.9 million based on the estimated value per Unit as of December 23, 2004. All of these options were exercised prior to the date of this prospectus pursuant to which we issued 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock. See “—Corporate information” and “Management—Executive compensation—Option awards and option plan.”

(2)	On November 15, 2004, we entered into the Johnstown settlement and recorded a $9.2 million charge with respect to the year ended December 31, 2004. As part of the Johnstown settlement, we agreed to pay back wages equal to $1.4 million to the covered employees and recorded a $0.8 million cash charge for expenses related to the Johnstown settlement in the year ended December 31, 2004. We also recorded $7.0 million of non-cash expense in the year ended December 31, 2004 related to pension and postretirement termination benefits accrued with respect to retired unionized employees at our Johnstown facility. See “Business—Legal proceedings—Labor dispute settlement.”

(3)	Share and per share data have been restated to give effect to the merger.

(4)	EBITDA represents net income (loss) before income tax expense, interest expense, net, amortization and depreciation of property and equipment. We believe EBITDA is useful to investors in evaluating our operating performance compared to that of other companies in our industry. In addition, our management uses EBITDA to evaluate our operating performance. The calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. EBITDA is not a financial measure presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income, cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.

Adjusted EBITDA reflects EBITDA before the following charges which were incurred in the year ended December 31, 2004:

(a)	$9.2 million in connection with the Johnstown settlement. See note (2) above;

(b)	$8.9 million in connection with losses on a customer contract for box railcars, which reflects increased raw material, labor and other costs that exceeded the fixed purchase price under this contract. This customer contract was our first contract for the manufacture of box railcars, and, following our delivery of the box railcars under this contract, we do not plan to produce any box railcars in the future; and

(c)	$8.9 million in connection with a non-cash charge reflecting the grant of our 2004 Options.

We believe that Adjusted EBITDA is useful to investors evaluating our operating performance compared to that of other companies in our industry since it eliminates the effects of the Johnstown settlement, the losses on a customer contract for box railcars and non-cash expenses relating to the grant of the 2004 Options. We also believe that Adjusted EBITDA is useful to investors in assessing our ability to comply with the financial covenants under the existing revolving credit facility and the senior notes. Adjusted EBITDA is equivalent to the measure that is used to determine compliance under certain EBITDA-based covenants contained in the agreements governing our existing revolving credit facility and the senior notes. For a description of required financial covenant levels and actual ratio calculations based on EBITDA under the agreements governing the existing revolving credit facility and the senior notes, see “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.” Adjusted EBITDA is not a financial measure presented in accordance with U.S. GAAP. Accordingly, when analyzing our operating performance, investors should not consider Adjusted EBITDA in isolation or as a substitute for net income, cash flows from operating activities or other statements of operations or statements of cash flow data prepared in accordance with U.S. GAAP. Our calculation of Adjusted EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies.

The following is a reconciliation of net income (loss) to EBITDA and then to Adjusted EBITDA:

	Predecessor	FreightCar America, Inc.
	Period from January 1, 1999 to June 3, 1999	Period from June 4, 1999 to December 31, 1999	Year ended December 31,
			2000	2001	2002	2003	2004
			(in thousands)
Net income (loss)	$22,816	$12,300	$1,826	$(3,476)	$(8,627)	$(7,420)	$(24,860)
Income tax provision (benefit)	14,398	9,236	6,089	167	(3,554)	(1,318)	(7,962)
Related-party interest expense	—	2,535	5,165	5,723	6,517	6,764	7,029
Third-party interest expense	451	3,623	3,999	2,398	1,595	1,367	1,111
Interest expense on rights to additional acquisition consideration	—	1,192	2,341	2,927	3,659	4,573	5,716
Interest income	(663)	(354)	(1,391)	(887)	(162)	(128)	(282)
Amortization of deferred financing costs	—	410	702	702	702	629	459
Write-off of deferred financing costs	—	—	—	—	—	348	—
Amortization of goodwill	—	1,074	1,812	1,744	—	—	—
Amortization of intangible assets	677	3,196	632	711	853	591	590
Depreciation	1,813	3,773	6,232	6,470	6,764	6,780	6,760

EBITDA	39,492	36,985	27,407	16,479	7,747	12,186	(11,439)
Provision for settlement of labor disputes	—	—	—	—	—	—	9,159
Loss on customer contract for box railcars	—	—	—	—	—	—	8,949
Non-cash expense relating to 2004 Options	—	—	—	—	—	—	8,900

Adjusted EBITDA	$39,492	$36,985	$27,407	$16,479	$7,747	$12,186	$15,569

(5)	Our net income (loss), EBITDA and Adjusted EBITDA were affected in the specified periods by the following items:
(a)	In the year ended December 31, 2004, an estimated $12.7 million in increased cost of raw materials (excluding an estimated $1.8 million in increased cost of raw materials under the customer contract for box railcars described in note 3(b)), consisting primarily of aluminum and steel, which we were unable to pass on to our customers under our fixed-price customer contracts. As a result of the increased costs, we renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials, and as a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. We had four remaining fixed-price contracts reflecting a backlog of 528 railcars out of a total backlog of 11,397 railcars as of December 31, 2004, and we expect to deliver all of the railcars under the remaining fixed-price contracts by June 30, 2005. Other than the remaining fixed-price contracts, we have entered into contracts with all of our customers that allow for variable pricing to protect us against future changes in the cost of raw materials;
(b)	For the year ended December 31, 2003, a finder’s fee of $1.8 million that we paid to a third party for securing a major railcar purchase order for us in early 2003, which is included in our selling, general and administrative expense. Our in-house sales personnel generally procure railcar purchase orders, and we do not ordinarily pay finder’s fees to obtain railcar purchase orders; and
(c)	In the years ended December 31, 2002 and 2001, curtailment gains of $1.2 million and $3.1 million, respectively, related to our postretirement benefit program resulting from our layoff of a significant number of unionized employees at our Johnstown facility.
See “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
(6)	Estimated backlog reflects the total sales attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual sales. Estimated backlog does not reflect potential price increases or decreases under most of our customer contracts that provide for variable pricing based on changes in the cost of raw materials. See “Management’s discussion and analysis of financial condition and results of operations—Backlog.”
(7)	Our restricted cash for the year ended December 31, 2000 and the fiscal years thereafter includes cash collateral of $3.8 million plus interest held in escrow for our participation in a residual support guarantee agreement with respect to railcars that we sold to a customer that are presently leased by the customer to a third party. Our restricted cash for the years ended December 31, 2004 and 2003 also includes $7.5 million held in a restricted cash account as additional collateral for our existing revolving credit facility, which we expect to be released to us after we enter into the new revolving credit facility upon completion of this offering, and $1.2 million in escrow, representing security for workers’ compensation insurance, which will be replaced by a letter of credit under the new revolving credit facility upon completion of this offering. We do not expect the new revolving credit facility to require amounts to be held as cash collateral for borrowings.
(8)	Our total debt includes current maturities of long-term debt and our variable rate demand industrial revenue bonds due 2010 which are classified as short-term debt.
(9)	Our recorded liability under the rights to additional acquisition consideration is based on the fair value of the rights to additional acquisition consideration at the time that we acquired our business from TTII in 1999, using a discount rate of 25% and an expected redemption period of seven years. Upon a triggering event, including this offering, the amount payable as additional acquisition consideration will be $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. At December 31, 2004, assuming a triggering event had occurred, the amount payable as additional acquisition consideration was $34.1 million.

Risk factors

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should understand and carefully consider the risks below, as well as all of the other information contained in this prospectus and our financial statements and the related notes included elsewhere in this prospectus. Any of these risks could materially adversely affect our business, financial condition, results of operations and the trading price of our common stock, and you may lose all or part of your investment.

RISKS RELATED TO THE RAILCAR INDUSTRY

We operate in a highly cyclical industry. The failure of U.S. economic conditions to continue to improve or the failure of these conditions to result in a sustained economic recovery could adversely affect the demand for our railcar offerings.

Historically, the North American railcar market has been highly cyclical and we expect it to continue to be highly cyclical. During the most recent industry cycle, industry-wide railcar deliveries declined from a peak of 75,704 in 1998 to a low of 17,736 railcars in 2002. During this period, our railcar production declined from approximately 9,000 railcars in 1998 to 4,067 railcars in 2002. In 2004, industry-wide railcar deliveries grew to 46,871, and our railcar production increased to 7,484 railcars. See “Industry—Characteristics and trends affecting the railcar industry—Cyclical nature of the railcar market.” Our industry and the markets for which we supply railcars fluctuate in response to factors that are beyond our control, including U.S. economic conditions. Although the U.S. economy appears to be improving, as indicated by the increase in the U.S. real gross domestic product of 4.4% in 2004 following an increase of 3.0% in 2003, according to the U.S. Bureau of Economic Analysis, U.S. economic conditions may not continue to improve in the future or result in a sustained economic recovery. In addition, even if a sustained economic recovery occurs in the United States, demand for our railcars may not match or exceed past or expected levels. Downturns in economic conditions could result in lower sales volumes, lower prices for railcars and a loss of profits.

Changes in the rates of electricity usage affect the consumption of coal and, as a result, purchases of coal-carrying railcars, which represented 78% of the railcars we delivered in 2004. Any decline in electricity usage resulting from downturns in economic conditions will intensify the adverse impact on our sales and results of operations. See “Risks related to our business—We rely significantly on the sales of our aluminum-bodied coal-carrying railcars. Future demand for coal could decrease, which could adversely affect our business, financial condition and results of operations.”

In addition, a substantial number of the end users of our railcars acquire railcars through leasing arrangements with our financial institution customers. Economic conditions that result in higher interest rates would increase the cost of new leasing arrangements, which could cause our financial institution customers to purchase fewer railcars. A reduction in the number of railcars purchased by our financial institution customers could have a material adverse effect on our business, financial condition and results of operations.

The current high cost of the raw materials that we use to manufacture railcars, especially aluminum and steel, and delivery delays associated with these raw materials may adversely affect our financial condition and results of operations.

The production of railcars and our operations require substantial amounts of aluminum and steel. The cost of aluminum, steel and all other materials (including scrap metal) used in the production of our

Risk factors

railcars represents approximately 88% of our direct manufacturing costs. Our business is subject to the risk of price increases and periodic delays in the delivery of aluminum, steel and other materials, all of which are beyond our control. The prices for steel and aluminum, the primary raw material components of our railcars, increased sharply in 2004 as a result of strong demand, limited availability of production inputs for steel and aluminum, including scrap metal, industry consolidation and import trade barriers. The costs of raw steel and aluminum have increased by 161% and 22%, respectively, during the period from October 2003 through December 2004. The availability of scrap metal has been limited by exports of scrap metal to China, and as a result, steel producers have added surcharges on scrap metal in excess of agreed-upon prices. In addition, the price and availability of other railcar components that are made of steel have been adversely affected by the increased cost and limited availability of steel. Any fluctuations in the price or availability of aluminum or steel, or any other material used in the production of our railcars, may have a material adverse effect on our business, results of operations or financial condition.

In addition, if any of our suppliers were unable to continue its business or were to seek bankruptcy relief, the availability or price of the materials we use could be adversely affected. Deliveries of our materials may also fluctuate depending on supply and demand for the material or governmental regulation relating to the material, including regulation relating to the importation of the material.

We have renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials, and as a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. In addition, we have entered into contracts with a majority of our customers that allow for variable pricing to protect us against future changes in the cost of raw materials. However, in the year ended December 31, 2004, we were unable to pass on an estimated $12.7 million in increased raw material costs to our customers under the existing fixed-price customer contracts, and we may not be able to pass on increases in the price of aluminum and/or steel to our customers in the future. In particular, when material prices increase rapidly or to levels significantly higher than normal, we may not be able to pass price increases through to our customers, which could adversely affect our operating margins and cash flows. Even if we are able to increase prices, any such price increases may reduce demand for our railcars. In addition, in the future, our customers may not be willing to accept contractual terms that provide for variable pricing and our competitors, in an effort to gain market share or otherwise, may agree to railcar supply arrangements that do not provide for variable pricing. As a result, we may lose railcar orders or we may be required to agree to supply railcars without variable pricing provisions or be subject to less favorable contract terms.

We depend upon a small number of customers that represent a large percentage of our sales. The loss of any single customer, or a reduction in sales to any such customer, could have a material adverse effect on our business, financial condition and results of operations.

Since railcars are typically sold pursuant to large, periodic orders, a limited number of customers typically represent a significant percentage of our railcar sales in any given year. Over the last five years, our top five customers in each year based on sales represented, in the aggregate, approximately 54% of our total sales for the five-year period. In 2004, sales to our top three customers accounted for approximately 21%, 10% and 9%, respectively, of our total sales. Although we have long standing relationships with many of our major customers, the loss of any significant portion of our sales to any major customer, the loss of a single major customer or a material adverse change in the financial condition of any one of our major customers could have a material adverse effect on our business and financial results.

Risk factors

The variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders may cause our sales and income from operations to vary substantially each quarter, which will result in significant fluctuations in our quarterly results.

Most of our individual customers do not make purchases every year, since they do not need to replace or replenish their railcar fleets on a yearly basis. Many of our customers place orders for products on an as-needed basis, sometimes only once every few years. As a result, the order levels for railcars, the mix of railcar types ordered and the railcars ordered by any particular customer have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Therefore, our results of operations in any particular quarterly period may be significantly affected by the number of railcars ordered and delivered and product mix of railcars ordered in any given quarterly period. Additionally, because we record the sale of a railcar at the time we complete production, the railcar is accepted by the customer following inspection, the risk for any damage or loss with respect to the railcar passes to the customer and title to the railcar transfers to the customer, and not when the order is taken, the timing of completion, delivery and acceptance of significant customer orders will have a considerable effect on fluctuations in our quarterly results. For example, for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, our sales were $88.9 million, $94.9 million, $118.6 million and $179.7 million, respectively. For the quarters ended March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003, our sales were $50.5 million, $59.3 million, $56.2 million and $78.4 million, respectively. As a result of these quarterly fluctuations, we believe that comparisons of our sales and operating results between quarterly periods within the same fiscal year and between quarterly periods within different fiscal years may not be meaningful and, as such, these comparisons should not be relied upon as indicators of our future performance.

Limitations on the supply of heavy castings, wheels and other railcar components could adversely affect our business because they may limit the number of railcars we can manufacture.

We rely upon third-party suppliers for railcar heavy castings, wheels and other components for our railcars. In particular, we purchase, and we believe most of our competitors purchase, a substantial percentage of our railcar heavy castings and wheels from subsidiaries of AMSTED Industries Inc. Due to manufacturing limitations at AMSTED Industries, we have only been supplied with a limited number of heavy castings, which has constrained, and which we expect will continue in the future to constrain, our production of railcars. For example, for the year ended December 31, 2004, due to a shortage of heavy castings, our deliveries were limited to 7,484 railcars, even though we had orders and production capacity to manufacture more railcars. AMSTED Industries and other suppliers of railcar components may be unable to meet the short-term or longer-term heavy castings and wheel supply demand of our industry. In the event that AMSTED Industries or our other suppliers of railcar components were to stop or reduce the production of heavy castings, wheels or the other railcar components that we use, go out of business, refuse to continue their business relationships with us or become subject to work stoppages, our business would be disrupted. Furthermore, our ability to increase our railcar production to expand our business and/or meet any increase in demand depends on our ability to obtain an adequate supply of these railcar components.

While we believe that we could secure alternative sources, we may incur substantial delays and significant expense in doing so, the quality and reliability of these alternative sources for these components may not be the same and our operating results may be significantly affected. In addition, if one of our competitors entered into a preferred supply arrangement with, or was otherwise favored by, AMSTED Industries, we would be at a competitive disadvantage, which could negatively affect our operating results. Furthermore, alternative suppliers might charge significantly higher prices for heavy

Risk factors

castings or other railcar components than we currently pay. Under such circumstances, the disruption to our business could have a material adverse impact on our customer relationships, financial condition and operating results.

We operate in a highly competitive industry and we may be unable to compete successfully against other railcar manufacturers.

We operate in a competitive marketplace and face substantial competition from established competitors in the railcar industry in North America. We have three principal competitors that primarily manufacture railcars for third-party customers. In addition, there are two other manufacturers of railcars whose production is used primarily for their own railcar leasing operations, competing directly with financial institutions that provide railcar leasing services, some of which are among our largest customers. Some of these manufacturers have greater financial and technological resources than us, and they may increase their participation in the railcar segments in which we compete. Railcar purchasers’ sensitivity to price and strong price competition within the industry have historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological innovation, quality, reliability of delivery, customer service and other factors. In particular, technological innovation by any of our existing competitors, or new competitors entering any of the markets in which we do business, could put us at a competitive disadvantage. We may be unable to compete successfully against other railcar manufacturers or retain our market share in our established markets. Increased competition for the sales of our railcar products, particularly our coal-carrying railcars, could result in price reductions, reduced margins and loss of market share, which could negatively affect our prospects, business, financial condition and results of operations.

Further consolidation of the railroad industry may adversely affect our business.

Over the past ten years there has been a consolidation of railroad carriers operating in North America. Railroad carriers are large purchasers of railcars and represent a significant portion of our historical customer base. Future consolidation of railroad carriers may adversely affect our sales and reduce our income from operations because with fewer railroad carriers, each railroad carrier will have proportionately greater buying power and operating efficiency, which may intensify competition among railcar manufacturers to retain customer relationships with the consolidated railroad carriers and cause our prices to decline.

RISKS RELATED TO OUR BUSINESS

We rely significantly on the sales of our aluminum-bodied coal-carrying railcars. Future demand for coal could decrease, which could adversely affect our business, financial condition and results of operations.

Our aluminum-bodied coal-carrying railcars are our primary railcar line, representing 67% of our sales in 2004 and 78% of the total railcars that we delivered in 2004. Fluctuations in the price of coal relative to other energy sources may cause utility companies, which are significant customers of our coal-carrying railcar lines, to select an alternative energy source to coal, thereby reducing the strength of the market for coal-carrying railcars. For example, if utility companies were to begin preferring oil instead of coal as an energy source, demand for our coal-carrying railcar lines would decrease. Although, according to the Energy Information Administration of the Department of Energy, U.S. demand for coal has increased from 1,037.1 million short tons in 1998 to 1,094.9 million short tons in 2003, there is no assurance that U.S. demand for coal will continue to increase. The market for aluminum-bodied coal-carrying railcars may not remain favorable, and coal may not continue to be a preferred source of energy relative to other energy sources. In addition, our market share in the coal-carrying railcar segment depends on the

Risk factors

continued market preference for coal-carrying railcars constructed with aluminum. If purchasers of coal-carrying railcars no longer purchase railcars constructed with aluminum, our market share in this segment may decline and our operating results may be negatively affected.

The U.S. federal and state governments may adopt new legislation and/or regulations, or judicial or administrative interpretations of existing laws and regulations, that materially adversely affect the coal industry and/or our customers’ ability to use coal or to continue to use coal at present rates. Such legislation or proposed legislation and/or regulations may include proposals for more stringent protections of the environment that would further regulate and tax the coal industry. This legislation could significantly reduce demand for coal, adversely affect the demand for our aluminum-bodied coal-carrying railcars and have a material adverse effect on our financial condition and results of operations.

In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention, including the United States, established a binding set of emission targets for developed nations. Although the United States has not ratified the emission targets contained in the convention, the emission targets could serve as a guideline for efforts to stabilize or reduce greenhouse gas emissions in the United States, which could adversely impact the price of, and demand for, coal and the demand for our railcars. According to the Energy Information Administration’s Emissions of Greenhouse Gases in the United States 2003, coal accounts for approximately 36% of carbon dioxide emissions from both energy generating and industrial uses. Carbon dioxide represented 83% of greenhouse gas emissions in the United States in 2003. Efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. If the United States were to adopt comprehensive regulations for its greenhouse gas emissions and/or ratify emissions targets for reduced greenhouse gas emissions (whether under the 1997 Kyoto convention or otherwise), these restrictions could adversely impact the price of and demand for coal, which could have a material adverse effect on our financial condition or results of operations.

We rely upon a single supplier to supply us with all of our cold-rolled center sills for our railcars, and any disruption of our relationship with this supplier could adversely affect our business.

We rely upon a single supplier to manufacture all of our cold-rolled center sills for our railcars, which are based upon our proprietary and patented process. A center sill is the primary longitudinal structural component of a railcar which helps the railcar withstand the weight of the cargo and the force of being pulled during transport. Our center sill is formed into its final shape without heating by passing steel plate through a series of rollers. In 2004, approximately 92% of the railcars we produced were manufactured using this cold-rolled center sill. Although we have a good relationship with our supplier and have not experienced any significant delays, manufacturing shortages or failures to meet our quality requirements and production specifications in the past, our supplier could stop production of our cold-rolled center sills, go out of business, refuse to continue its business relationship with us or become subject to work stoppages. While we believe that we could secure alternative manufacturing sources, our present supplier is currently the only manufacturer of our cold-rolled center sills for our railcars. We may incur substantial delays and significant expense in finding an alternative source, our results of operations may be significantly affected, and the quality and reliability of these alternative sources may not be the same. Moreover, alternative suppliers might charge significantly higher prices for our cold-rolled center sills than we currently pay. The prices for our cold-rolled center sills may also be impacted by the rising cost of steel and all other materials used in the production of our cold-rolled center sills. Under such circumstances, the disruption to our business may have a material adverse impact on our financial condition and results of operations.

Risk factors

Equipment failures, delays in deliveries or extensive damage to our facilities, particularly our facility in Danville, could lead to production or service curtailments or shutdowns.

We manufacture our railcars at production facilities in Danville, Illinois and Johnstown, Pennsylvania and have commenced preparations for an additional production facility in Roanoke, Virginia. An interruption in production capabilities at these facilities, as a result of equipment failure or other reasons, could reduce or prevent the production of our railcars. A halt of production at our facilities, particularly at our facility in Danville, which manufactured approximately 81% of our railcars manufactured during the year ended December 31, 2004 and produces all of our aluminum-bodied coal-carrying railcars, could severely affect delivery times to our customers. Any significant delay in deliveries to our customers could result in the termination of contracts, cause us to lose future sales and negatively affect our reputation among our customers and in the railcar industry and our results of operations. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events, such as fires, explosions, floods or weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failures, delays in deliveries or extensive damage to any of our facilities, which could have a material adverse effect on our business, results of operations or financial condition.

An increase in health care costs could adversely affect our results of operations.

The cost of health care benefits in the United States has increased significantly, leading to higher costs for us to provide health care benefits to our active and retired employees. If these costs continue to rise, our results of operations will be adversely affected. We are unable to limit our costs by changing or eliminating coverage under our employee benefit plans because a significant majority of our employee benefits are governed by union agreements. For example, as a result of the Johnstown settlement, we expect to make payments of $3.0 million in 2005 and $2.9 million in 2006 for health care coverage costs of our retired employees at the Johnstown facility. As of December 31, 2004, our accumulated postretirement benefit obligation was $54.0 million. Although the Johnstown settlement will limit our future contributions for health care coverage costs for our retired unionized Johnstown employees, we will continue to fund 100% of the health care coverage costs of our active unionized and non-unionized employees at our Johnstown facility and all of our active employees at our Danville facility. If our costs under our employee benefit plans for active employees at our Danville facility exceed our projections, our business and financial results could be materially adversely affected. See “Business—Legal proceedings—Labor dispute settlement.”

Our pension obligations are currently underfunded. We may have to make significant cash payments to our pension plans which would reduce the cash available for our business.

As of December 31, 2004, our accumulated benefit obligation under our defined benefit pension plans exceeded the fair value of plan assets by $18.5 million. The underfunding was caused, in part, by recent fluctuations in the financial markets that have caused the valuation of the assets in our defined benefit pension plans to decrease. Further, additional benefit obligations were added to our existing defined benefit pension plans on November 15, 2004 as a result of the Johnstown settlement and the reduction in our discount rate. During the year ended December 31, 2004, we contributed $4.8 million to our pension plans. Management expects that we will make an additional contribution in 2005 of approximately $4 million. Management expects that any future obligations under our pension plans that are not currently funded will be funded from our future cash flow from operations. If our contributions to our pension plans are insufficient to fund the pension plans adequately to cover our future pension obligations, the performance of the assets in our pension plans does not meet our expectations or other actuarial assumptions are modified, our contributions to our pension plans could be materially higher than we expect, which would reduce the cash available for our business.

Risk factors

The level of our reported backlog may not necessarily indicate what our future sales will be and our actual sales may fall short of the estimated sales value attributed to our backlog.

We define backlog as the sales value of products or services to which our customers have committed in writing to purchase from us which have not been recognized as sales. In this prospectus, we have disclosed our backlog, or the number of railcars for which we have purchase orders, in various periods and the estimated sales value (in dollars) that would be attributable to this backlog once the backlog is converted to actual sales. We consider backlog to be an indicator of future sales of railcars. However, our reported backlog may not be converted into sales in any particular period, if at all, and the actual sales (including any compensation for lost profits and reimbursement for costs) from such contracts may not equal our reported estimates of backlog value. For example, we rely on third-party suppliers for heavy castings, wheels and components for our railcars and if these third parties were to stop or reduce their supply of heavy castings, wheels and other components, our actual sales would fall short of the estimated sales value attributed to our backlog. Furthermore, any contract included in our reported backlog that actually generates sales may not be profitable. Therefore, our current level of reported backlog may not necessarily represent the level of sales that we may generate in any future period.

Once we become a public company, we will need to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition could be materially adversely affected.

As a public company, we will be required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports and quarterly reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting, and we are presently evaluating our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. During the audits of our 2003 and 2004 fiscal years, our independent registered public accounting firm issued a letter to our audit committee noting matters which could inhibit our ability to meet our reporting obligations when we become a public company and matters in our internal controls and operations that they deemed to constitute a reportable condition. The reportable condition generally related to the adequacy of our current financial accounting and reporting resources and related infrastructure to support our financial accounting needs, including our needs as we become a public company. These include, but are not limited to, our SEC reporting skills and our plan and related resources for compliance with Section 404 of the Sarbanes-Oxley Act following the completion of this offering. The letter from our independent registered public accounting firm concluded that the reportable condition described above is a material weakness. In November 2004, we appointed our current Chief Financial Officer. We have also commenced a review of our existing internal control structure and plan to hire additional personnel to expand our finance function. Although our review is not complete, we have taken steps to improve our internal control structure by engaging a consulting firm to assist us in the analysis of, and planning for, improving our internal controls, as well as the implementation of any such plans. However, we cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley

Risk factors

Act of 2002 by the time that we are required to file our Annual Report on Form 10-K for the year ended December 31, 2005. If we fail to achieve and maintain the adequacy of our internal controls and do not address the deficiencies identified in the letter received by our audit committee, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

If we lose key personnel, our operations and ability to manage the day-to-day aspects of our business will be adversely affected.

We believe our success depends to a significant degree upon the continued contributions of our executive officers and key employees, both individually and as a group. Our future performance will substantially depend on our ability to retain and motivate them. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be adversely affected.

The loss of the services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. Because our senior management team has many years of experience with our company and within the railcar industry and other manufacturing industries, it would be difficult to replace any of them without adversely affecting our business operations. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel. We do not currently maintain “key person” life insurance.

Labor disputes could disrupt our operations and divert the attention of our management and may have a material adverse effect on our operations and profitability.

Approximately 86% of our employees, as of December 31, 2004, are members of unions. We have a collective bargaining agreement with the United Automobile, Aerospace and Agricultural Workers of America, or the UAW, representing approximately 91% of our employees at the Danville facility. Our employees at our Johnstown facility represented by the USWA had been without a collective bargaining agreement since October 2001. The USWA, which represents approximately 83% of our employees at the Johnstown facility and approximately 49% of our total active labor force as of December 31, 2004, filed charges in January 2002 against our subsidiary alleging unfair labor practices in violation of the National Labor Relations Act, or the NLRA, in connection with our practices during our negotiation of a new collective bargaining agreement. In addition, our subsidiary was a defendant in the Deemer and Britt lawsuits, two class action lawsuits filed by the USWA on behalf of individual plaintiffs alleging violations of the NLRA and ERISA in connection with certain medical and life insurance benefits and pension supplements that were discontinued with respect to certain retirees. On November 15, 2004, our subsidiary entered into a settlement agreement setting forth the terms of a new collective bargaining agreement with the USWA which expires on May 15, 2008. The Johnstown settlement also resolved the NLRB charges filed against our subsidiary relating to the collective bargaining agreement, the Deemer and Britt lawsuits and certain other outstanding workplace grievances matters. See “Business—Legal proceedings—Labor dispute settlement.” Although the disputes involving the USWA did not result in strikes or other labor protests, any future labor disputes with the USWA or the UAW could result in strikes or other labor protests which could disrupt our operations and divert the attention of our management from operating our business. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. Any such labor disputes could have a material adverse effect on our business, financial condition or results of operations.

Risk factors

Lack of acceptance of our new railcar offerings by our customers could adversely affect our business.

Our strategy depends in part on our continued development and sale of new railcar designs and design changes to existing railcars to penetrate railcar markets in which we currently do not compete and to expand or maintain our market share in the railcar markets in which we currently compete. We have dedicated significant resources to the development, manufacturing and marketing of new railcar designs. We typically make decisions to develop and market new railcars and railcars with modified designs without firm indications of customer acceptance. New or modified railcar designs may require customers to alter their existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. Many railcar purchasers prefer to maintain a standardized fleet of railcars and railcar purchasers with established railcar fleets are generally resistant to railcar design changes. Therefore, any new or modified railcar designs that we develop may not gain widespread acceptance in the marketplace and any such products may not be able to compete successfully with existing railcar designs or new railcar designs that may be introduced by our competitors.

Our production of new railcar product lines may not be initially profitable and may result in financial losses.

When we begin production of a new railcar product line, we usually anticipate that our initial costs of production will be higher due to initial labor and operating inefficiencies associated with new manufacturing processes. Due to pricing pressures in our industry, the pricing for the new railcars in customer contracts usually does not reflect the initial additional costs, and our costs of production may exceed the anticipated revenues until we are able to gain labor efficiencies. To the extent that the total costs of production significantly exceed our anticipated costs of production, we may be unable to gain any profit from our sale of the railcars or we may incur a loss.

We may pursue acquisitions that involve inherent risks, any of which may cause us not to realize anticipated benefits.

Our business strategy includes the potential acquisition of businesses and entering into joint ventures and other business combinations that we expect would complement and expand our existing products and services and the markets where we sell our products and services and improve our market position. We may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture or other transaction on acceptable terms. We cannot predict the timing and success of our efforts to acquire any particular business and integrate the acquired business into our existing operations. Also, efforts to acquire other businesses or the implementation of other elements of this business strategy may divert managerial resources away from our business operations. In addition, our ability to engage in strategic acquisitions may depend on our ability to raise substantial capital and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all. Our failure to identify suitable acquisition or joint venture opportunities may restrict our ability to grow our business. In addition, we may not be able to successfully integrate businesses that we acquire in the future, which could have a material adverse effect on our business, results of operations and financial condition.

We might fail to adequately protect our intellectual property, which may result in our loss of market share, or third parties might assert that our intellectual property infringes on their intellectual property, which would be costly to defend and divert the attention of our management.

The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to protect our intellectual property. However, these

Risk factors

protections might be inadequate. For example, we have patents for portions of our railcar designs that are important to our market leadership in the coal-carrying railcar segment. Our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be sufficiently broad. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. In either case, litigation may result, which could result in substantial costs and diversion of our and our management team’s efforts. Regardless of whether we are ultimately successful in any litigation, such litigation could adversely affect our business, results of operations and financial condition.

We are subject to a variety of environmental laws and regulations and the cost of complying with environmental requirements or any failure by us to comply with such requirements may have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of federal, state and local environmental laws and regulations, including those governing air quality and the handling, disposal and remediation of waste products, fuel products and hazardous substances. Although we believe that we are in material compliance with all of the various regulations and permits applicable to our business, we may not at all times be in compliance with such requirements. The cost of complying with environmental requirements may also increase substantially in future years. If we violate or fail to comply with these regulations, we could be fined or otherwise sanctioned by regulators. In addition, these requirements are complex, change frequently and may become more stringent over time, which could have a material adverse effect on our business. We have in the past conducted investigation and remediation activities at properties that we own to address historic contamination. However, there can be no assurance that these remediation activities have addressed all historic contamination. Environmental liabilities that we incur, including those relating to the off-site disposal of our wastes, if they are not covered by adequate insurance or indemnification, will increase our costs and have a negative impact on our profitability. See “Business—Environmental matters” for more information.

Our warranties may expose us to potentially significant claims, which may damage our reputation and adversely affect our business, financial condition and results of operations.

We warrant the workmanship and materials of many of our manufactured new products under limited warranties, generally for periods of less than five years. Accordingly, we may be subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers’ specifications. Although we currently maintain product liability insurance coverage, product liability claims, if made, may exceed our insurance coverage limits or insurance may not continue to be available on commercially acceptable terms, if at all. We have never experienced any material losses attributable to warranty claims, but it is possible for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation, all of which would adversely affect our results of operations.

We use and rely significantly on a proprietary software system to manage our accounting and production systems, the failure of which may lead to data loss, significant business interruption and financial loss.

We use and rely significantly on a proprietary software system that integrates our accounting and production systems, including quality control, purchasing, inventory control and accounts receivable systems. In the future, we may discover significant errors or defects in this software system that we may

Risk factors

not be able to correct. If this software system is disrupted or fails for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons or a software virus, we could experience data loss, financial loss and significant business interruption. If that happens, we may be unable to meet production targets, our customers may terminate contracts, our reputation may be negatively affected, and there could be a material adverse effect on our business and financial results.

The agreements governing our new revolving credit facility will likely contain various covenants that, among other things, limit our discretion in operating our business and provide for certain minimum financial requirements.

We and the lender under our existing revolving credit facility have entered into a commitment letter which sets forth the material terms of the new revolving credit facility, which we intend to enter into concurrently with the completion of this offering. The agreements governing this new revolving credit facility will likely contain various covenants that, among other things, limit our management’s discretion by restricting our ability to:

➢	incur additional debt;

➢	redeem our capital stock;

➢	enter into certain transactions with affiliates;

➢	pay dividends and make other distributions;

➢	make investments and other restricted payments; and

➢	create liens.

The terms of the new revolving credit facility will have financial covenants similar in nature to, but generally less restrictive than, those in the existing revolving credit facility, and we do not anticipate that we will violate the financial covenants under the new revolving credit facility. However, our failure to comply with the financial covenants set forth above and other covenants under the new revolving credit facility could lead to an event of default under the agreements governing any other indebtedness that we may have outstanding at the time, permitting the lenders to accelerate all borrowings under such agreements and to foreclose on any collateral. In addition, any such events may make it more difficult or costly for us to borrow additional amounts in the future. The expected terms of the new revolving credit facility as described in the commitment letter are summarized under “Description of indebtedness—New revolving credit facility.” The actual terms of the new revolving credit facility may differ significantly from the terms set forth in the commitment letter.

The market and industry data contained in this prospectus, including estimates and forecasts relating to the growth of the railcar market, cannot be verified with certainty and may prove to be inaccurate.

This prospectus contains market and industry data, obtained primarily from reports published by the Association of American Railroads, the Railway Supply Institute, Economic Planning Associates, Inc., the Energy Information Administration of the Department of Energy and Resource Data International. Industry publications typically indicate that they have derived the published data from sources believed to be reasonable, including other railcar manufacturers, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based, and the data may prove to be inaccurate. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to railcar production, railcar freight growth and the

Risk factors

historical average age of active railcars in North America. Forecasts and estimates regarding future growth of the railcar industry included in these reports are based on assumptions of the growth and improvement of the U.S. economy. The growth and improvement of the U.S. economy during the period of these forecasts and estimates are not assured. The failure of the U.S. economy to perform as assumed in these forecasts and estimates would cause the forecasted expansion of the railcar industry not to occur or occur to a lesser extent than predicted. The failure of the rail industry and/or the railcar supply industry, including the coal-carrying railcar business, to continue to grow as forecasted by the market and industry data included in this prospectus may have a material adverse effect on our business and the market price of our common stock.

To the extent we expand our sales of products and services internationally, we will increase our exposure to international economic and political risks.

Conducting business outside the United States subjects us to various risks, including changing economic, legal and political conditions, work stoppages, exchange controls, currency fluctuations, terrorist activities directed at U.S. companies, armed conflicts and unexpected changes in the United States and the laws of other countries relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. If we fail to obtain and maintain certifications of our railcars and railcar parts in the various countries where we may operate, we may be unable to market and sell our railcars in those countries.

In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit our operations and make the manufacture and distribution of our products internationally more difficult. Furthermore, any material changes in the quotas, regulations or duties on imports imposed by the U.S. government and agencies or on exports by non-U.S. governments or their respective agencies could affect our ability to export the railcars that we manufacture in the United States. The uncertainty of the legal environment could limit our ability to enforce our rights effectively.

RISKS RELATED TO THE PURCHASE OF OUR COMMON STOCK IN THIS OFFERING

As a new investor, you will experience immediate and substantial dilution.

You will pay a price for each share of our common stock that exceeds the per share value attributed from our tangible assets less our total liabilities. Therefore, if we distributed our tangible assets to our stockholders following this offering, our stockholders would receive less per share of common stock than you paid in this offering. The deficiency in net tangible book value adjusted for this offering and the expected use of the proceeds of this offering at December 31, 2004 was approximately $1.9 million, or approximately $0.15 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the total number of shares of common stock outstanding. Accordingly, if you purchase shares of our common stock in this offering you will suffer immediate dilution of $17.15 per share in pro forma net tangible book value, based on an assumed initial offering price of $17.00 per share of common stock, representing the midpoint of the range on the cover of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You may suffer additional dilution to the extent outstanding options to purchase shares of our common stock are exercised. For more information, see “Dilution.”

Risk factors

Our common stock may trade at prices below the initial public offering price and may be susceptible to declines based on securities analysts’ or industry research and reports.

Prior to this offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representative of the underwriters based on factors that may not be indicative of future performance and may not bear any relationship to the price at which our common stock will trade upon completion of this offering. You may not be able to resell our common stock at or above the initial public offering price.

In addition, the trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade our stock or project a downturn in our industry, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The price of our common stock is subject to volatility, which may make it more difficult to realize a gain on your investment in our common stock.

Various factors, such as general economic changes in the financial markets, announcements or significant developments with respect to the global rail or railcar industry, actual or anticipated variations in our quarterly or annual financial results, the introduction of new products or technologies by us or our competitors, changes in other conditions or trends in our industry or in the markets of any of our significant customers, changes in governmental regulation, our financial results failing to meet expectations of analysts or investors or changes in securities analysts’ estimates of our future performance or of that of our competitors or our industry, could cause the market price of our common stock to fluctuate substantially. In addition, our customers’ practice of placing large, periodic orders for products on an as needed basis makes our quarterly sales and operating results difficult to predict and could cause our operating results in some quarters to vary from market expectations and also lead to volatility in our stock price.

Our stock price may decline due to sales of shares by our other stockholders.

Sales of substantial amounts of our common stock, or the perception that these sales may occur, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities in the future. There will be 12,532,700 shares of our common stock outstanding immediately after this offering. All shares sold in this offering and all of our other outstanding shares of common stock will be freely transferable without restriction or further registration under the Securities Act of 1933, subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act and subject to the 180-day “lock-up” restrictions described in the “Underwriting” section of this prospectus. Shares issuable upon exercise of our options also may be sold in the market in the future, subject to any restrictions on resale following underwritten offerings contained in our option agreements, and sales of substantial amounts of those shares, or the perception that these sales may occur, also may adversely affect the price of our common stock. See “Shares eligible for future sale.”

We and our executive officers, directors and substantially all our stockholders have entered into 180-day lock-up agreements with the underwriters. The lock-up agreements prohibit us and our executive officers, directors and stockholders from selling or otherwise disposing of shares of common stock,

Risk factors

except in limited circumstances. The terms of the lock-up agreements can be waived, at any time, by UBS Securities LLC, at its sole discretion, without prior notice or announcement, to allow us or our officers, directors and stockholders to sell shares of our common stock. If the terms of the lock-up agreements are waived, shares of our common stock will be available for sale in the public market, which could reduce the price of our common stock. See “Shares eligible for future sale—Lock-up agreements.”

Following the expiration of the lock-up period, certain shareholders under our new registration rights agreement will be entitled, subject to certain exceptions, to exercise their demand registration rights to register their shares under the Securities Act. If this right is exercised, holders of any of our common stock subject to the registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 5,032,700 shares of common stock, assuming that the underwriters do not exercise their over-allotment option, will be subject to our registration rights agreement upon completion of this offering. See “Shares eligible for future sale,” “Certain relationships and related party transactions—Registration rights agreement” and “Description of capital stock—Registration rights.”

We may require additional capital in the future and sales of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private equity financings in order to:

➢	expand and grow our business;

➢	develop new services and products;

➢	respond to competitive pressures; or

➢	acquire complementary businesses or technologies.

Any additional capital raised through the sale of our equity securities may dilute your percentage ownership interest in us.

Certain of our stockholders will continue to exert significant influence over us and their interests may conflict with the interests of our other stockholders.

Caravelle Investment Fund, L.L.C., John Hancock Life Insurance Company (together with Hancock Mezzanine Partners L.P.), Camillo M. Santomero, III and the stockholders whose shares of our common stock are managed by Trimaran Investments II, L.L.C. currently beneficially own, approximately 20.9%, 19.1%, 16.6% and 14.3%, respectively, of our outstanding common stock, and upon completion of this offering will own approximately 8.4%, 7.7%, 6.6% and 5.7%, respectively, of our outstanding stock (6.5%, 6.0%, 5.2% and 4.4%, respectively, if the underwriters’ over-allotment option is exercised in full). See “Principal and selling stockholders.” As a result, these stockholders will continue to be able to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. In addition, upon the completion of this offering, we expect to enter into an agreement with each of Caravelle Investment Fund, L.L.C., Camillo M. Santomero, III and Trimaran Investments II, L.L.C. to provide for an individual selected by such party to be included as one of the nominees to be considered at a meeting of our stockholders called for the election of directors upon the expiration of the term of each such party’s designee. See “Certain relationships and related party transactions—Nomination agreements” for additional information on these agreements. Directors designated currently by these stockholders will continue to serve on our board of directors following the completion of this offering, and therefore these stockholders will have

Risk factors

significant influence on our overall operations and strategy. The interests of these stockholders or their respective affiliates may not coincide with the interests of the other holders of our common stock. To the extent that conflicts of interest may arise, the stockholders named above and their respective affiliates may resolve those conflicts in a manner adverse to us or to you or other holders of our securities. In addition, the stockholders named above are selling stockholders in this offering and will receive a portion of the proceeds of the offering.

We intend to pay regular cash dividends on our common stock but may change our dividend policy, and the agreements governing our new revolving credit facility will contain various covenants that limit our ability to pay dividends.

Our board of directors has never declared or paid any cash dividends on our common stock. In addition, the agreements governing our existing revolving credit facility, term loan and senior notes, which we intend to repay and/or terminate in connection with this offering, restrict our ability to pay dividends on our capital stock. After completion of this offering, we intend to pay regular cash dividends on our common stock. Our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, the terms of our new revolving credit facility will limit our ability to pay dividends to holders of our common stock. The expected terms of the new revolving credit facility are summarized under “Description of indebtedness—New revolving credit facility.” In addition, as a holding company, we will be dependent upon the ability of our subsidiaries to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our stockholders. We expect to cause each of our subsidiaries to pay dividends to us, the sole stockholder of such subsidiaries. However, the ability of each of our subsidiaries to make such distributions will be subject to its operating results, cash requirements and financial condition, applicable laws and its other agreements with third parties. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal years. Accordingly, we may not be able to pay dividends in any given amount in the future, or at all.

Delaware law and our certificate of incorporation and by-laws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.

Certain provisions of our certificate of incorporation and by-laws that will be in effect upon completion of this offering and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:

➢	our board of directors will be divided into three staggered classes, each with three-year terms;

➢	the ability by our board of directors to issue preferred stock with voting or other rights or preferences;

➢	only our board of directors or the chairman of the board of directors may call special meetings of our stockholders;

➢	our stockholders may only take action at a meeting of our stockholders and not by written consent; and

➢	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders.

Risk factors

Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

As a result of being a public company, we will incur increased costs that may place a strain on our resources and our management’s attention may be diverted from other business concerns.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These requirements may place a strain on our systems and resources. The Securities Exchange Act of 1934, or the Exchange Act, requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

This offering may cause us to undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which may limit our ability to utilize our net operating loss carryforward and certain other tax attributes.

Our federal net operating loss carryforward as of December 31, 2004 is approximately $11.5 million. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforward and other pre-change tax attributes against its post-change income may be limited. Although no definite determination can be made at this time, there is a significant possibility that this offering (along with other changes in ownership that have occurred within the past three years) will cause us to undergo an ownership change under the Internal Revenue Code. In addition, if we undergo an ownership change, we may be limited in our ability to use certain “built-in losses” or “built-in deductions” that exist at the time of the ownership change. These limitations may have the effect of reducing our after-tax cash flow. Even if this offering does not cause an ownership change to occur, we may undergo an ownership change after the offering due to subsequent changes in ownership of our common stock.

Special note regarding forward-looking statements

This prospectus contains some forward-looking statements including, in particular, statements about our plans, strategies and prospects. We have used the words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions in this prospectus to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual results could differ materially from those projected in the forward-looking statements.

Our forward-looking statements are subject to risks and uncertainties, including:

➢	the cyclical nature of our business;

➢	adverse economic and market conditions;

➢	fluctuating costs of raw materials, including steel and aluminum, and delays in the delivery of raw materials;

➢	our ability to maintain relationships with our suppliers of railcar components;

➢	our reliance upon a small number of customers that represent a large percentage of our sales;

➢	the variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders;

➢	the highly competitive nature of our industry;

➢	risks relating to our relationship with our unionized employees and their unions;

➢	our ability to manage our health care and pension costs;

➢	our reliance on the sales of our aluminum-bodied coal-carrying railcars;

➢	the risk of lack of acceptance of our new railcar offerings by our customers;

➢	the cost of complying with environmental laws and regulations;

➢	the costs associated with being a public company;

➢	potential significant warranty claims; and

➢	various covenants in the agreements governing our indebtedness that limit our management’s discretion in the operation of our businesses.

Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above under “Risk factors.” We caution you that these risks may not be exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. You should carefully read this prospectus in its entirety as it contains information you should consider when making your investment decision.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $75.8 million, after deducting underwriting discounts and other estimated expenses payable by us, assuming an initial offering price of $17.00 per share, representing the midpoint of the range on the cover of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders upon the exercise of the over-allotment option by the underwriters.

The table below sets forth our estimate of the sources and uses of funds required to effect the Transactions if the Transactions were completed as of December 31, 2004. Actual amounts may vary from the amounts shown below.

Amount
(in thousands)
Sources of Funds

Cash and cash equivalents	$11,213
Release of restricted cash(1)	8,700
Proceeds from this offering	86,700
Borrowings under new revolving credit facility(2)	6,309

Total sources	$112,922

Uses of Funds

Repurchase of the senior notes(3)	$46,179
Payment under the rights to additional acquisition consideration(4)	34,089
Redemption of the redeemable preferred stock(5)	12,689
Repayment of the term loan(6)	5,865
Repayment of industrial revenue bonds(7)	5,200
Payments related to the termination of management services and other agreements(8)	900
Fees and expenses relating to this offering(9)	8,000

Total uses	$112,922

(1)	This amount reflects $7.5 million held in a restricted cash account as additional collateral for our existing revolving credit facility, which we expect to be released to us after we enter into the new revolving credit facility upon the completion of this offering. We do not expect the new revolving credit facility to require any amounts to be held as cash collateral. Additionally, such amount reflects $1.2 million in escrow, representing security for workers’ compensation insurance, which will be replaced by a letter of credit under the new revolving credit facility. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”
(2)	If the Transactions were completed on December 31, 2004, we would have had as of such date new letters of credit of approximately $5 million, $6.3 million in borrowings and approximately $36 million of available borrowings under the new revolving credit facility. See “Description of indebtedness—New revolving credit facility.” The actual amounts of borrowings and available borrowings under the new revolving credit facility after the completion of the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect the Transactions.
(3)	Includes accrued and unpaid interest as of December 31, 2004. The senior notes bear interest at 15% per year and are due on June 30, 2008. The aggregate principal amount of the senior notes that we will repay as part of the Transactions includes all outstanding senior notes issued as payment-in-kind for interest on the notes. See “Description of indebtedness—Senior notes.” At the closing of this offering, the amount due under the senior notes will be placed in a restricted account held with the administrative agent under the new revolving credit facility and paid upon the expiration of the 15-day notice period following the completion of this offering.

Use of proceeds

(4)	Represents the amount payable upon a triggering event, as of December 31, 2004, pursuant to the rights to additional acquisition consideration, which includes a base amount of additional consideration equal to $20.0 million plus an accreted value that compounds at a rate of 10% annually. We will be required to pay the additional acquisition consideration upon the completion of this offering. See “Certain relationships and related party transactions—Rights to additional acquisition consideration” for a discussion of the terms of, and the events that trigger our obligation to pay, the additional acquisition consideration.
(5)	Includes 1,014 shares of our former parent company’s Series A voting preferred stock that were issued upon full exercise of the 2004 Options prior to the date of this prospectus. These shares were exchanged in the merger with shares of our Series A voting preferred stock having identical terms (except we changed the par value of our Series A voting preferred stock and Series B non-voting preferred stock from $500 per share to $0.01 per share and we changed the liquidation preference of our Series A voting preferred stock and Series B non-voting preferred stock to include the value of the accrued liquidation preference of our former parent company’s shares of Series A voting preferred stock and Series B non-voting preferred stock). We intend to redeem all of the outstanding shares of our Series A voting preferred stock and Series B non-voting preferred stock immediately following the completion of this offering. Giving effect to the full exercise of the 2004 Options, as of December 31, 2004, and the subsequent exchange in the merger, there were 9,674 shares of our Series A voting preferred stock and 3,840 shares of our Series B non-voting preferred stock outstanding. Each share of Series A voting preferred stock and Series B non-voting preferred stock has a liquidation preference of $500 plus accumulated and unpaid dividends. Holders of Series A voting preferred stock and Series B non-voting preferred stock are entitled to an annual cumulative dividend at a rate of 17% per share. As of December 31, 2004, there were $5.9 million of accumulated but unpaid dividends on our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock, which remained unpaid and are included in the liquidation preference of our Series A voting preferred stock and Series B non-voting preferred stock following the exchange in the merger. We will pay this amount, plus additional accumulated dividends since such date, when we redeem the Series A voting preferred stock and Series B non-voting preferred stock. See “Description of capital stock—Preferred stock.” Approximately 95% of the Series A voting preferred stock, representing an aggregate liquidation value, including accumulated and unpaid dividends, of $3.9 million, and approximately 77% of the Series B non-voting preferred stock, representing an aggregate liquidation value, including accumulated and unpaid dividends, of $1.4 million, are held by our affiliates. See “Certain relationships and related party transactions—Redemption of preferred stock.”
(6)	Includes a prepayment fee of $115,000 equal to 2% of the amount outstanding under the term loan as of December 31, 2004. Our subsidiary, JAC Operations, Inc., entered into this term loan in October 2003, with an original principal amount of $9.0 million, due on March 31, 2008, which we refer to as the term loan. Borrowings under the term loan bear interest at a variable rate based on LIBOR, with a weighted average interest rate, as of December 31, 2004, of 6.78% per year. See “Description of indebtedness—Term loan.”
(7)	The variable rate demand industrial development revenue bonds due 2010 with an original principal amount of $5.3 million, which we refer to as the industrial revenue bonds, were issued by our subsidiary Freight Car Services, Inc. The industrial revenue bonds bear interest at a weekly variable rate, which was 2.15% as of December 31, 2004 and are subject to a weekly “put” provision by the holders of the bonds. See “Description of indebtedness—Industrial revenue bonds.” At the closing of this offering, the amount due under the industrial revenue bonds will be placed in a restricted account with the administrative agent under the new revolving credit facility and paid upon the expiration of the notice period of up to 90 days following the completion of this offering.
(8)	This amount reflects the payments in connection with the termination of certain management services and other agreements with certain of our stockholders. See “Certain relationships and related party transactions—Management services agreements, deferred financing fee agreement and consulting agreement.”
(9)	This amount reflects the underwriting discounts and commissions and fees and expenses related to the offering, net of $2.0 million in fees and expenses related to the offering which we have paid prior to December 31, 2004.

Dividend policy

Our board of directors has never declared or paid any cash dividends on our common stock. After completion of this offering, we intend to pay regular cash dividends on our common stock.

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to generate earnings and cash flows and distribute them to us. Our declaration and payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, general economic and business conditions, our strategic plans, our financial results, contractual and legal restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors considers to be relevant.

The new revolving credit facility will contain covenants that limit our ability to pay dividends to holders of our common stock and restrict the ability of our borrower subsidiaries to declare or pay any dividends on their common stock for distribution to us, except under certain circumstances. For certain risks relating to the payment of dividends, see “Risk factors—Risks related to the purchase of our common stock in this offering—We intend to pay regular cash dividends on our common stock but may change our dividend policy, and the agreements governing our new revolving credit facility will likely contain various covenants that limit our ability to pay dividends.”

Capitalization

The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of December 31, 2004, on an actual basis and on an adjusted basis to give effect to:

➢	the full exercise of the 2004 Options prior to the date of this prospectus for 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock;

➢	the merger on April 1, 2005, whereby (1) all of the shares of our former parent company’s issued and outstanding shares of Class A voting common stock and Class B non-voting common stock were exchanged for shares of a single class of our common stock on a one-for-550 basis, and (2) all of the shares of our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock were exchanged on a one-for-one basis for shares of our Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except for the change in par value from $500 per share to $0.01 per share and a different liquidation preference that includes the value of the accrued liquidation preference of our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock); and

➢	the Transactions, including our sale of 5,100,000 shares of our common stock and the sale by the selling stockholders of 2,400,000 shares of our common stock in this offering, assuming an initial offering price of $17.00 per share, which is the midpoint of the range on the cover of this prospectus.

You should read this table together with “Prospectus summary—Corporate information,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2004
	Actual*	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$11,213	$—
Restricted cash(1)	12,955	4,255

Total cash, cash equivalents and restricted cash	$24,168	$4,255

Short term debt:
Industrial revenue bonds(2)	5,200	—
Long-term debt (including current maturities):
Existing revolving credit facility(3)	—	—
New revolving credit facility(4)	—	6,309
Senior notes(5)	45,108	—
Term loan	5,750	—

Total long-term debt (including current maturities)	50,858	6,309
Rights to additional acquisition consideration(6)	28,581	—
Redeemable Preferred Stock, $500 par value
Series A voting $500 par value, 100,000 shares authorized, 8,660 shares issued and outstanding (liquidation preference of $8,486)(7), actual	8,486	—
Series B non-voting $500 par value, 100,000 shares authorized, 3,840 shares issued and outstanding (liquidation preference of $3,696), actual	3,696	—

Total redeemable preferred stock	12,182	—
Stockholders’ equity (deficit):
Preferred Stock, par value $0.01 per share; 2,500,000 shares authorized; 13,514 shares issued and no shares outstanding, as adjusted	—	—
Common stock, $0.01 par value
Class A voting, 100,000 shares authorized(8), 6,138,000 shares issued and outstanding, actual	—	—
Class B non-voting, 100,000 shares authorized(8), 737,000 shares issued and outstanding, actual	—	—
Common Stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, 6,875,000 and 12,532,700 shares, respectively, issued and outstanding, as adjusted(9)(10)	—	125
Additional paid in capital	8,900	84,068
Accumulated other comprehensive loss	(5,055)	(5,055)
Accumulated deficit(11)	(40,934)	(45,880)

Total stockholders’ equity (deficit)	(37,089)	33,258

Total capitalization	$59,732	$39,567

*	As restated. See Note 2 to our consolidated financial statements.

Capitalization

(1)	As part of the Transactions, $7.5 million representing additional collateral under our existing revolving credit facility will be released from restricted cash and $1.2 million held as cash representing security for workers’ compensation insurance will be replaced by a letter of credit under the new revolving credit facility. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

(2)	Classified as short-term debt because the holders of the industrial revenue bonds, which mature in 2010, are entitled, on a weekly basis, to require us to repurchase the industrial revenue bonds.

(3)	As of December 31, 2004, there were no borrowings under the existing revolving credit facility and the amount of our outstanding letters of credit under the existing revolving credit facility was $10.6 million.

(4)	Assuming that the Transactions were completed on December 31, 2004, we would have had as of such date approximately $5 million of outstanding letters of credit under the new revolving credit facility, $6.3 million in borrowings and approximately $36 million of available borrowings under the new revolving credit facility. The actual amounts of borrowings and available borrowings under the new revolving credit facility after the completion of the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect the Transactions.

(5)	Excludes unamortized discount of $1.1 million. The aggregate principal amount outstanding of senior notes as of December 31, 2004 was $46.2 million.

(6)	Our recorded liability under the rights to additional acquisition consideration is based on the fair value of the rights to additional acquisition consideration at the time that we acquired our business from TTII in 1999, using a discount rate of 25% and an expected redemption period of seven years. Upon a triggering event, including this offering, the amount payable as additional acquisition consideration will be $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. At December 31, 2004, assuming a triggering event had occurred, the amount payable as additional acquisition consideration was $34.1 million.

(7)	Excludes 1,014 shares of the Series A voting preferred stock of our former parent company issued to holders of our 2004 Options prior to the date of this prospectus following their exercise of the 2004 Options and the liquidation preference of such shares, which were exchanged for 1,014 shares of our Series A voting preferred stock in the merger.

(8)	Authorized shares have not been restated to give effect to the merger.

(9)	Authorized following the merger on April 1, 2005. Immediately following the merger but prior to this offering, there were 7,432,700 shares of our common stock issued and outstanding.

(10)	The number of shares of our common stock shown to be outstanding after this offering reflects the 7,432,700 shares of our common stock that we issued in the merger in exchange for (a) our former parent company’s outstanding Class A voting common stock, including the 557,700 shares of Class A voting common stock issued upon the exercise of the 2004 Options, and (b) our former parent company’s outstanding Class B non-voting common stock, but does not include 329,808 shares of our common stock that will be available for future issuance under stock options granted under our 2005 Long-Term Incentive Plan. See “Management—Executive compensation—Option awards and option plan.”

(11)	Our deficit, as adjusted and net of the effect of income taxes, reflects the write-off of the unamortized discount of $1.1 million related to the redemption of our senior notes, the write-off of deferred financing costs of $0.9 million related to the repayment in full of our term loan and the industrial revenue bonds and the payment of the additional acquisition consideration (at par, which exceeds the recorded value by $5.5 million) with a portion of the proceeds from this offering. As the total accrued amount payable under the rights to additional acquisition consideration of $34.1 million will exceed the total recorded liability of $28.6 million with respect to the rights to additional acquisition consideration, we will record a charge of $5.5 million to our consolidated statements of operations in the quarterly period in which this offering closes, net of any amounts previously accrued in prior quarterly periods.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering.

The deficiency in net tangible book value of our common stock as of December 31, 2004, after giving effect to the merger, was approximately $72.2 million, or $9.72 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding prior to this offering.

After giving effect to the sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $17.00 per share, representing the midpoint of the range on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, the deficiency in net tangible book value would have been approximately $1.9 million, or $0.15 per share. This represents an immediate increase in net tangible book value of $9.57 per share to existing stockholders and an immediate dilution in net tangible book value of $17.15 per share to new investors purchasing shares of our common stock in this offering. Dilution per share represents the difference between the price per share paid by new investors for shares issued in this offering and the net tangible book value per share immediately after the completion of this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$17.00
Deficiency in net tangible book value per share as of December 31, 2004	(9.72)
Increase in net tangible book value per share attributable to new investors	9.57

Adjusted deficiency in net tangible book value per share after this offering		(0.15)

Dilution per share to new investors		$17.15

The following table presents, on a pro forma as adjusted basis, after giving effect to the merger and this offering, as of December 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares of our common stock in this offering, assuming public offering price of $17.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,432,700	59.3%	$6,250,010	6.7%	$0.84
New investors	5,100,000	40.7	86,700,000	93.3	17.00

Total	12,532,700	100.0%	$92,950,010	100.0%

The above table includes 557,700 shares of common stock (after giving effect to the merger) issued upon the full exercise of our 2004 Options, none of which were exercised as of December 31, 2004, and excludes the 329,808 shares that will be available for future issuance under stock options granted under

Dilution

our 2005 Long-Term Incentive Plan on or about the closing date of this offering and 329,808 remaining shares that will be available for future issuance under our 2005 Long-Term Incentive Plan. To the extent that any of our outstanding options issued under our 2005 Long-Term Incentive Plan are exercised, there will be further dilution to new investors. The above table also excludes 1,125,000 shares of our common stock to be sold by the selling stockholders in this offering upon any exercise by the underwriters of the over-allotment option, for which we will not receive any net proceeds.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to 5,032,700, or approximately 40% of the total shares of common stock outstanding after the offering, and will increase the number of shares held by new public investors to 7,500,000, or approximately 60% of the total shares of common stock outstanding after the offering.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by our existing stockholders will further decrease to approximately 3,907,700 shares, or approximately 31% of the total number of shares of our common stock outstanding, and the number shares of our common stock held by new investors will further increase to 8,625,000 shares, or approximately 69% of the total number of shares of our common stock outstanding.

Selected consolidated financial data

The following table sets forth our selected consolidated financial data. The consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and cash flow data for the period from June 4, 1999 through December 31, 1999 and the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus.

The selected consolidated financial data for the period from January 1, 1999 through June 3, 1999 presented below includes financial data of our predecessor, consisting of certain direct and indirect wholly owned subsidiaries of TTII. On June 4, 1999, we were acquired from TTII by an investor group led by certain members of management of TTII who became our management. The financial data of our predecessor does not reflect any adjustments associated with our acquisition from TTII in 1999, and our consolidated financial data after our acquisition in 1999 is not directly comparable to our predecessor’s financial data.

We have included our selected consolidated financial data for the periods from January 1, 1999 to June 3, 1999 and from January 4, 1999 to December 31, 1999 in this prospectus because we believe that this additional financial data is useful in illustrating the cyclical nature of our business, which is discussed elsewhere in this prospectus.

The results included below and elsewhere in this document are not necessarily indicative of our future performance. You should read this information together with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Selected consolidated financial data

	Predecessor	FreightCar America, Inc.
	Period from January 1, 1999 to June 3, 1999	Period from June 4, 1999 to December 31, 1999	Year ended December 31,
			2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Statements of operations data:
Sales	$316,931	$367,742	$397,577	$210,314	$225,497	$244,349	$482,180
Cost of sales(1)	271,714	325,640	358,267	187,646	212,589	225,216	468,309

Gross profit(2)	45,217	42,102	39,310	22,668	12,908	19,133	13,871
Selling, general and administrative expense(3)	8,215	11,397	18,580	13,370	12,778	14,318	14,601
Compensation expense under stock option agreements (selling, general and administrative expense)(4)	—	—	—	—	—	—	8,900
Provision for settlement of labor disputes(5)	—	—	—	—	—	—	9,159
Goodwill amortization expense	—	1,074	1,812	1,744	—	—	—

Operating income (loss)(6)	37,002	29,631	18,918	7,554	130	4,815	(18,789)
Interest income	(663)	(354)	(1,391)	(887)	(162)	(128)	(282)
Related-party interest expense	—	2,535	5,165	5,723	6,517	6,764	7,029
Third-party interest expense	451	3,623	3,999	2,398	1,595	1,367	1,111
Interest expense on rights to additional acquisition consideration	—	1,192	2,341	2,927	3,659	4,573	5,716
Write-off of deferred financing costs	—	—	—	—	—	348	—
Loss on disposal of railcar lease fleet	—	689	187	—	—	—	—
Amortization of deferred financing costs	—	410	702	702	702	629	459

Income (loss) before income taxes	37,214	21,536	7,915	(3,309)	(12,181)	(8,738)	(32,822)
Income tax provision (benefit)	14,398	9,236	6,089	167	(3,554)	(1,318)	(7,962)

Net income (loss)	22,816	12,300	1,826	(3,476)	(8,627)	(7,420)	(24,860)
Redeemable preferred stock dividends accumulated, but undeclared	—	620	1,062	1,063	1,062	1,063	1,062

Net income (loss) attributable to common shareholders	$22,816	$11,680	$764	$(4,539)	$(9,689)	$(8,483)	$(25,922)

Weighted average common shares outstanding (basic and diluted)(7)		6,875,000	6,875,000	6,875,000	6,875,000	6,875,000	6,888,750
Per share data:
Net income (loss) per share attributable to common shareholders (basic and diluted)(7)		$1.70	$0.11	$(0.66)	$(1.41)	$(1.23)	$(3.76)

Balance sheet data (at period end):
Cash and cash equivalents		$7,840	$30,487	$25,033	$19,725	$20,008	$11,213
Restricted cash(8)		82	3,882	4,061	4,116	11,698	12,955
Total assets		186,701	166,972	148,702	141,531	140,052	191,143
Total debt(9)		65,479	62,476	55,423	53,424	51,778	56,058
Rights to additional acquisition consideration, including accumulated accretion(10)		9,365	11,707	14,634	18,292	22,865	28,581
Total redeemable preferred stock		6,870	7,932	8,995	10,057	11,120	12,182
Total stockholders’ equity (deficit)		6,935	7,699	3,160	(9,542)	(19,710)	(37,089)

Selected consolidated financial data

(1)	Cost of sales for the year ended December 31, 2004 includes an estimated $12.7 million in increased cost of raw materials (excluding an estimated $1.8 million in increased cost of raw materials under the customer contract for box railcars described in note (2)), consisting primarily of aluminum and steel, which we were unable to pass on to our customers under our fixed-price customer contracts. As a result of the increased costs, we renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials, and as a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. In addition, we have entered into contracts with a majority of our customers that allow for variable pricing to protect us against future increases in the cost of raw materials. We had four remaining fixed-price contracts reflecting a backlog of 528 railcars out of a total backlog of 11,397 railcars as of December 31, 2004, and we expect to deliver all of the railcars under the remaining fixed-price contracts by June 30, 2005. Other than the remaining fixed-price contracts, we have entered into contracts with all of our customers that allow for variable pricing to protect us against future changes in the cost of raw materials.

(2)	Our gross profit for the year ended December 31, 2004 includes a loss of $8.9 million on a customer contract for box railcars, which reflects increased raw material, labor and other costs that exceeded the fixed purchase price under this contract. This customer contract was our first contract for the manufacture of box railcars, and, following our delivery of the box railcars under this contract, we do not plan to produce any box railcars in the future.

(3)	Our selling, general and administrative expense for the year ended December 31, 2003 includes a finder’s fee of $1.8 million that we paid to a third party for securing a major railcar purchase order for us in early 2003. Our in-house sales personnel generally procure orders, and we do not ordinarily pay finder’s fees to obtain purchase orders.

(4)	On December 7, 2004, in accordance with our existing shareholders’ agreement, our board of directors approved the grant of certain options to purchase an aggregate of 1,014 Units to certain of our directors and officers at an exercise price of $0.01 per Unit. The grant became effective on December 23, 2004. Each Unit consists of 550 shares of our common stock and one share of our Series A voting preferred stock. We have recorded a non-cash expense of $8.9 million based on the estimated value per Unit as of December 23, 2004. All of these options were exercised prior to the date of this prospectus pursuant to which we issued 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock. See “Prospectus summary—Corporate information” and “Management—Executive compensation—Option awards and option plan.”

(5)	On November 15, 2004, we entered into the Johnstown settlement and recorded a $9.2 million charge with respect to the year ended December 31, 2004. As part of the Johnstown settlement, we agreed to pay back wages equal to $1.4 million to the covered employees and recorded a $0.8 million cash charge for expenses related to the Johnstown settlement in the year ended December 31, 2004. We also recorded $7.0 million of non-cash expense in the year ended December 31, 2004 related to pension and postretirement termination benefits accrued with respect to retired unionized employees at our Johnstown facility. See “Business—Legal proceedings—Labor dispute settlement.”

(6)	Our operating income for the years ended December 31, 2002 and 2001, includes curtailment gains of $1.2 million and $3.1 million, respectively, related to our postretirement benefit program resulting from our layoff of a significant number of unionized employees at our Johnstown facility.

(7)	Share and per share data have been restated to give effect to the merger.

(8)	Our restricted cash for the years ended December 31, 2000 and the years thereafter includes cash collateral of $3.8 million plus interest held in escrow for our participation in a residual support guarantee agreement with respect to railcars that we sold to a customer that are presently leased by the customer to a third party. Our restricted cash for the years ended December 31, 2004 and 2003 also includes $7.5 million held in a restricted cash account as additional collateral for our existing revolving credit facility, which we expect to be released to us after we enter into the new revolving credit facility upon the completion of this offering, and $1.2 million in escrow, representing security for workers’ compensation insurance, which will be replaced by a letter of credit under the new revolving credit facility upon the completion of this offering. We do not expect the new revolving credit facility to require any amounts to be held as cash collateral for borrowings.

(9)	Our total debt includes current maturities of long-term debt and our variable rate demand industrial revenue bonds due 2010 which are classified as short-term debt.

(10)	Our recorded liability under the rights to additional acquisition consideration is based on the fair value of the rights to additional acquisition consideration at the time that we acquired our business from TTII in 1999, using a discount rate of 25% and an expected redemption period of seven years. Upon a triggering event, including this offering, the amount payable as additional acquisition consideration will be $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. At December 31, 2004, assuming a triggering event had occurred, the amount payable as additional acquisition consideration was $34.1 million.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with “Selected consolidated financial data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements and as a result of the factors we describe under “Risk factors” and elsewhere in this prospectus. See “Special note regarding forward-looking statements” and “Risk factors.”

OVERVIEW

We are the leading manufacturer of aluminum-bodied railcars in North America, based on the number of railcars delivered. We specialize in the production of coal-carrying railcars, which represented 78% of our deliveries of railcars in 2004, while the balance of our production consisted of a broad spectrum of railcar types, including aluminum-bodied and steel-bodied railcars. We also refurbish and rebuild railcars and sell forged, cast and fabricated parts for all of the railcars that we produce, as well as those manufactured by others. We have chosen not to offer significant railcar leasing services, as we have made a strategic decision not to compete with our customers that provide railcar leasing services, which represent a significant portion of our revenue.

We believe that we are the leading North American manufacturer of coal-carrying railcars. We estimate that we have manufactured 81% of the coal-carrying railcars delivered over the last three years in the North American market. Our aluminum BethGon railcar has been the leading aluminum-bodied coal-carrying railcar sold in North America for nearly 20 years. We believe that over the last 25 years we have built and introduced more types of coal-carrying railcars than all other manufacturers in North America combined.

Our manufacturing facilities are located in Danville, Illinois, Johnstown, Pennsylvania and Roanoke, Virginia. Our Danville facility produced approximately 81% of our railcars manufactured during the year ended December 31, 2004, and all of our aluminum-bodied coal-carrying railcars. We believe that the operational efficiency of our Danville facility has increased over the last six years resulting in a significant reduction in our manufacturing costs. Our Johnstown facility manufactures all of our other railcar types, such as small covered hopper railcars, coiled steel railcars and aluminum vehicle carrier railcars, and it also has the capability to manufacture coal-carrying railcars. We have commenced preparations for an additional production facility that we have leased in Roanoke, Virginia. Our new Roanoke facility will manufacture a variety of types of railcars, including aluminum-bodied and steel-bodied railcars. See “—Recent developments.”

Our primary customers are financial institutions, railroads and shippers. The percentages of our total sales attributable to each type of customer are summarized in the table below for the periods presented.

	Year ended December 31,
	2002	2003	2004
Financial institutions	18%	30%	38%
Railroads	11%	13%	31%
Shippers	71%	57%	31%

	100%	100%	100%

Management’s discussion and analysis of financial condition and results of operations

We have established long-term relationships with a customer base that includes some of the largest financial institutions, railroads and shippers in North America. Most of our individual customers do not make purchases every year, since they do not need to replace or replenish their railcar fleets on a yearly basis. Many of our customers place orders for products on an as-needed basis, sometimes only once every few years. As a result, our sales and income from operations vary substantially from quarter to quarter, and the percentages of total sales represented by a type of customer in any period, as shown above, may not reflect sales to that type of customer in future periods. See “Risk factors—Risks related to the railcar industry—The variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders may cause our sales and income from operations to vary substantially each quarter, which will result in significant fluctuations in our quarterly results.”

In 2004, we delivered 7,484 new railcars, including 5,840 aluminum-bodied coal-carrying railcars. Our total backlog of firm orders for new railcars increased from 6,444 railcars as of December 31, 2003 to 11,397 railcars as of December 31, 2004, representing estimated sales of $365.9 million and $747.8 million, respectively, attributable to such backlog. Approximately 93% of our backlog as of December 31, 2004 consisted of coal-carrying railcars.

The prices for steel and aluminum, the primary raw material components of our railcars, increased sharply in 2004 as a result of strong demand, limited availability of production inputs for steel and aluminum, including scrap metal, industry consolidation and import trade barriers. The costs of raw steel and aluminum have increased by 161% and 22%, respectively, during the period from October 2003 through December 2004. As a result, during the year ended December 31, 2004, we were unable to pass on an estimated $12.7 million in increased raw material costs to our customers under existing fixed-price customer contracts. Over the course of 2004, we renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials. As a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. A majority of our existing contracts allow for variable pricing to protect us against future changes in the cost of raw materials. We had four remaining fixed-price contracts reflecting a backlog of 528 railcars out of a total backlog of 11,397 railcars as of December 31, 2004, and we expect to deliver all of the railcars under the remaining fixed-price contracts by June 30, 2005.

Over the past several years, we have reduced our fixed costs, and we expect to benefit from fixed cost leverage as our sales increase. We also benefit from our relatively stable selling, general and administrative expenses, which increase at a slower rate relative to growth in railcar production. Additionally, we expect that the Johnstown settlement will allow our Johnstown facility to become more cost-competitive. The settlement, among other things, limits our future contributions for health care coverage and pension costs for our retired unionized employees at our Johnstown facility. The settlement is conditioned on, among other things, obtaining certain third-party approvals. See “Business—Legal proceedings—Labor dispute settlement.”

A key component of our business strategy is to maintain our leading position in the coal-carrying railcar segment, while also developing additional opportunities for new product lines and growth. We expect to expand our aluminum-bodied railcar product line to include railcars that carry materials other than coal, such as our aluminum vehicle carrier railcars. We are also exploring opportunities to increase our marketing activities abroad. We will continue to explore international opportunities and, from time to time, may enter into licensing arrangements or joint ventures with established railcar manufacturers outside of the United States. We presently have no plans to invest in facilities outside the United States.

The North American railcar market is highly cyclical and the trends in the railcar industry are closely related to the overall level of economic activity. In an improving economy, railroads and utilities should

Management’s discussion and analysis of financial condition and results of operations continue to upgrade their fleets of aging steel-bodied coal-carrying railcars to lighter and more durable aluminum-bodied coal-carrying railcars. North American industry railcar orders for 2004 amounted to 70,626 cars, compared to 47,249 cars in 2003. North American industry backlog at December 31, 2004 was 58,677 cars. We believe that the near-term outlook for railcar demand is positive due to the current U.S. economic recovery which we believe is resulting in increased rail traffic, the replacement of aging railcar fleets, an improved outlook for U.S. steel manufacturers and an increasing demand for electricity.

We believe that the near-term outlook for our business is positive, based on the increased demand for railcars, our current backlog, our product portfolio and our operational efficiency in manufacturing railcars. We believe that the demand for our coal-carrying railcars will remain strong, as an improving economy typically leads to increased demand for electricity. Additionally, our cost structure has been strengthened by our change to variable customer contracts that protect us against future changes in the cost of raw materials and by the recent settlement agreement that limits our future contributions for health care coverage and pension costs for retired employees at our Johnstown facility. See “—Recent developments” below. In response to the current demand for our railcars, we are exploring opportunities to increase our production capacity. See “—Recent developments” below regarding our new production facility in Roanoke, Virginia. However, U.S. economic conditions may not continue to improve in the future or result in a sustained economic recovery, and our business is subject to significant other risks that may cause our current positive outlook to change. See “Risk factors.”

RECENT DEVELOPMENTS

On November 15, 2004, JAC, our subsidiary, entered into a settlement agreement with the USWA, which represents our unionized employees in our Johnstown, Pennsylvania manufacturing facility. Our unionized employees at our Johnstown facility, who comprise approximately 49% of our total workforce, were without a collective bargaining agreement since October 2001. The settlement agreement sets forth the terms of a new 42-month collective bargaining agreement with our unionized employees at our Johnstown facility. The settlement agreement also provides for the resolution of charges made by the USWA against us with the NLRB, the Deemer and Britt lawsuits and certain workplace grievance matters. Under the terms of the settlement agreement, the plaintiffs in the Deemer and Britt lawsuits are to withdraw their lawsuits with prejudice and the USWA agreed to request that the NLRB prosecutor withdraw the NLRB charges against us. In addition, the settlement agreement limits our future contributions for health care coverage and pension costs for retired unionized employees at our Johnstown facility. The settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of the NLRB charges, the Deemer and Britt lawsuits and the workplace grievance matters. We refer to the settlement agreement and the related matters discussed above as the Johnstown settlement. See “Business—Legal proceedings—Labor dispute settlement.”

In December 2004, we entered into an agreement to lease a railcar manufacturing facility from Norfolk Southern Railway Company, or Norfolk Southern, in Roanoke, Virginia. The lease agreement provides for the lease of approximately 11.6 acres, including certain buildings, equipment, machinery and tracks on the property, and has a term of ten years, commencing on December 31, 2004. The lease agreement provides that we or Norfolk Southern may terminate this agreement for any reason following the fifth anniversary of the lease agreement. We commenced preparations for the operation of the Roanoke facility in January 2005, including applying for necessary governmental permits and hiring employees. We plan to initially produce aluminum-bodied railcars and eventually both aluminum-bodied and steel-bodied railcars at the Roanoke facility. We expect to deliver our first railcar manufactured at the Roanoke facility during the second quarter of 2005. We entered into a supply agreement with Norfolk

Management’s discussion and analysis of financial condition and results of operations

Southern, pursuant to which Norfolk Southern may, but is not required to, purchase railcars from us. This supply agreement sets forth the terms and conditions under which Norfolk Southern may purchase railcars from us, and the term of this agreement is concurrent with the term of the lease agreement.

FINANCIAL STATEMENT PRESENTATION

Sales

Our sales are generated primarily from sales of the railcars that we manufacture. Our sales depend on industry demand for new railcars, which is driven by overall economic conditions and the demand for railcar transportation of various products, such as coal, motor vehicles, flat and coiled steel products, lumber, plywood and other building products, minerals, cement, grain, automotive parts and paper products. Our sales are also affected by competitive market pressures that impact the prices for our railcars and by the types of railcars sold.

We generally manufacture railcars under firm orders from our customers. We recognize sales, which we sometimes refer to as deliveries, on new and rebuilt railcars when we complete the individual railcars, the railcars are accepted by the customer following inspection, the risk for any damage or other loss with respect to the railcars passes to the customer and title to the railcars transfers to the customer. With respect to sales transactions involving the trading-in of used railcars, in accordance with accounting rules, we recognize sales for the entire transaction when the cash consideration received is in excess of 25% of the total transaction value and on a pro rata portion of the total transaction value when the cash consideration received is less than 25% of the total transaction value. Sales of used railcars that had been traded in were $5.9 million for the year ended December 31, 2003, and represented only 2.6% of our total sales of railcars for that year. Sales of used railcars for the year ended December 31, 2004 were not material. We value used railcars received at their estimated fair market value less a normal profit margin. The variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders may cause our sales and income from operations to vary substantially each quarter, which will result in significant fluctuations in our quarterly results.

Cost of sales

Our cost of sales includes the cost of raw materials such as aluminum and steel, as well as the cost of finished railcar components, such as castings, including wheels, truck components and couplers, and other specialty components. Our cost of sales also includes labor, utilities, freight, manufacturing depreciation and other manufacturing costs. Factors that have affected our cost of sales include the recent increases in the cost of steel and aluminum, the limited supply of castings and our efforts to lower manufacturing costs in our Johnstown, Pennsylvania facility and to reduce the costs of new products that we have recently introduced.

We purchase, and we believe most of our competitors purchase, a substantial percentage of railcar castings and wheels from subsidiaries of AMSTED Industries Inc. Due to manufacturing limitations at AMSTED Industries, we have only been supplied with a limited number of castings, which has constrained our production of railcars. We believe that the supply to our competitors has similarly been limited. For the year ended December 31, 2004, due to a shortage of heavy castings, our deliveries were limited to 7,484 railcars, even though we had orders and production capacity to manufacture more railcars. See “Risk factors—Risks related to the railcar industry—Limitations on the supply of heavy castings, wheels and other railcar components could adversely affect our business because they may limit the number of railcars we can manufacture.”

Management’s discussion and analysis of financial condition and results of operations

The prices for steel and aluminum, the primary raw material components of our railcars, increased sharply in 2004 as a result of strong demand, limited availability of production inputs for steel and aluminum, including scrap metal, industry consolidation and import trade barriers. The costs for raw steel and aluminum have increased by 161% and 22%, respectively, during the period from October 2003 through December 2004. The availability of scrap metal has been limited by exports of scrap metal to China, and as a result, steel producers have charged scrap metal surcharges in excess of agreed-upon prices. In addition, the price and availability of other railcar components that are made of steel have been adversely affected by the increased cost and limited availability of steel. These changes have negatively impacted our railcar margins for the year ended December 31, 2004. In the year ended December 31, 2004, we were unable to pass on an estimated $12.7 million in increased raw material costs to our customers under existing fixed-price customer contracts.

In response to the increasing cost of raw materials, we are working with suppliers to minimize surcharges that they charge us and, where possible, we are seeking to pass on higher material costs to customers. We have renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials, and as a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. In addition, we have entered into contracts with a majority of our customers that allow for variable pricing to protect us against future changes in the cost of raw materials. We expect that most of the contracts that we enter into in the future will provide for variable pricing on certain raw materials. However, we may not always be effective in passing on these cost increases to our customers. For example, in the year ended December 31, 2004, we recorded $2.2 million of excess costs that we were unable to pass on to our customers relating to a purchase order which was completed and delivered in the second quarter of 2004, an $8.9 million loss on a box railcar contract, a $2.8 million loss on an aluminum vehicle carrier railcar contract and a $0.3 million loss on a container railcar contract. Approximately $1.8 million of the $8.9 million loss on the box railcar contract occurred as a result of the increased raw material costs exceeding the fixed purchase price under this contract. Increases in prices, surcharges or limited availability of raw materials may adversely impact our margins and production schedules in future periods. See “Risk factors—Risks related to the railcar industry—The current high cost of the raw materials that we use to manufacture railcars, especially aluminum and steel, and delivery delays associated with these raw materials may adversely affect our financial condition and results of operations.”

Operating income

Operating income represents total sales less cost of sales, selling, general and administrative expenses, goodwill and intangible asset amortization expense and the provision in our results for 2004 for the settlement of labor disputes.

BACKLOG

We define backlog as the number and value of railcars that our customers have committed in writing to purchase from us, which have not been recognized as sales. Our contracts generally include cancellation clauses under which customers are required, upon cancellation of the contract, to reimburse us for costs incurred in reliance on an order and to compensate us for lost profits.

Our backlog has increased from 1,067 railcars at the end of 2002 to 11,397 railcars at the end of 2004, which we believe is primarily due to the current economic recovery, which is resulting in the replacement of aging railcar fleets, and the increasing demand for electricity and the increasing demand for steel, thereby increasing the demand for coal-carrying railcars and industrial and steel-carrying railcars, respectively.

Management’s discussion and analysis of financial condition and results of operations

The following table depicts our reported railcar backlog, in number of railcars and estimated future sales value attributable to such backlog, for the periods shown.

	Year ended December 31,
	2002	2003	2004
Railcar backlog at start of period	2,178	1,067	6,444
New railcars delivered	(3,942)	(4,550)	(7,484)
New railcar orders	2,831	9,927	12,437

Railcar backlog at end of period	1,067	6,444	11,397

Estimated backlog at end of period (in thousands)(1)	$55,887	$365,876	$747,842

(1)	Estimated backlog reflects the total sales attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual sales. Estimated backlog does not reflect potential price increases and decreases under certain customer contracts that provide for variable pricing based on changes in the cost of raw materials. If we were to take into account the increased pricing in our customer contracts due to the escalation of raw materials costs, the estimated total sales attributable to our backlog for the year ended December 31, 2004 would have been approximately $794 million.

We expect that substantially all of our reported backlog as of December 31, 2004 will be converted to sales by the end of 2005. However, there can be no assurance that our reported backlog will convert to sales in any particular period, if at all, or that the actual sales from these contracts will equal our reported backlog estimates. See “Risk factors—Risks related to our business—The level of our reported backlog may not necessarily indicate what our future sales will be, and our actual sales may fall short of the estimated sales value attributed to our backlog.”

In addition, due to the large size of railcar orders and variations in the mix of railcars, the size of our reported backlog at the end of any given period may fluctuate significantly. See “Risk factors—Risks related to the railcar industry—The variable purchase patterns of our customers and the timing of completion, delivery and acceptance of customer orders may cause our sales and income from operations to vary substantially each quarter, which will result in significant fluctuations in our quarterly results.” We rely upon third-party suppliers for heavy castings, wheels and other components for our railcars. In the event that our suppliers were to stop or reduce their supply of heavy castings, wheels or the other railcar components that we use, our business would be disrupted, and the actual sales from our customer contracts may fall significantly short of our reported backlog. See “Risk factors—Risks related to the railcar industry—Limitations on the supply of heavy castings, wheels and other railcar components could adversely affect our business because they may limit the number of railcars we can manufacture.” We currently do not have any backlog for rebuilt railcars.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table summarizes our historical operations as a percentage of revenues for the periods shown. Our historical results are not necessarily indicative of operating results that may be expected in the future.

	Year ended December 31,
	2002		2003		2004
Sales	$225,497	100%	$244,349	100%	$482,180	100%
Cost of sales	212,589	94%	225,216	92%	468,309	97%

Gross profit	12,908	6%	19,133	8%	13,871	3%
Selling, general and administrative expense	12,778	6%	14,318	6%	14,601	3%
Provision for settlement of labor disputes	—	—	—	—	9,159	2%
Compensation expense under stock option agreements (selling, general and administrative expense)	—	—	—	—	8,900	2%

Operating income (loss)	130	0%	4,815	2%	(18,789)	(4)%
Interest income	(162)	(0)%	(128)	(0)%	(282)	(0)%
Related-party interest expense	6,517	3%	6,764	3%	7,029	2%
Third-party interest expense	1,595	1%	1,367	1%	1,111	0%
Interest expense on rights to additional acquisition consideration	3,659	1%	4,573	2%	5,716	1%
Write-off of deferred financing costs	—	—	348	0%	—	—
Amortization of deferred financing costs	702	0%	629	0%	459	0%

Loss before income taxes	(12,181)	(5)%	(8,738)	(4)%	(32,822)	(7)%
Income tax provision (benefit)	(3,554)	(2)%	(1,318)	(1)%	(7,962)	(2)%

Net loss	$(8,627)	(3)%	$(7,420)	(3)%	(24,860)	(5)%

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Our net loss for the year ended December 31, 2004 was $24.9 million as compared to $7.4 million for the year ended December 31, 2003, representing an increase of $17.5 million. The increase in our net loss was attributable to a $9.2 million expense recorded for the Johnstown settlement, an $8.9 million loss on a box railcar contract reflecting increased raw material, labor and other costs, a $2.8 million loss on an aluminum vehicle carrier railcar contract, a $0.3 million loss on a container railcar contract and the recording of $8.9 million of compensation expense to account for the 2004 Options. These decreases were partially offset by increased sales from our delivery of an additional 2,929 railcars in the year ended December 31, 2004 compared to the same period in 2003. Net loss attributable to common shareholders for the year ended December 31, 2004 was $25.9 million as compared to $8.5 million for the same period in 2003. The difference of $1.0 million between net loss and net loss attributable to common shareholders for the year ended December 31, 2004 reflects accumulated dividends on our redeemable preferred stock.

Sales

Our sales for the year ended December 31, 2004 were $482.2 million as compared to $244.3 million for the year ended December 31, 2003, representing an increase of $237.9 million. This increase was primarily due to our delivery of an additional 2,929 railcars in the year ended December 31, 2004 compared to the same period in 2003, which resulted in an increase in sales of $237.9 million. The additional deliveries of railcars in the year ended December 31, 2004 reflect an increased demand for coal-carrying railcars. Additionally, our sales in 2004 increased by $3.7 million from sales of rebuilt railcars, sales of parts and other sales when compared to the same period in 2003. These increases were offset by reduced sales of $5.7 million from rebuilding railcars in the year ended December 31, 2004 when compared to the same period in 2003.

Management’s discussion and analysis of financial condition and results of operations

Gross profit

Our gross profit in the year ended December 31, 2004 was $13.9 million as compared to $19.1 million in the year ended December 31, 2003, representing a decrease of $5.2 million, or 27.2%, in gross profit. This decrease was primarily due to an estimated $12.7 million increase in the cost of raw materials (consisting primarily of aluminum and steel) and $14.3 million of excess costs on customer contracts that we were unable to pass on to our customers. The $14.3 million loss included an $8.9 million loss related to a contract to manufacture box railcars, a product line that we had not previously manufactured. The $8.9 million loss on the box railcar contract reflects increased raw material, labor and other costs that exceeded the fixed purchase price under this contract. After we complete deliveries of box railcars under this customer contract (anticipated to occur in the first quarter of 2005), we plan to cease manufacturing this product. The $14.3 million loss also included a $2.8 million loss on an aluminum vehicle carrier railcar contract reflecting increased raw material, labor and other costs that exceeded the fixed purchase price under this contract. The $14.3 million loss also included a $2.3 million loss on a purchase order for another type of railcar that was completed and delivered in the second quarter of 2004 and a $0.3 million loss on container railcars manufactured for foreign delivery reflecting increased raw material, labor and other costs that exceeded the fixed purchase price under this contract. These decreases were offset by $20.8 million of additional gross profit resulting from the sale of an additional 2,929 railcars and $1.0 million of gross profit from rebuilding railcars, managing leased railcars, sales of parts and the resale of used railcars in the year ended December 31, 2004. Our gross profit margin decreased to 2.8% in the year ended December 31, 2004 from 7.8% in the year ended December 31, 2003.

Selling, general and administrative expenses

Our selling, general and administrative expenses in the year ended December 31, 2004 were $14.6 million as compared to $14.3 million in the year ended December 31, 2003, representing an increase of $0.3 million, or 2.1%, in these expenses. Selling, general and administrative expenses were 3.0% of sales in the year ended December 31, 2004 as compared to 5.9% of sales in the year ended December 31, 2003. Selling, general and administrative expenses as a percentage of total sales declined in 2004 as compared to 2003, despite a 97.3% increase in sales for the period, because these costs do not increase in direct proportion to increases in sales.

Stock compensation expense

We recorded $8.9 million of stock compensation expense (selling, general and administrative expense) in December 2004 related to the grant of the 2004 Options to certain of our directors and officers. Our board of directors approved the grant of certain options to purchase an aggregate of 1,014 Units at an exercise price of $0.01 per Unit. Each Unit consists of 550 shares of our common stock and one share of our Series A voting preferred stock. The compensation expense was determined based upon the estimated value per Unit as of the effective date of grant of the 2004 Options on December 23, 2004. See “Management—Executive compensation—Option awards and option plan.”

Provision for settlement of labor disputes

As part of the Johnstown settlement, we agreed to add certain retirees to our pension and postretirement benefit programs and pay fixed health care costs with respect to the unionized retired employees of JAC. We also agreed to pay back wages equal to $1.4 million to the covered employees and recorded a $0.8 million cash charge for expenses related to the settlement. We also recorded $7.0 million of non-cash expense related to termination benefits accrued by the participants of the pension and postretirement

Management’s discussion and analysis of financial condition and results of operations benefit programs through the date of the settlement agreement. The settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of certain NLRB charges and class-action lawsuits against us related to the Johnstown facility.

Interest expense

Our interest expense in the year ended December 31, 2004 was $13.9 million as compared to $12.7 million for the year ended December 31, 2003, representing an increase of $1.2 million, or 8.6%. The recorded amount of our obligation under the rights to additional acquisition consideration accretes at the rate of 25% per year. The interest on the rights to additional acquisition consideration increased our interest expense in the year ended December 31, 2004 by $1.1 million when compared to the year ended December 31, 2003. For more information on the rights to additional acquisition consideration, see “—Rights to additional acquisition consideration.” This increase was partially offset by our repayment in September 2003 of the $6.4 million balance under a term loan we entered into in 1999 with an initial aggregate principal amount of $55.0 million, resulting in a $0.2 million reduction of interest expense.

Income tax benefit

Our income tax benefit for the year ended December 31, 2004 was $8.0 million, or 24.2% of our loss before income taxes, as compared to $1.3 million for the year ended December 31, 2003, or 15.1% of our loss before income taxes. Our income tax benefit for the year ended December 31, 2004 was higher than for the same period in 2003 because we incurred expenses in 2004 that were deductible for tax purposes which we did not incur in 2003.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Our net loss for the year ended December 31, 2003 was $7.4 million as compared to $8.6 million for the year ended December 31, 2002, representing a decrease of $1.2 million, or 14.0%, in net loss. This reduction in net loss was due primarily to increased gross profit from the delivery of 613 additional railcars, which was partially offset by an increase in selling, general and administrative expenses of $1.5 million, which included a finder’s fee of $1.8 million that we paid to a third party for securing a major railcar purchase order for us in early 2003. Our in-house sales personnel generally procure railcar purchase orders, and we do not ordinarily pay finder’s fees to obtain railcar purchase orders. Net loss attributable to common shareholders for the year ended December 31, 2003 was $8.5 million as compared to $9.7 million for the year ended December 31, 2002. The difference between net loss and net loss attributable to common shareholders for the year ended December 31, 2003 reflects $1.1 million of accumulated dividends on our redeemable preferred stock.

Sales

Our sales for the year ended December 31, 2003 were $244.3 million as compared to $225.5 million for the year ended December 31, 2002, representing an increase of $18.8 million, or 8.4%, in sales. This increase was due to our delivery of an additional 613 railcars in 2003, which increased sales by $38.6 million. The additional deliveries of railcars in 2003 reflect the increased demand for coal-carrying railcars. This increase was offset in part by a decrease in sales in 2003 from rebuilding of railcars, which reduced sales by $18.2 million, and a decrease in sales from managing leased railcars, sales of used railcars and the sales of parts, which decreased sales by an additional $1.5 million in 2003.

Management’s discussion and analysis of financial condition and results of operations

Gross profit

Our gross profit in the year ended December 31, 2003 was $19.1 million as compared to $12.9 million in the year ended December 31, 2002, representing an increase of $6.2 million, or 48.2%, in gross profit. The gross profit from our delivery of an additional 613 railcars in 2003 when compared to 2002 was offset by the non-recurrence in 2003 of gross profit in 2002 relating to our rebuilding of railcars, managing leased railcars, sales of used railcars and the sales of parts. As a result, our gross profit margin increased to 7.8% in 2003 from 5.7% in 2002. Additionally, the 2002 gross profit included a $1.2 million curtailment gain related to our postretirement benefit program as a result of the layoff of a significant number of unionized employees at our Johnstown facility.

Selling, general and administrative expenses

Our selling, general and administrative expenses in the year ended December 31, 2003 were $14.3 million as compared to $12.8 million in the year ended December 31, 2002, representing an increase of $1.5 million or 12.1%. The increase in our selling, general and administrative expenses in 2003 was due primarily to a finder’s fee of $1.8 million that we paid to a third party for securing a major purchase order for us in early 2003. Selling, general and administrative expenses increased to 5.9% of sales in the year ended December 31, 2003 from 5.7% in the year ended December 31, 2002.

Interest expense

Our interest expense was $12.7 million and $11.8 million for the years ended December 31, 2003 and 2002, respectively. The interest on the rights to additional acquisition consideration increased our interest expense in 2003 by $0.9 million when compared to 2002.

Income tax benefit

Our income tax benefit in the year ended December 31, 2003 was $1.3 million, or 15.1% of loss before income taxes, as compared to $3.6 million in the year ended December 31, 2002, or 29.2% of loss before income taxes. The decrease in our income tax rate in 2003 was primarily the result of an increase in the valuation allowance for net operating loss carryforwards and net deferred tax assets under Pennsylvania state law and the impact of the nondeductible interest expense accruing on the rights to additional acquisition consideration.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity has historically been the cash generated from our operations. To a lesser extent, we have used funds generated from borrowings of long-term debt. Upon completion of this offering, we intend to replace our existing revolving credit facility, under which there are presently no borrowings other than amounts due under letters of credit, with a new $50.0 million revolving credit facility. See “Description of indebtedness—New revolving credit facility” for a summary of the expected terms of our new revolving credit facility. Assuming that the Transactions were completed on December 31, 2004, we would have used the net proceeds from this offering, $6.3 million borrowed under our new revolving credit facility and $19.9 million of our available cash, including $8.7 million of released restricted cash, to pay the additional acquisition consideration, redeem all of our preferred stock, repay all of our existing indebtedness, pay certain amounts due upon termination of certain management services and other agreements with certain of our stockholders and pay related fees and expenses. Assuming that the Transactions had been completed on December 31, 2004, we would have had as of such date new letters of credit of approximately $5 million, $6.3 million in borrowings and

Management’s discussion and analysis of financial condition and results of operations approximately $36 million of available borrowings under the new revolving credit facility. The actual amounts of borrowings and available borrowings under the new revolving credit facility after the completion of the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect to Transactions.

Our restricted cash as of December 31, 2004 consisted of cash collateral of $7.5 million held in a restricted cash account as additional collateral for our existing revolving credit facility and $1.2 million in escrow representing security for workers’ compensation insurance. We expect the $1.2 million in escrow to be replaced by a letter of credit under the new revolving credit facility and the $7.5 million to be released to us upon the replacement of the existing revolving credit facility by the new revolving credit facility. In addition, as of December 31, 2004, we had $4.2 million in restricted cash held in escrow for our guarantee of the residual value of railcars that we sold to a customer that are presently leased by a financial institution customer to a third party, which, to the extent not used by the customer, will be released in 2015 upon the end of the 15-year term of the agreement.

Based on our current level of operations and our anticipated growth, we believe that our proceeds from operating cash flows, together with amounts available under our new revolving credit facility, will be sufficient to meet our anticipated short-term liquidity needs. Our long-term liquidity is contingent upon future operating performance and our ability to continue to meet financial covenants under our new revolving credit facility and any other indebtedness. We may also require additional capital in the future to fund capital investments, acquisitions or development of railcars, and these capital requirements could be substantial. Our operating performance is materially impacted by gross margins on the sales of railcars. A majority of our existing contracts to manufacture railcars, and we anticipate that the majority of new contracts to manufacture railcars, will allow us to increase the purchase prices of our railcars to reflect the increase cost of raw materials. At December 31, 2004, we had four remaining fixed-price contracts reflecting a backlog of 528 railcars. Our exposure to the increasing prices of steel and aluminum under these remaining fixed-price contracts is mitigated by the fact that two of these contracts permit limited amounts of increased costs to be passed on to the customer. In addition, we expect to deliver all of the railcars under these contracts by June 30, 2005. Accordingly, management believes that potential losses on the remaining fixed-price contracts will not materially impact our liquidity and future results of operations. See “Risk factors—Risks related to the railcar industry—The current high cost of the raw materials that we use to manufacture railcars, especially aluminum and steel, and delivery delays associated with these raw materials may adversely affect our financial condition and results of operations.”

The agreements governing our existing revolving credit facility, the senior notes and the term loan that we will repay with the proceeds of this offering required us to maintain specified minimum levels of EBITDA (as defined in those agreements) and certain leverage, fixed charge coverage and interest coverage ratios based on EBITDA. We were in violation of certain or all of these financial covenants with quarterly measurement dates for the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively. As a result, we were required to obtain waivers of these defaults from lenders under our existing revolving credit facility, the senior notes and the term loan. In December 2004, we obtained waivers of these defaults, as well as prospective waivers for any violations of the financial covenants for the quarter ended December 31, 2004, with respect to our existing revolving credit facility and the senior notes, and through the quarter ended September 30, 2005, with respect to the term loan. If such waivers had not been obtained, our failure to comply with these covenants would have resulted in an event of default, which may have led to the acceleration of any and all amounts due under our existing revolving credit facility, the senior notes and the term loan. In addition, we simultaneously amended the agreements governing our existing revolving credit facility and the senior notes to exclude from the calculation of the minimum EBITDA and EBITDA-based ratios charges of up

Management’s discussion and analysis of financial condition and results of operations to $9.2 million in connection with the Johnstown settlement, losses on a customer contract for box railcars in 2004 and any non-cash expenses relating to our stock option plan. The existing revolving credit facility now requires a minimum EBITDA of $8.5 million, the calculation of which increased by amounts equal to each of the aforementioned adjustments. The existing revolving credit facility also requires a minimum Fixed Charge Coverage Ratio (as defined in the existing revolving credit facility) of 1.15 to 1.00, a minimum Interest Coverage Ratio (as defined in the existing revolving credit facility) of 3.75 to 1.00 and a maximum Leverage Ratio (as defined in the existing revolving credit facility) of 2.75 to 1.00. The calculation of each such ratio is also based on EBITDA as increased by amounts equal to each of the aforementioned adjustments. The existing revolving credit facility also restricts our ability to make more than $5.0 million in capital expenditures per year. The terms of the senior notes require a minimum EBITDA of $6.5 million, the calculation of which is increased by amounts equal to each of the aforementioned adjustments. We were in compliance with the amended financial covenants as of December 31, 2004. Based on existing executed customer contracts in our backlog and the resulting projected operating results in 2005, management believes that we will meet the amended covenant requirements for the existing revolving credit facility and the senior notes through December 31, 2005 and the covenant requirements for the term loan at December 31, 2005. The minimum EBITDA and EBITDA-based ratios included in the agreements governing our existing revolving credit facility and the senior notes are material because our failure to comply with these covenants would result in an event of default under the agreements. An event of default may lead to the acceleration of any and all amounts due under the existing revolving credit facility and the senior notes, as well as under the term loan under cross-default provisions which may have a material adverse effect on our financial condition and liquidity. We expect the new $50.0 million revolving credit facility, which will replace our existing revolving credit facility, upon the completion of this offering, to require that our EBITDA for the prior twelve months, measured from the end of the most recent quarter for which financial statements are available and adjusted to include (1) up to $9.2 million in connection with the Johnstown settlement, (2) losses on a customer contract for box railcars in 2004 and (3) any non-cash expenses relating to our stock option plan, meet or exceed $12.5 million as a condition to closing. If we are unable to meet this requirement, it may prevent or delay our plan to enter into a new revolving credit facility upon the completion of this offering, which may have a material adverse effect on our financial condition and liquidity, to the extent that we require but are unable to access borrowings or letters of credit to meet our short-term and long-term liquidity needs. Management believes that we will be able to meet the requirement of at least $12.5 million of EBITDA, as adjusted by the items described above, for the twelve months prior to the closing of the new revolving credit facility. This belief is based on the fact that our Adjusted EBITDA, which reflects the same adjustments to EBITDA that are required to be made when determining compliance with the requirement under the new revolving credit facility, was $15.6 million for the year ended December 31, 2004, which is the likely measurement date for determining the fulfillment of such condition. We also expect the new revolving credit facility to have ongoing maintenance financial covenants based on EBITDA and restrictions on our capital expenditures that are similar in nature to, but generally less restrictive than, the covenants under our existing revolving credit facility. The new revolving credit facility will provide for a total funded debt to EBITDA ratio that is higher than that required under the existing revolving credit facility and a $10.0 million limit on our annual capital expenditures (which can be increased to up to $15.0 million depending on any carryforwards of unused capital expenditures in the prior year), compared to a $5.0 million limit under the existing revolving credit facility. The new revolving credit facility will provide for a minimum interest coverage ratio of 3.50 to 1.00, which is lower than that required under the existing revolving credit facility but, unlike the minimum interest coverage ratio under the existing revolving credit facility, is calculated so that the amount of any dividends that we have paid for the calculation period is subtracted from the calculation of EBITDA. The new revolving credit facility will not provide for a minimum fixed charge coverage ratio, which is required under the existing revolving credit facility. In addition, unlike

Management’s discussion and analysis of financial condition and results of operations the existing revolving credit facility, the new revolving credit facility will have no minimum EBITDA requirement, other than the requirement as a condition to closing of at least $12.5 million of EBITDA, as adjusted in the manner described above. The new revolving credit facility also has a minimum tangible net worth requirement equal to 85% of our tangible net worth as of the closing of the new revolving credit facility plus 65% of our aggregate cumulative net income earned for each fiscal quarter thereafter. The new revolving credit facility also will provide for a maximum senior leverage ratio of 3.25 to 1.00, which will be reduced to 3.00 to 1.00 after June 30, 2006, which requirement is not contained in the existing revolving credit facility. See “Description of indebtedness – New revolving credit facility” for a description of the anticipated new debt covenants under the new revolving credit facility.

The EBITDA-based ratios under the new revolving credit facility will be material because our failure to comply with these covenants will result in an event of default under the credit agreement governing the new revolving credit facility. An event of default may lead to the acceleration of any and all amounts due under the new revolving credit facility, which may have a material adverse effect on our financial condition and liquidity, depending on the amounts then due under the new revolving credit facility. Management believes that we will achieve and maintain a sufficient level of profitability to comply with these new covenants in the twelve months following the closing of the new revolving credit facility. Management also believes that we will be able to meet our cash flow requirements during the next twelve months from all our available financial resources, including under the new revolving credit facility. There can be no assurance, however, that we will attain any such profitability, remain in compliance with the new financial covenants and meet our long-term cash flow requirements.

We will no longer be subject to the financial covenants under the senior notes and the term loan when they are repaid following the completion of this offering.

Our long-term liquidity needs also depend to a significant extent on our obligations related to our pension and welfare benefit plans. We provide pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions used in determining our net periodic benefit costs are the discount rate used on our pension and postretirement welfare obligations, expected return on pension plan assets and the health care cost trend rate for our postretirement welfare obligations. As of December 31, 2004, our accumulated benefit obligation exceeded the fair value of plan assets by $18.5 million. Our management expects that any future obligations under our pension plans that are not currently funded will be funded out of our future cash flow from operations. As a result of the Johnstown settlement, we will contribute a fixed amount for pension costs. We made contributions of $4.8 million in 2004 and expect to make contributions of approximately $4 million in 2005 relating to pension costs.

Based upon our operating performance, capital requirements and obligations under our pension and welfare benefit plans, we may, from time to time, be required to raise additional funds through additional offerings of our common stock and through long-term borrowings. There can be no assurance that long-term debt, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. Our failure to raise capital if and when needed could have a material adverse effect on our business, results of operations and financial condition.

Management’s discussion and analysis of financial condition and results of operations

Cash flows

The following table summarizes our net cash provided by or used in operating activities, investing activities and financing activities and our capital expenditures for the periods presented (in thousands):

	Year Ended December 31,
Cash flows	2002	2003	2004
Net cash provided by (used in):
Operating activities	$3,762	$10,794	$(1,837)
Investing activities	(553)	(369)	(2,215)
Financing activities	(8,517)	(10,142)	(4,763)

Capital expenditures	(553)	(369)	(2,215)

Operating activities.    Our net cash provided by or used in operating activities reflects net income or loss adjusted for non-cash charges and changes in net working capital (including non-current assets and liabilities). Cash flows from operations are affected by several factors, including fluctuations in business volume, contract terms for billings and collections, the timing of collections on our contract receivables, processing of bi-weekly payroll and associated taxes, and payment to our suppliers. Our working capital accounts also fluctuate from quarter to quarter due to the timing of certain events, such as the payment or non-payment for our railcars. As some of our customers make large orders, consisting on average of 120 to 135 railcars, variations in our sales lead to significant fluctuations in our operating profits and cash from operating activities. We do not usually experience business credit issues, although a payment may be delayed pending completion of closing documentation, and a typical order of railcars may not yield cash proceeds until after the end of a reporting period.

Our net cash used in operating activities for the year ended December 31, 2004 was $1.8 million as compared to net cash provided by operating activities of $10.8 million for the year ended December 31, 2003. The increase of $12.6 million in cash used in operating activities was primarily due to the increase of $6.0 million in our net loss adjusted for non-cash items, the additional use of $4.3 million in cash for accounts receivable and inventories, net of accounts payable, the $3.5 million increase in cash used for payroll, pensions and postretirement obligations and the additional use of $3.0 million of cash for other working capital items. Cash flow from our increased sales was offset by increases in the cost of raw materials, losses on customer contracts and increases in selling, general and administrative expenses. Our accounts receivable and inventories, net of accounts payable, increased as a result of the higher sales levels in 2004 as compared to 2003. These additional uses of cash were offset by a $4.1 million reduction in cash used for warranty costs.

Our net cash provided by operating activities was $10.8 million and $3.8 million for the years ended December 31, 2003 and 2002, respectively. The increase of $7.0 million in our net cash provided by operating activities in 2003 compared to 2002 was primarily due to cash used by accounts receivable and inventories, net of accounts payable, which totaled $0.8 million as well as a $4.7 million refund of our 1999 federal income taxes. Our accounts receivable and inventories, net of accounts payable, were a use of cash because sales in 2003 were higher than those in 2002. This increase was partially offset by reduced operating income and other changes in working capital accounts, including the increase in restricted cash of $7.5 million which serves as collateral under our existing revolving credit facility.

Investing activities.    Net cash used in investing activities for the year ended December 31, 2004 was $2.2 million as compared to $0.4 million in the year ended December 31, 2003. Net cash used in investing activities for the year ended December 31, 2004 and 2003 consisted solely of capital expenditures. The capital expenditure levels for both periods were lower than our historical expenditure levels, reflecting unfavorable industry conditions.

Management’s discussion and analysis of financial condition and results of operations

Net cash used in investing activities was $0.4 million and $0.6 million for the years ended December 31, 2003 and 2002, respectively.

Financing activities.    Net cash used in financing activities was $4.8 million for the year ended December 31, 2004 as compared to $10.1 million for the year ended December 31, 2003. During the year ended December 31, 2004, we made a $2.7 million repayment on our term loan and incurred $2.0 million of costs in connection with this offering.

Net cash used in financing activities was $10.1 million and $8.5 million for the years ended December 31, 2003 and 2002, respectively. In 2003, we borrowed $9.0 million under the term loan and used the borrowings to repay in part the senior notes, which resulted in no net cash used in financing activities. Additionally, we repaid the $6.4 million balance of our prior term loan and the $1.9 million balance of our $2.5 million term loan. Also during 2003, we made $0.5 million of scheduled repayments on our term loan. The remaining $1.4 million reflects deferred financing costs related to the term loan and our existing revolving credit facility. In 2002, we made scheduled repayments of an aggregate of $8.5 million on our prior term loan and our $2.5 million term loan.

Capital expenditures

Our capital expenditures were $2.2 million in the year ended December 31, 2004 as compared to $0.4 million in the year ended December 31, 2003. The capital expenditure levels for both periods are lower than our historical expenditure levels, reflecting our decision to reduce spending until economic conditions in our industry have fully recovered. Our capital expenditures for the year ended December 31, 2004 consisted mainly of the replacement of equipment.

Capital expenditures were $0.4 million and $0.6 million for the years ended December 31, 2003 and 2002, respectively. The decrease in capital expenditures in 2003 as compared to 2002 was primarily due to unfavorable industry conditions during 2003, which reduced our need for capital expenditures to retool our railcar types.

Excluding capital expenditures associated with the Roanoke facility, management expects that capital expenditures will return to more typical levels of $2.0 million to $3.0 million per year beginning in 2005. These expenditures will be used to maintain our existing facilities in Danville and Johnstown and update manufacturing equipment as well as to increase tooling and equipment to meet the forecasted increase in demand for railcars over the next five years. Management continuously evaluates manufacturing facility requirements based upon market demand and may elect to make capital investments at higher levels in the future. In response to the current demand for our railcars, we are exploring opportunities to increase our production capacity. In December 2004, we entered into an agreement to lease a railcar manufacturing facility in Roanoke, Virginia. See “—Recent Developments.” We expect our capital expenditures in connection with the new manufacturing facility to be approximately $5.7 million in 2005. We expect to fund our capital expenditures through cash provided by operating activities.

Management’s discussion and analysis of financial condition and results of operations

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2004, and the effect that these obligations and commitments would be expected to have on our liquidity and cash flow in future periods, assuming that our existing debt remains outstanding during such periods:

	Payments Due by Period
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt	$57,129	$7,200	$3,750	$46,179	$—
Operating leases	6,511	958	2,936	2,617	—
Aluminum purchase	49,095	49,095	—	—	—

Total	$112,735	$57,253	$6,686	$48,796	$—

The Series A voting preferred stock and Series B non-voting preferred stock both have a liquidation value of $500 per share and are subject to a 17% preferential cumulative dividend. Cumulative dividends amount to $0.8 million per year for the Series A voting preferred stock and $0.3 million per year for the Series B non-voting preferred stock. Accumulated but undeclared dividends at December 31, 2003 and 2004, respectively, were $3.4 million and $4.2 million for the Series A voting preferred stock and $1.4 million and $1.8 million for the Series B non-voting preferred stock.

In addition to the contractual obligations set forth above, we would be required to pay interest under our senior notes, term loan and industrial revenue bonds. With respect to our senior notes, which bear interest at the rate of 15% annually until July 1, 2006 and 17% thereafter, we may elect to pay interest quarterly in the form of additional senior notes issued as payment-in-kind through June 30, 2008. Annual interest on the senior notes would equal $4.6 million in 2005, $5.7 million in 2006, $7.1 million in 2007 and $4.0 million for the six months ended June 30, 2008. The additional senior notes issued as payment-in-kind, plus accrued interest, would be repayable on June 30, 2008. Borrowings under the term loan bear interest, which is payable monthly, at a variable rate based on LIBOR, with a weighted average interest rate, as of December 31, 2004, of 6.78% per year. The total principal and interest payment under the term loan would be approximately $167,000 per month. The industrial revenue bonds bear interest at a variable rate (2.15% as of December 31, 2004) which is payable quarterly. The principal amount of the industrial revenue bonds is due on December 1, 2010. The holders of the industrial revenue bonds have the right, on a weekly basis, to require us to repurchase the industrial revenue bonds. Assuming that the interest rate of 2.15% were to stay in effect, quarterly interest payments would be approximately $27,950.

The operating lease commitment above includes the first five-year term under the lease agreement for the Roanoke, Virginia facility that is non-cancellable. The lease commitment for the five years thereafter that is cancellable without a penalty is $6.5 million.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes our contractual obligations as of December 31, 2004, and the effect that these obligations and commitments are expected to have on our liquidity and cash flow in future periods, after giving effect to this offering, the entering into of the new revolving credit facility and the use of the proceeds of this offering, borrowings under the new revolving credit facility and available cash to repay all of our existing debt and other obligations as described in “Use of proceeds”:

	Payments Due by Period
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt(1)	$6,309	$—	$6,309	$—	$—
Operating leases	6,511	958	2,936	2,617	—
Aluminum purchase	49,095	49,095	—	—	—

Total	$61,915	$50,053	$9,245	$2,617	$—

(1)	Consists of expected borrowings under the new revolving credit facility. The actual amount of our long-term debt after giving effect to the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect the Transactions.

In addition to the contractual obligations set forth above, we would also have interest payment obligations on any borrowings under the new revolving credit facility. See “Description of indebtedness.”

In 2000, we entered into an agreement with a financial institution that purchased our railcars. Under the terms of the agreement, we established an escrow account with the financial institution in an initial amount of $3.8 million, consisting of a portion of the proceeds from the sale of our railcars to the financial institution. The escrow account can be accessed by the financial institution to the extent the end user terminates the lease agreement prior to the end of the term and either the resale value of the railcars is less than the residual value of the railcars or we no longer participate in a residual support guaranty agreement with the financial institution to assist in the subsequent lease to the other parties of the railcars, as set forth in the agreement. Interest earned on the deposited funds is added to the escrow account. The amount in the escrow account was $4.2 million, including accrued interest, as of December 31, 2004. The amounts in escrow, to the extent not used by the financial institution, will be released upon the end of the 15-year term of the agreement.

In addition, we are required, under our existing revolving credit facility, to maintain a restricted cash account of at least $7.5 million to serve as additional collateral under the existing revolving credit facility. We expect the $7.5 million to be released to us upon the replacement of the existing revolving credit facility by the new revolving credit facility. Our restricted cash also includes $1.2 million in escrow, representing security for workers’ compensation insurance, which will be replaced by a letter of credit under the new revolving credit facility. We do not expect the new revolving credit facility to require any amounts to be held as cash collateral.

We are also required to pay the additional acquisition consideration upon the completion of this offering. Under the share purchase agreement relating to the acquisition of our business in 1999 from TTII, we were required to pay the additional acquisition consideration to TTII upon the occurrence of certain events, including, among others, an initial public offering satisfying certain conditions. TTII transferred all of its interest in the rights to additional acquisition consideration to certain parties in February 2001, and a transferee subsequently transferred its interest in the rights to additional acquisition consideration to a third party in November 2003. The interests in the rights to additional acquisition consideration are presently held by one of our directors, an affiliate of two of our directors and a third party. Upon a

Management’s discussion and analysis of financial condition and results of operations triggering event, the amount payable as additional acquisition consideration is $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. As of December 31, 2004, the total accrued amount payable upon a triggering event was $34.1 million, and the total recorded value of the liability represented by the rights to additional acquisition consideration was $28.6 million. Our recorded liability under the rights to additional acquisition consideration is based on the fair value of the rights to additional acquisition consideration at the time that we acquired our business from TTII in 1999, which we recorded as $8.2 million, using a discount rate of 25% and an expected redemption period of seven years. See “Certain relationships and related party transactions—Rights to additional acquisition consideration.”

We also pay management, deferred financing and consulting fees to certain of our stockholders. Amounts accrued for these services were $0.5 million, $0.5 million and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. We intend to terminate most of these arrangements upon the completion of this offering or within three years thereafter. The termination of these arrangements will result in our payment of fees of $1.0 million in the aggregate. See “Certain relationships and related party transactions—Management services agreements, deferred financing fee agreement and consulting agreement.”

We are a party to employment agreements with our President and Chief Executive Officer, our Vice President, Finance, Chief Financial Officer, Treasurer and Secretary, our Vice President, Planning and Administration, and our Senior Vice President, Marketing and Sales. See “Management—Executive compensation—Employment and non-competition agreements” regarding the terms and conditions of these employment agreements.

We are also required to make minimum contributions to our pension and postretirement welfare plans. See “—Critical accounting policies—Pensions and postretirement benefits” regarding our expected contributions to our pension plans and our expected postretirement welfare benefit costs for 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Upon completion of this offering, we intend to replace our existing revolving credit facility, under which there are presently no borrowings, but under which we have issued $10.6 million in letters of credit, with a new $50.0 million revolving credit facility, under which we expect to have approximately $5 million in letters of credit. We will be exposed to interest rate risk on the borrowings under the new revolving credit facility and do not plan to enter into swaps or other hedging arrangements to manage this risk. We do not believe this interest rate risk to be significant and thus do not currently plan to enter into any hedging contracts. On an annual basis, a 1% change in the interest rate in our new revolving credit facility will increase or decrease our interest expense by $10,000 for every $1.0 million of outstanding borrowings.

We are exposed to price risks associated with the purchase of raw materials, especially aluminum and steel. The cost of aluminum, steel and all other materials used in the production of our railcars represents approximately 88% of our direct manufacturing costs. Given the significant increases in the price of raw materials since November 2003, this exposure can affect our costs of production. We currently do not plan to enter into any hedging arrangements to manage the price risks associated with raw materials. Instead, we have renegotiated our contracts with a majority of our customers to increase the purchase prices of our railcars to reflect the increased cost of raw materials, and as a result, we were able to pass on to our customers approximately 40% of the increased raw material costs with respect to the railcars that we produced and delivered in 2004. In addition, we have entered into contracts with a majority of our customers that allow for variable pricing to protect us against future changes in the cost of raw

Management’s discussion and analysis of financial condition and results of operations materials. However, we are not always able to pass on increases in the price of aluminum and/or steel to our customers and may not be able to pass on these increases in the future. In particular, when material prices increase rapidly or to levels significantly higher than normal, we may not be able to pass price increases through to our customers, which could adversely affect our operating margins and cash flows. Even if we are able to increase prices, any such price increases may reduce demand for our railcars. See “Risk factors—Risks related to the railcar industry—The current high cost of the raw materials that we use to manufacture railcars, especially aluminum and steel, and delivery delays associated with these raw materials may adversely affect our financial condition and results of operations.”

To the extent that we are unsuccessful in passing on increases in the cost of aluminum and steel (including components) to our customers, a 1% increase in the cost of aluminum and steel (including components) would increase our average cost of sales by approximately $200 per railcar, which, for the year ended December 31, 2004, would have reduced net income by $1.5 million.

We are not exposed to any significant foreign currency exchange risks.

RIGHTS TO ADDITIONAL ACQUISITION CONSIDERATION

Under the share purchase agreement relating to the acquisition of our business in 1999 from TTII, we were required to pay additional sale consideration to TTII upon the occurrence of certain events. These events include an initial public offering satisfying certain conditions, the sale of a majority of our assets, the repayment of the borrowings under the prior term loan and our senior notes, subject to certain conditions, and our liquidation or dissolution. TTII transferred all of its interest in the rights to additional acquisition consideration to certain parties in February 2001, and a transferee subsequently transferred its interest in the rights to another third party in November 2003. Interests in the rights are presently held by one of our directors, an affiliate of two of our directors and a third party. The amount of the additional acquisition consideration payable upon a triggering event is $20.0 million plus an accreted value that compounds at a rate of 10% annually. As of December 31, 2004, the total accreted amount of the additional acquisition consideration payable upon a triggering event was $34.1 million, and the total recorded value of the liability represented by the rights to additional acquisition consideration was $28.6 million. Our recorded liability under the rights to additional acquisition consideration is based the fair value of the rights to additional acquisition consideration at the time that we acquired our business from TTII in 1999, which we recorded as $8.2 million, using a discount rate of 25% and an expected redemption period of seven years. This offering will trigger our obligation to pay the additional acquisition consideration, and we plan to use a portion of the proceeds from this offering to make this payment. The total accrued amount payable under the rights to additional acquisition consideration of $34.1 million will exceed the total recorded liability of $28.6 million with respect to the rights to additional acquisition consideration. Therefore, we will record a charge of $5.5 million to our consolidated statements of operations in the quarterly period in which this offering closes, net of any amounts previously accrued in prior quarterly periods.

See “—Liquidity and capital resources—Contractual obligations” and Note 11 to our consolidated financial statements included elsewhere in this prospectus for information regarding our operating leases.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and

Management’s discussion and analysis of financial condition and results of operations expenses during the reporting period. Significant estimates include the valuation of used railcars received in sale transactions, long-lived assets, goodwill, warranty accrual, pension and postretirement benefit assumptions, the valuation reserve on the net deferred tax asset and contingencies and litigation. Actual results could differ from those estimates.

Our critical accounting policies include the following:

Long-lived assets

We evaluate long-lived assets, including property, plant and equipment, under the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held or used, we group a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. Our estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Our future cash flow estimates exclude interest charges. There were no impairment losses on long-lived assets recorded during 2002, 2003 or 2004.

Impairment of goodwill and intangible assets

We have recorded on our balance sheet both goodwill and intangible assets, which consist primarily of patents and an intangible asset related to our defined benefit plans. Historically, goodwill and intangible assets were reviewed for impairment when events or other changes in circumstances had indicated that the carrying amount of the assets may not be recoverable. In conjunction with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, we tested all goodwill and intangible assets for impairment. These tests were performed again on January 1, 2003 and January 1, 2004 in accordance with SFAS No. 142. We have not noted any such impairment.

We test goodwill for impairment at least annually based on management’s assessment of the fair value of our assets as compared to their carrying value. Additional steps, including an allocation of the estimated fair value to our assets and liabilities, would be necessary to determine the amount, if any, of goodwill impairment if the fair value of our assets were less than their carrying value. The process of assessing fair value involves management making estimates with respect to future sales volume, pricing, economic and industry data, anticipated cost environment and overall market conditions, and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates.

Our method to determine fair value to test goodwill for impairment considers three valuation approaches: the discounted cash flow method, the guideline company method and the transaction method. The results of each of these three methods are reviewed by management and a fair value is then assigned. For our January 1, 2004 valuation date, management estimated that the fair value of our company exceeded the carrying value of our company by approximately $144 million.

The discounted cash flow method involves significant judgment based on a market-derived rate of return to discount short-term and long-term projections of the future performance of our company. The major assumptions that influence future performance include:

➢	volume projections based on an industry-specific outlook for railcar demand and specifically coal railcar demand;

Management’s discussion and analysis of financial condition and results of operations

➢	estimated margins on railcar sales; and

➢	weighted-average cost of capital (“WACC”) used to discount future performance of our company.

We use industry data to estimate volume projections in our discounted cash flow method. We believe that this independent industry data is the best indicator of expected future performance assuming that we maintain a consistent market share, which management believes is supportable based on historical performance. A negative 10% adjustment to the volume projections used in the discounted cash flow method would reduce the excess of the fair value of our company compared to its carrying value by approximately $38 million.

Our estimated margins used in the discounted cash flow method are based primarily on historical margins. At January 1, 2004, we did not have a significant number of contracts which provided for raw material cost escalation, which subjected our margins and future performance to variability primarily in the event of changes in the price of aluminum and steel. Aluminum and steel prices have historically accounted for approximately 30% to 35% of our total cost of sales. Changes in aluminum and steel prices typically only affect margins on signed contracts for railcars forming part of our backlog as management historically has used aluminum and steel prices at the time a contract is signed as the basis for its selling price. However, the price of raw materials has increased significantly since November 2003. A 10% increase in aluminum and steel prices for backlog and projected volume in the discounted cash flow method would reduce the excess of the fair value of our company compared to its carrying value by approximately $68 million. Since January 1, 2004, when our goodwill impairment was valued, we have renegotiated our contracts with a majority of our customers to increase the purchase price of our railcars to reflect the increased cost of raw materials and, as a result, we were to able pass on to our customers approximately 40% of the increased raw material costs with respect to railcars that we produced and delivered in 2004. In addition, we have entered into contracts with a majority of our customers that allow for variable pricing to protect against future changes in the cost of raw materials. However, there is no assurance that our customers will accept variable pricing in the future. See “Risk factors—Risks related to the railcar industry—The current high cost of the raw materials that we use to manufacture railcars, especially aluminum and steel, and delivery delays associated with these raw materials may adversely affect our financial condition and results of operations.”

The WACC used to discount our future performance in the discounted cash flow method is based on an estimated rate of return of companies in our industry and interest rates for corporate debt rated “Baa” or the equivalent by Moody’s Investors Service. Management estimated a WACC of 15.5% for the January 1, 2004 goodwill impairment valuation analysis based on our mix of equity and debt. An increase in the WACC to 20% in the discounted cash flow method would reduce the excess of the fair value of our company compared to its carrying value by approximately $57 million.

The assumptions supporting our estimated future cash flows, including the discount rate used and estimated terminal value, reflect our best estimates.

The guideline company method and transaction method use market valuation multiples of similar publicly traded companies for the guideline company method and recent transactions for the transaction method and, as a result, involve less judgment in their application.

Impairment of definite-lived intangibles is determined to exist when undiscounted cash flows related to the assets are less than the carrying value of the assets. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimating future cash flows.

Management’s discussion and analysis of financial condition and results of operations

Pensions and postretirement benefits

We provide pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions used in determining our net periodic benefit costs are the expected return on pension plan assets and the health care cost trend rate for our postretirement welfare obligations.

In 2004, we assumed that the expected long-term rate of return on pension plan assets would be 9.0%. As permitted under SFAS 87, the assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in our net periodic benefit cost. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future net periodic benefit cost. We review the expected return on plan assets annually and would revise it if conditions should warrant. A change of one percentage point in the expected long-term rate of return on plan assets would have the following effect:

	1% Increase	1% Decrease
	(in thousands)
Effect on net periodic benefit cost	$(133)	$133

For our postretirement welfare plans, we assumed a 10.0% annual rate of increase in health care costs for 2004, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2009 and remaining at that level thereafter. We review the health care cost trend annually and would revise it if conditions should warrant. A change of one percentage point in the expected health care trend would have the following effect:

	1% Increase	1% Decrease
	(in thousands)
Effect on total of service and interest cost	$197	$(152)
Effect on postretirement benefit obligation	2,207	(1,824)

At the end of each year, we determine the discount rate to be used to calculate the present value of our pension and postretirement welfare plan liabilities. The discount rate is an estimate of the current interest rate at which our pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2004, we determined this rate to be 6.00%, a decrease of 0.25% from the 6.25% rate used at December 31, 2003.

For the years ended December 31, 2003 and 2004, we recognized consolidated pretax pension cost of $2.8 million and $4.4 million, respectively. The increase in our 2004 consolidated pre-tax pension cost was primarily due to $1.7 million of costs incurred in connection with the Johnstown settlement. We currently expect that our consolidated pension cost for 2005 will be approximately $4 million. We currently expect to contribute approximately $4 million to our pension plans during 2005. However, we may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates and changes in workforce compensation.

For the years ended December 31, 2003 and 2004, we recognized a consolidated pretax postretirement welfare benefit cost of $1.4 million and $7.1 million, respectively. The increase in our 2004 consolidated pre-tax postretirement cost was primarily due to $4.4 million of costs incurred in connection with the Johnstown settlement. We currently expect that the consolidated postretirement welfare benefit cost for 2005 will be approximately $6.0 million. We currently expect to pay approximately $3 million during 2005 in postretirement welfare benefits.

Management’s discussion and analysis of financial condition and results of operations

Income taxes

Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets and assess the valuation allowance, adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, increased competition, a decline in sales or margins and loss of market share.

At December 31, 2004, we had total net deferred tax assets of $26.4 million. Although realization of our net deferred tax assets is not certain, management has concluded that we will more likely than not realize the full benefit of the deferred tax assets. We recorded a valuation allowance of $0.7 million for the year ended December 31, 2004, which increased the reserve on that date to $3.8 million, following our management’s conclusion that it was more likely than not that certain of our net deferred tax assets in Pennsylvania would not be realized.

We provide for deferred income taxes based on differences between the book and tax bases of our assets and liabilities and for items that are reported for financial statement purposes in periods different from those for income tax reporting purposes. The deferred tax liability or asset amounts are based upon the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The deferred tax liabilities and assets that we record relate to the enacted federal and Illinois tax rates, since net operating loss carryforwards and deferred tax assets arising under Pennsylvania state law have been fully reserved. A 1% change in the rate of federal income taxes would increase or decrease our deferred tax assets by $0.7 million. A 1% change in the rate of Illinois income taxes would increase or decrease our deferred tax assets by $0.2 million.

Product warranties

We establish a warranty reserve for new railcar sales and estimate the amount of the warranty accrual based on the history of warranty claims for the type of railcar, adjusted for significant known claims in excess of established reserves. Warranty terms are based on the negotiated railcar sales contracts and typically are for periods of less than five years. Historically, the majority of warranty claims occur in the first three years of the warranty period.

Revenue recognition

We generally manufacture railcars under firm orders from third parties. We recognize revenue on new and rebuilt railcars when we complete the individual railcars, the railcars are accepted by the customer following inspection, the risk for any damage or other loss with respect to the railcars passes to the customer and title to the railcars transfers to the customer. Revenue from leasing is recognized ratably during the lease term. Pursuant to Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Non-Monetary Transactions, and Emerging Issues Task Force (“EITF”) Issue No. 01-2, Interpretations of APB No-29, on transactions involving used railcar trades, we recognize revenue for the entire transaction when the cash consideration is in excess of 25% of the total transaction value and on a pro rata portion of the total transaction value when the cash consideration is less than 25% of the total transaction value. We value used railcars received at their estimated fair market value at date of receipt less a normal profit margin.

Management’s discussion and analysis of financial condition and results of operations

Compensation expense under stock option agreements

Management judgment is required in estimating the compensation expense under stock option agreements. The compensation expense is recorded at the estimated fair value of the 2004 Options to purchase Units, consisting of 550 shares of our common stock and one share of our Series A voting preferred stock.

Determining the compensation expense under stock option agreements requires complex and subjective judgments. Our approach to valuation is based on using market multiples of comparable companies, our cash flows and other data which give management indicators of the fair value of the 2004 Options. There is inherent uncertainty in making these estimates.

Although it is reasonable to expect that the completion of this offering will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty.

Contingencies and litigation

We are subject to the possibility of various loss contingencies related to certain legal proceedings arising in the ordinary course of business. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amounts of loss, in the determination of loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us based on our ongoing monitoring activities to determine whether the accruals should be adjusted. If the amount of the actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, which was later amended on December 24, 2003 (FIN 46R). FIN 46R explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46R are generally effective for periods ending after December 31, 2003. We have no variable interest entities and, as a result, the adoption of FIN 46, as amended by FIN 46R, had no impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, Effective Date, Disclosures and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We adopted SFAS No. 150 effective January 1, 2004, as required. The adoption of SFAS No. 150 had no impact on our financial statements.

In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit postretirement plans. We have adopted these additional disclosure requirements and included such disclosures in the notes to the financial statements.

Management’s discussion and analysis of financial condition and results of operations

In December 2003, FASB Staff Position (FSP) No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act, was released. FSP No. 106-1 was subsequently superseded by FSP No. 106-2. FSP No. 106-2 requires a sponsor of a postretirement health care plan that provides a prescription drug benefit to implement accounting for the effects of the Act for the first interim period beginning after June 15, 2004. The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although detailed regulations necessary to implement the Act have not yet been finalized, we believe that drug benefits offered to the salaried retirees under our postretirement welfare plans will qualify for the subsidy under Medicare Part D. The effects of this subsidy were factored into the 2004 annual expense. The reduction in the benefit obligation attributable to past service cost was approximately $0.6 million and has been reflected as an actuarial gain. The reduction in expense for 2004 related to the Act was approximately $0.1 million.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, which requires the recognition of costs of idle facilities, excessive spoilage, double freight and rehandling costs as a component of current-period expenses. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Since we produce railcars based upon specific customer orders, management does not expect the provisions of SFAS No. 151 to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management has not yet evaluated the impact of the adoption of SFAS No. 153 on our financial statements. We plan to adopt SFAS No. 153 effective January 1, 2006 as required.

In December 2004, the FASB revised SFAS No. 123, Share-Based Payment, which establishes the accounting for transactions in which an entity exchanges its equity instruments or certain liabilities based upon the entity’s equity instruments for goods or services. The revision of SFAS No. 123 generally requires that publicly traded companies measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. Management expects that the revised provisions of SFAS No. 123 will be effective for us beginning in July 2005. Management has not yet evaluated the impact of the adoption of SFAS No. 123R on our financial statements.

Industry

OVERVIEW

The North American railcar market is the primary market in which we compete. The North American railcar manufacturing industry has been consolidating over the last 20 years with the number of manufacturers falling from 24 companies in 1980 to six companies today. Of these six companies, four manufacture railcars primarily for third-party customers, while the other two manufacture railcars primarily for their own railcar leasing operations. According to the Association of American Railroads, there were approximately 1.3 million railcars in circulation in 2003, and the number of railcars delivered in the North American market increased from 17,736 railcars in 2002 to 46,871 railcars in 2004. According to Economic Planning Associates, the compound annual growth rate for railcar deliveries over the next two years is expected to be approximately 12.3%, resulting in an estimated 59,100 railcar deliveries in 2006.

The primary purchasers of railcars in North America are financial institutions, railroads and shippers, with relationships between railcar manufacturers and customers tending to be cooperative and long-term. Decisions to purchase railcars are usually based on price, delivery time and quality. Existing relationships between railcar manufacturers and their customers and manufacturer reputation are also important factors. Due to the length of a railcar’s useful life, which we believe is approximately 25 to 30 years, most customers buy railcars infrequently.

Rail transport is important to the North American economy. In 2001, railroads transported approximately 42% of the freight hauled in the United States, an increase from approximately 38% in 1990. A number of industries in North America rely heavily on rail for the transport of the various inputs and outputs associated with their operations, including coal, chemicals and related products, farm products, non-metallic minerals, food products, metals, building products, petroleum products, waste and scrap materials, forest and paper products, motor vehicles and related parts and metallic ores. The railcar industry has developed different types of railcars manufactured from steel and aluminum to transport these diverse goods, many with specific features designed to meet unique loading or unloading requirements or other aspects of the transported goods.

The main types of railcars are:

➢	Hopper Railcars. Open-top hopper railcars are used primarily to transport coal, and covered hopper railcars are used to carry cargo, such as grain, dry fertilizer, plastic pellets and cement.

➢	Gondola Railcars. Rotary gondola railcars are used primarily to transport coal and top-loading gondola railcars are used to transport a variety of commodities, such as coal, steel products and scrap metals.

➢	Flat Railcars. Flat railcars are used primarily to transport a wide array of bulky items, such as automobiles, machinery, forestry products and heavy equipment.

➢	Tank Railcars. Tank railcars are used primarily to transport liquid products, such as chemicals, liquid fertilizers and petroleum products.

➢	Intermodal Railcars. Intermodal railcars are used primarily to transport containers and trailers that may also be transported by truck or ship, allowing cargo to be transported through different modes without loading and unloading.

➢	Specialty Railcars. Any of the railcar types listed above may be further developed and customized with particular characteristics, depending on the nature of the materials being transported and customer specifications.

Industry

➢	Box Railcars. Box railcars are enclosed railcars used primarily to transport food products, auto parts, wood products and paper products.

We primarily manufacture aluminum open-top hopper railcars and aluminum rotary gondola railcars used for the transport of coal. We believe that we are the leading manufacturer of aluminum-bodied coal-carrying railcars in North America. We also manufacture certain steel-bodied railcars and a variety of specialty railcars, including aluminum vehicle carriers, steel coil railcars and slab railcars.

CHARACTERISTICS AND TRENDS AFFECTING THE RAILCAR INDUSTRY

Cyclical nature of the railcar market

The North American railcar market is highly cyclical, and trends in the railcar industry are closely related to the overall level of economic activity. When the economy appears poised for sustained growth, users of railcars seek to benefit from the increased demand for rail freight services. As a result, the users generally tend to increase the size of their fleets and replace older railcars with newer railcars or railcars with greater capacity and durability. Conversely, when the economy slows down, these companies generally delay investment in new railcars and increase the utilization rates of railcars already in use, keeping them in service for longer periods. International trade activity can also affect North American demand for railcars, since railroads are also used to transport imported and exported goods to and from ports. In addition, supplies of materials, such as aluminum and steel, as well as finished railcar components, such as castings, are constrained from time to time, which limits the production capacity of companies in the railcar industry and results in further cyclical fluctuations.

The following chart shows the annual delivery of all types of railcars in North America since 1975 and projected annual delivery of railcars through 2006:

Historical and Projected North American Freight Railcar Deliveries

Source:    Railway Supply Institute; Economic Planning Associates, Inc.

As illustrated by the chart above, railcar demand was at a high in the late 1970s due, in particular, to the preferential tax treatment attributed to railcars under then-existing tax laws. The Tax Reform Act of 1981, which eliminated the preferential tax treatment of railcars beginning in 1983, as well as the economic recession in the early 1980s, led to the lowest levels of railcar production since World War II through most of the 1980s. However, during most of the 1990s, increased general economic activity, increased demand for electricity, resulting in an increase in the use of coal, and higher import levels led to an increase in railcar deliveries. In addition, as railroads integrated their operations after a period of

Industry

consolidation in the industry, railroads suffered from poor railcar utilization and aging fleets. We believe that railroads responded by ordering additional railcars, which led to a significant increase in railcar deliveries in 1998 and 1999. The railcar industry experienced another decline in production from 2001 to 2002, as the economic recession slowed industrial activity and demand for electricity, and more railroads integrated their operations, improved their railcar utilization and ordered fewer railcars. Railcar deliveries declined from a high of 75,704 railcars in 1998 to 17,736 in 2002, and grew to 46,871 in 2004.

We believe that the near-term outlook for railcar demand is positive due to the current economic recovery, which is resulting in the replacement of aging railcar fleets, an improved outlook for U.S. steel manufacturers and an increasing demand for electricity. Economic Planning Associates expects that approximately 58,850 railcars will be delivered to North American customers in 2005, an increase of approximately 26% over 2004. According to Economic Planning Associates, the compound annual growth rate for railcar deliveries over the next two years is expected to be approximately 12.3%, resulting in an estimated 59,100 annual railcar deliveries in 2006. These projections are based on current backlog levels, which have historically been strong indicators of future deliveries. The following chart sets forth the historical backlog for the railcar industry:

Historical Railcar Backlog by Quarter

Source:    Railway Supply Institute

Replacement demand for the aging North American railcar fleet

In 2003, there were approximately 1.3 million railcars in circulation, and the average age of the railcar fleet has increased significantly over the last decade from approximately 16.5 years in 1990 to approximately 19.5 years in 2003. Since 1990, an average of 3.6% of all railcars were replaced annually. However, in 2001, 2002 and 2003, 2.6%, 1.4% and 2.5%, respectively, of existing North American railcars have been replaced, which we believe was due primarily to the cyclical downturn in the industry. As economic conditions improve, we expect the replacement rate to return to historical levels. In North America, a railcar can be used for up to 50 years under existing regulations; however, we believe that the average life of a railcar is approximately 25 to 30 years. If a railcar has not completely exhausted its useful life, it may become outdated or less efficient relative to railcars manufactured with newer technology before the regulations require its replacement. We believe that replacement demand may increase as railcar freight companies compare their existing railcar fleets with railcars that have newer, more efficient technology.

Industry

Shift from steel-bodied to aluminum-bodied railcars

A majority of aluminum-bodied railcars are coal-carrying cars. In 2002, approximately 16% of all freight tonnage in the North American rail freight market was moved in aluminum-bodied coal-carrying railcars, compared to 9% in 1997. We believe that aluminum-bodied railcars are more durable and are approximately 30% lighter than steel-bodied railcars and, due to its lighter weight, greater capacity and superior resistance to corrosion, aluminum is an attractive metal for some classes of railcars, in particular coal-carrying railcars. As a result of these benefits of using aluminum in railcars, we and our competitors have begun to introduce new aluminum designs for other types of railcars. Since aluminum-bodied railcars can reduce operating costs, increase asset utilization and lower maintenance costs, we believe purchasers of railcars have been increasingly considering aluminum-based railcars for certain railcar types.

Shift in customer base

Over the past 20 years, there has been a shift in the customer base for railcars, from railroads to financial institutions and shippers, which are purchasing significant numbers of new railcars. In the past, railroad companies had been the largest buyers. We believe that buyers of railcars have increasingly focused on factors such as total life-cycle costs and cost of capital when making their purchasing decisions. Additionally, customers are modernizing their fleets to take advantage of increased available load capacity provided by railcars with newer technology.

Consolidation

We believe that the sharp decline in railcar sales in the early to mid-1980s and the deregulation of the rail freight transportation industry have led the railcar manufacturing industry to consolidate. Additionally, railcar manufacturers are increasing their focus on their core railcar segments and areas of expertise. As a result, the number of companies that manufacture railcars primarily for third-party customers decreased from 24 companies in 1980 to four in 2004, with two additional companies primarily manufacturing railcars for their own leasing fleets.

TRENDS AFFECTING THE COAL-CARRYING RAILCAR BUSINESS

In 2002, there were approximately 250,000 coal-carrying railcars in circulation, of which approximately 36% were aluminum-bodied railcars. Approximately 99% of coal-carrying railcars that have been delivered in the last five years were aluminum. We expect that the growth in coal usage will stimulate increased deliveries of coal-carrying railcars. According to Economic Planning Associates, coal-carrying railcar deliveries will increase significantly over the next two years, from 7,420 units in 2004 to approximately 12,000 units in 2006.

The main factors affecting the use of coal are:

Increase in demand for electricity

We believe coal consumption should continue to expand as demand for electricity continues to increase. Coal currently supplies more than 50% of the electric power in the United States. According to the Energy Information Administration, electricity production of U.S. electric power producers increased by approximately 27% between 1990 and 2003. The increasing demand for power generation has been due primarily to the increasing level of economic activity. According to the Department of Energy, electricity demand in the United States is expected to increase from approximately 3,481 billion kilowatt hours in 2003 to approximately 5,220 billion kilowatt hours in 2025. Coal-fired power generation is expected to continue to increase, leading to steady growth in the demand for coal.

Industry

Increase in demand for coal as a fuel source

In the United States, coal continues to fuel more electricity generation than all other energy sources combined. In 2004, coal-fueled plants generated an estimated 54% of all electricity used in the United States followed by nuclear plants with 22%, natural gas plants with 13%, renewable sources with 9% and petroleum-fueled plants with 3%. While electricity generation remained at stable levels in 2004, the rapid increase in natural gas prices, along with the readily available supply of coal at stable prices, enabled coal to gain market share.

Coal is one of the most abundant fossil fuels, and the incremental cost to add additional electricity generation capacity from coal is low compared to other fuels. According to Resource Data International Inc., coal-fueled plants have lower production costs than plants powered by other fuel types. Hydroelectric power is also inexpensive but is limited by geography. Nuclear energy is the cheapest to generate in completed, existing nuclear plants, but the cost of building new facilities is high. Coal-fueled electricity generating plants are, on average, operating below maximum capacity. Therefore, these plants can increase their electricity generation without substantial incremental capital costs, thereby improving coal’s overall cost competitiveness, assuming current environmental regulations are not changed or interpreted adversely.

Increase in demand for coal from the western United States

Largely as a result of sulfur dioxide emissions limitations mandated by the Clean Air Act, coal-burning utilities have used increasing quantities of lower-sulfur coal. Low-sulfur coal, which comes primarily from the Powder River Basin in Montana and Wyoming, is primarily transported by rail to utilities in the eastern United States. The increased travel distances, as compared to the distances involved in transporting high-sulfur coal from mines in the east to eastern power generation facilities, place greater stress on the current aging railcar fleets, which we believe will result in increasing replacement rates. According to the Energy Information Administration, the shift to selected low-sulfur Western and Appalachian supply areas was spurred by federal acid rain regulations. As deregulated railroads consolidated in the late 1980s and the 1990s, they moved to increase profits by facilitating longer-distance coal runs to Midwestern and Eastern utilities, using large unit trains with high-capacity cars (100 tons or greater), and by offering improved trackage, rates, and cycle times from Western coalfields. As a result, we believe that purchasers of coal-carrying railcars will expand their fleets and replace aging railcars with greater frequency in order to take advantage of increasing coal carloads.

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OVERVIEW

We are the leading manufacturer of aluminum-bodied railcars in North America, based on the number of railcars delivered. We specialize in the production of coal-carrying railcars, which represented 78% of our deliveries of railcars in 2004, while the balance of our production consisted of a broad spectrum of railcar types, including aluminum-bodied and steel-bodied railcars. We also refurbish and rebuild railcars and sell forged, cast and fabricated parts for all of the railcars that we produce, as well as those manufactured by others. We have chosen not to offer significant railcar leasing services, as we have made a strategic decision not to compete with our customers that provide railcar leasing services, which represent a significant portion of our revenue.

We believe that we are the leading North American manufacturer of coal-carrying railcars. We estimate that we have manufactured 81% of the coal-carrying railcars delivered over the last three years in the North American market. Our aluminum BethGon railcar has been the leading aluminum-bodied coal-carrying railcar sold in North America for nearly 20 years. We believe that over the last 25 years we have built and introduced more types of coal-carrying railcars than all other manufacturers in North America combined.

Our manufacturing facilities are located in Danville, Illinois, Johnstown, Pennsylvania and Roanoke, Virginia. Our Danville facility produced approximately 81% of our railcars manufactured during the year ended December 31, 2004, and all of our aluminum-bodied coal-carrying railcars. We believe that the operational efficiency of our Danville facility has increased over the last six years resulting in a significant reduction in our manufacturing costs. Our Johnstown facility manufactures all of our other railcar types, such as small covered hopper railcars, coiled steel railcars and aluminum vehicle carrier railcars, and it also has the capability to manufacture coal-carrying railcars. We have commenced preparations for an additional production facility that we have leased in Roanoke, Virginia. Our new Roanoke facility will manufacture a variety of types of railcars, including aluminum-bodied and steel-bodied railcars. We expect to deliver our first railcar manufactured at the Roanoke facility during the second quarter of 2005. See “Management’s discussion and analysis of financial condition and results of operations—Recent developments.”

Our primary customers are financial institutions, railroads and shippers, which represented 38%, 31% and 31%, respectively, of our total sales attributable to each type of customer for the year ended December 31, 2004. In 2004, we delivered 7,484 new railcars, including 5,840 aluminum-bodied coal-carrying railcars. Our total backlog of firm orders for new railcars increased from 6,444 railcars as of December 31, 2003 to 11,397 railcars as of December 31, 2004, representing estimated sales of $365.9 million and $747.8 million, respectively, attributable to such backlog. The following table shows the total number of railcars, including the number of coal-carrying and other railcars, that we delivered during the periods indicated:

Deliveries

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The following table shows our total reported railcar backlog, including the reported backlog of coal-carrying and other railcars, at the end of the periods indicated:

Backlog

See “—Backlog” for more information regarding our calculation of backlog.

OUR HISTORY

We and our predecessors have been manufacturing railcars since 1901. From 1923 to 1991, our business was owned and operated by Bethlehem Steel Corporation. In 1991, TTII purchased our business from Bethlehem Steel. At the time of this acquisition, our business consisted of two facilities in Johnstown, Pennsylvania. In 1995, we purchased our facility located in Danville, Illinois, which had previously been an abandoned manufacturing plant. In June 1999, TTII sold our railcar business to an investor group led by our management. We have since developed and expanded our Danville facility so that, beginning in 2002, our Danville facility was capable of independently manufacturing railcars and responsible for approximately 81% of our railcars produced during the year ended December 31, 2004 and production of all of our aluminum-bodied coal-carrying railcars. In December 2004, we changed our name from JAC Holdings International, Inc. to FreightCar America, Inc. to better reflect our business of manufacturing railcars. Also, in December 2004, we entered into an agreement to lease a railcar manufacturing facility in Roanoke, Virginia. For additional information regarding our new Roanoke facility, see “Management’s discussion and analysis of financial condition and results of operations—Recent developments.”

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES

We believe that the following key business strengths and competitive advantages will contribute to our growth:

Leader in coal-carrying railcar market

We believe we are the leading manufacturer of coal-carrying railcars in North America, producing an estimated 81% of the coal-carrying railcars delivered in the North American market over the last three years. Through our leading position in the coal-carrying railcar market, we expect to benefit from the increasing use of coal as an energy source. We expect that the increasing demand for coal and the related increase in rail traffic transporting coal will lead to continuing demand in the coal-carrying railcar market.

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Leading manufacturer of aluminum-bodied railcars

Since pioneering the modern aluminum-bodied coal-carrying railcar design in 1986, we believe that we have introduced more aluminum-bodied railcar types and have manufactured more aluminum-bodied railcars than any other company. Our aluminum BethGon railcar has been the leading aluminum-bodied coal-carrying railcar sold in North America for nearly 20 years.

We plan to leverage our expertise in aluminum-bodied coal-carrying railcar production as railroads and utilities continue to upgrade their fleets from aging steel-bodied coal-carrying railcars to lighter and more durable aluminum-bodied railcars. In addition, we are now building on our expertise in designing and manufacturing aluminum-bodied railcars by introducing other types of aluminum-bodied railcars, such as our newly-launched aluminum vehicle carriers. We believe that, since September 2003, eight major orders for vehicle carriers were placed with railcar manufacturers, and we estimate that we captured approximately 31% of the units ordered. Although existing aluminum-bodied railcars currently represent only 36% of all coal-carrying railcars, demand for aluminum-bodied railcars has increased from 40% of annual coal-carrying railcar deliveries in 1990 to 100% in 2004.

Strong relationships with long-term customer base

We have established long-term relationships with a customer base that includes some of the largest financial institutions, railroads and shippers in North America. Our main railroad customers include virtually all of the Class I railroads. Our largest railroad customers, based on sales over the last five years, included Union Pacific Corporation and Burlington Northern Santa Fe Railway Company. Over the last five years, our largest financial institution customers, based on sales, included TTX Company, GE Capital Corporation and CIT Group, Inc. Over the last five years, our largest shipper customers, based on sales, included Southern Company Services, Inc., American Energy Fuels & Services Company and American Electric Power Company, Inc. We believe that our ability to meet our customers’ preference for reliable, high-quality products, the relatively high cost for customers to switch manufacturers, our technological leadership in developing innovative products and the competitive pricing of our railcars have helped us maintain our long-standing relationships with our customers.

Low-cost structure

Over the past several years, we have reduced our fixed costs and have increased our production efficiency through a series of operational changes and the introduction of proprietary production systems. These changes include our implementation of a statistical and data-driven approach to removing defects from manufacturing processes, enhancements to our information technology systems to support management and manufacturing decision-making, development of a real-time process control system, changes to increase labor efficiency and improvements to our materials and supply chain management. We continue to seek new ways to improve operational efficiencies and reduce our costs. We believe that the operational efficiency of our Danville railcar production facility, which produced approximately 81% of our railcar deliveries during the year ended December 31, 2004 and manufactures all of our aluminum-bodied coal-carrying railcars, has increased over the last six years resulting in a significant reduction in our manufacturing costs. We also have contractual arrangements with certain of our suppliers and customers that help limit our exposure to fluctuations in material prices. As a result of our low-cost structure, we were able to generate positive cash flow from operations during the most recent cyclical downturn in the railcar industry despite the decline in our sales.

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Innovative product development

We base the introduction of new railcars on a combination of customer feedback, close observation of trends developing in market demand and our own innovations. In 2000, we introduced our aluminum-bodied, vehicle-carrying railcar that safely and economically carries a wide range of passenger vehicles. We believe our aluminum-bodied, vehicle-carrying railcar costs less to operate and maintain than vehicle- carrying steel-bodied railcars. In 2001, we introduced the AutoFlood III, which offers improved flow in the discharge of certain types of coal. We have added nine new or redesigned products to our portfolio in the last five years, and railcar designs introduced in the last four years represented 92% of the railcars we produced in fiscal year 2004. In addition, we also continually work on refinements and improvements to our existing product lines and processes. We also hold several patents, including key patents for our one-piece center sill for railcars, our “MegaFlo” door system, our AutoFlood II lightweight hopper railcar and our top cord and side stake for coal-carrying railcars.

Stable labor relations

We have a collective bargaining agreement with the union representing the employees at our Danville facility, which expires on November 1, 2008. In November 2004, we entered into a settlement agreement with the union representing our existing and former unionized employees at our Johnstown facility setting forth the terms of a new collective bargaining agreement, which expires on May 15, 2008. We expect the settlement to allow our Johnstown facility to become more cost-competitive. The settlement, among other things, limits our future contributions for health care coverage and pension costs for retired unionized employees at our Johnstown facility. The settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of the NLRB charges, the Deemer and Britt lawsuits and certain workplace grievance matters. See “Business—Legal proceedings—Labor dispute settlement.”

Strong and experienced management team

We have an experienced senior management team that has an average of over 28 years of experience in the railcar or other manufacturing industries. We believe that our management team has successfully managed our business during the most recent cyclical downturn in the railcar industry, and the continued contributions of our management team will be important for our future success. We intend to continue to capitalize on our management team’s experience and knowledge in our industry to grow our business.

OUR STRATEGY

The key elements of our business strategy are as follows:

Maintain leadership in the coal-carrying railcar segment

Since we introduced our aluminum-bodied coal-carrying railcar design in 1986, we have been the leading manufacturer of coal-carrying railcars in North America with an estimated 81% share of the coal-carrying railcars delivered over the last three years in the North American market. We intend to continue to develop new and innovative railcar designs that respond to the needs of our customers, thereby capitalizing on the forecasted growth in coal usage in the United States.

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Leverage aluminum expertise into new applications and railcar types

We are applying our expertise in aluminum-bodied coal-carrying railcar production to develop new types of railcars and related applications. For example, our aluminum vehicle carrier is a competitively priced alternative to a steel vehicle carrier for the efficient transport of new passenger vehicles. We believe that we have additional opportunities to develop applications and railcar types with our aluminum capabilities.

Continue to improve operating efficiencies

We intend to build on the success of our cost improvement initiatives at our Danville facility, and we will continue to identify opportunities to enhance operating efficiencies across our manufacturing facilities, thereby allowing us to reduce our costs and maintain competitive prices. These opportunities include reducing additional costs through our manufacturing processes, quality control initiatives, raw material procurement strategies and additional plant openings.

Continue to expand our product portfolio

We intend to continue to introduce new and improved railcar designs that respond to the needs of our customers. Although railcar designs historically have been slow to change, we have introduced nine new railcar designs or product-line extensions in the last five years. In addition to developing new aluminum-bodied railcar types, we may seek to expand our product portfolio to selected steel-bodied railcars. As the existing fleet of all railcars is aging, expansion of our product portfolio into new railcar types will allow us to grow by capturing a portion of the replacement demand for existing railcar types.

Continue to pursue incremental internal growth and additional external opportunities

Following the completion of the Transactions, we will have significantly reduced our long-term debt. We expect our sources of funds for the next several years to consist primarily of cash provided by operations and borrowings under the new revolving credit facility. By significantly reducing our debt through this offering, we will have the financial flexibility to supplement internal growth with select acquisitions. Additionally, in response to the current demand for our railcars, we are exploring opportunities to increase our production capacity. See “Management’s discussion and analysis of financial condition and results of operations—Recent developments” regarding our new production facility in Roanoke, Virginia that we have leased. We also intend to expand into underserved international markets through licensing arrangements or through joint ventures with established railcar manufacturers. Our international efforts are aimed at capitalizing on attractive growth markets which have not been exposed to railcar design improvements that have been introduced in North America.

OUR PRODUCTS AND SERVICES

We design and manufacture aluminum-bodied and steel-bodied railcars that are used in various industries. In particular, we have expertise in the manufacture of aluminum-bodied coal-carrying railcars. Many of our railcars can be customized, depending on the nature of the materials being transported and customer specifications.

The following table sets forth the main industry or application of each of our railcars, our railcar product associated with such industry or application and the percentage that each industry or application represents of the total number of railcars we delivered in the year ended December 31, 2004. The types of railcars listed below include the major types of railcars that we are capable of manufacturing; however, some of the types of railcars listed below have not been ordered by any of our customers or manufactured by us in a number of years.

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Industry/Application	Product Line	Percentage of Total Units Delivered During the Year Ended December 31, 2004
Coal-Carrying Railcars	➢ BethGon railcars ➢ AutoFlood railcars ➢ Aluminum Quad Hopper railcars	78%

Industrial and Steel-Carrying Railcars	➢ Small Covered Hopper railcars ➢ Mill Gondola railcars ➢ Slab railcars ➢ Coiled Steel railcars ➢ Flat railcars	9%

Vehicle-Carrying and Intermodal Railcars	➢ Aluminum Vehicle Carrier railcars ➢ Articulated Bulk Container railcars	8%

Forest Products-Carrying Railcars	➢ Hybrid Center Beam railcars ➢ Woodchip railcars ➢ Bulkhead Flat railcars	5%

Mineral-Carrying Railcars	➢ Ore Hopper railcars ➢ Aggregate railcars	0%

Any of the railcar types listed above may be further developed and customized with particular characteristics, depending on the nature of the materials being transported and customer specifications. In addition, we refurbish and rebuild railcars and sell forged, cast and fabricated parts for all of the railcars that we manufacture, as well as those manufactured by others.

We also have established a licensing arrangement with a railcar manufacturer in Brazil pursuant to which our proprietary technology is used to produce covered hopper railcars for carrying grain. In addition, we manufacture coal-carrying railcars for export to Colombia and will manufacture intermodal railcars that we will be exporting to Saudi Arabia. We are also exploring opportunities in other international markets.

Set forth below is additional information on the features and uses of each of our railcar types.

Coal-carrying railcars

We manufacture two primary types of coal-carrying railcars: gondolas and open-top hoppers. We build all of our coal-carrying railcars using a patented one-piece center sill, the main longitudinal structural component of the railcar. A one-piece center sill has a higher carrying capacity and is more durable than two-piece center sills and weighs significantly less than traditional multiple-piece seam-welded center sills. We are presently the only manufacturer of railcars with one-piece center sills. Coal-carrying railcars are purchased by financial institutions, railroads and shippers solely for the hauling of coal.

➢	BethGon Series. Our aluminum-bodied coal-carrying gondola railcar, the BethGon, is the leader in the aluminum-bodied coal-carrying gondola railcar segment. We believe that the BethGon railcar can carry more coal with greater stability than traditional coal-carrying gondola railcars. Since we introduced the steel BethGon railcar in the late 1970s and the aluminum BethGon railcar in 1986, the

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BethGon railcar has become the most widely used coal-carrying railcar in North America, which we believe is due to its reputation for reliability. In 2004, our production of the aluminum BethGon railcar represented 76% of the railcars delivered in the aluminum gondola coal-carrying railcar market and 48% of all deliveries in the coal-carrying railcar market. The BethGon railcar represented 48%, 44% and 46% of all the railcars we delivered in 2004, 2003 and 2002, respectively.

We have continuously improved the BethGon’s design since we began making this railcar. These improvements have been aimed at increasing carrying capacity and reducing weight while maintaining structural integrity. In 1986, we introduced the use of aluminum construction. The use of aluminum lowered each railcar’s weight from approximately 60,000 pounds to approximately 42,000 pounds. We believe that the new design increased hauling capacity by approximately nine tons per railcar over traditional flat-bottomed gondolas and lowered the railcar’s center of gravity, providing a smoother ride with less wear on the railcar. In 1994, we introduced a higher payload aluminum gondola coal-carrying railcar, called the AeroFlo BethGon, which had redesigned sides for improved aerodynamics and greater fuel efficiency. In 2002, we introduced a new gondola coal-carrying railcar, known as the BethGon II, which has a lighter weight, higher capacity and increased durability suitable for long-haul coal-carrying railcar service. We have received and have pending several patents on the features of the BethGon II and continue to explore ways to increase the BethGon II’s capacity and improve its reliability.

➢	AutoFlood Series. Our aluminum open hopper railcar, the AutoFlood, is a five-pocket hopper coal-carrying railcar equipped with a bottom discharge gate mechanism. We began manufacturing AutoFlood railcars in 1984, and, in 1996, we introduced the AutoFlood II. The AutoFlood II has smooth exterior sides that we believe maximize loading capacity and increase efficiency by reducing wind drag. The AutoFlood II’s automatic rapid discharge system, the “MegaFlo” door system, incorporates a patented mechanism that uses an over-center locking design enabling the cargo door to close with tension rather than compression. The MegaFlo door system, which opens to its full width in only two seconds, provides a door opening which we believe is approximately 67% wider than any competing door system and does not require periodic door adjustments. In addition, the MegaFlo door system design reduces wear on the railcar. In 2002, we introduced the AutoFlood III model, which has a smooth interior side that maintains the features of the MegaFlo door system while improving the railcar’s flow characteristics for coal types that are difficult to unload. AutoFlood railcars can be equipped with rotary couplers to also permit rotary unloading. In 2004, our production of the AutoFlood III represented 31% of the total deliveries in the coal-carrying railcar market and 39% of the coal-carrying railcars that we produced. The AutoFlood series represented 30%, 32% and 43% of all the railcars we delivered in 2004, 2003 and 2002, respectively.

➢	Aluminum Quad Hopper. The Quad Hopper is an outside stake open-top hopper coal-carrying railcar with a manual outlet door system. The Quad Hopper has a bottom discharge mechanism, and it can also be equipped with rotary couplers to maximize its unloading capabilities.

Industrial and steel-carrying railcars

➢	Small Covered Hopper Railcar. Our small covered hopper railcar is used to transport high-density products such as roofing granules, fly ash, sand and cement. This railcar features our patented cold-rolled center sill, 30-inch diameter hatch covers and bottom-unloading outlets.

➢	Mill Gondola Railcar. Our mill gondola railcar is used to transport steel products and steel scrap and features our one-piece cold-rolled center sill, cast draft sills, pinned side-to-end connections and a choice of welded or riveted sides, depending on usage.

➢	Slab Railcar. We believe that our slab railcar is the first railcar manufactured specifically to transport steel slabs. The slab railcar is a spine-type flat railcar that is approximately 20,000 pounds lighter than

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a standard mill gondola railcar that is also used to transport steel slabs, allowing customers to haul more steel slabs per railcar and more railcars in a train.

➢	Coiled Steel Railcar. Our coiled steel railcar is a well-type flat railcar that is designed to carry coiled steel. Our design allows easy loading or unloading using overhead cranes or fork lifts. This feature allows railroads to compete with truck haulage for the transportation of coiled steel.

➢	Flat Railcar. We produce a variety of standard and heavy-duty flat railcars that can carry a variety of products, including machinery and equipment, steel, forest products and other bulky industrial products. Our high capacity flat railcar is used to transport, among other things, electrical transformers and switch gear.

Mineral-carrying railcars

➢	Ore Hopper Railcar. Our ore open-top hopper railcar is designed to carry iron ore, taconite and other ores and features our patented one-piece cold-rolled center sill.

➢	Aggregate Railcar. Our aggregate open-top hopper railcars provide quick and clean discharge for our mining and aggregate customers.

Vehicle-carrying and intermodal railcars

➢	Aluminum Vehicle Carrier. In 2000, we designed and introduced our aluminum vehicle-carrying railcar, combining our expertise with aluminum-bodied railcars and our experience in building flat railcars. Our first aluminum vehicle carrier railcar, known as the AVC, has a lightweight, integrated design and is used to transport automobiles, commercial and conversion vans, pickup trucks and sport utility vehicles from assembly plants and ports to rail distribution centers. An aluminum non-corrosive surface eliminates the need to paint the railcar during its expected lifetime. Our design helps to ensure that vehicles are delivered damage-free. AVCs are purchased by financial institutions, shippers and railroads. We had our first sale of the AVC in 2003.

➢	Articulated Bulk Container Railcar. Our articulated bulk container railcar has high strength and capacity and is designed to carry dense bulk products up to 59,000 pounds in 20 and 40-foot containers. We sell our articulated bulk container railcars to financial institutions and shippers.

Forest products-carrying railcars

➢	Hybrid Center Beam Flat Railcar. Our FleXibeam center beam flat railcar is used to haul forest products, such as plywood, oriented strand board, dimensional lumber and steel products, such as structural steel and pipe. The FleXibeam hauls approximately 14,000 pounds of additional product than a conventional bulkhead flat railcar, and its short high-strength center beam partition allows easy loading of steel and other products with overhead cranes.

➢	Woodchip Gondola Railcar. Our woodchip gondola railcar is used to haul woodchips and municipal waste or other high volume, low-density commodities. It has rotary couplers and incorporates our one-piece cold-rolled center sill and tub design.

➢	Bulkhead Flat Railcar. Our bulkhead flat railcar has end bulkheads designed to retain the load, which can include forest products, steel and structural components.

We have added nine new or redesigned products to our portfolio in the last five years, including the BethGon II, AutoFlood III, AVC, FleXibeam, slab railcar and small covered hopper railcars and coiled

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steel railcars. Our new or redesigned products introduced in the last four years represented 92% of the railcars we produced in fiscal year 2004. We expect these products to comprise an increasing percentage of future sales.

Other products and services

➢	International Railcar Designs. Although almost all of our railcar sales are in the North American market, we also manufacture railcars for customers in Colombia and will manufacture railcars for customers in Saudi Arabia. Railroads outside of North America generally use gauges that are sized differently than in North America, which requires us to alter manufacturing specifications for foreign sales. In addition, we have entered into a licensing arrangement with a railcar manufacturer in Brazil that uses our proprietary technology to produce covered hopper railcars for carrying grain.

➢	Spare Parts and Kits. We sell replacement parts for our railcars and railcars built by others. We also produce railcar kits for assembly in the United States and certain international markets, such as Brazil. We plan to move our parts business to the Shell Plant when the lease for the parts facility in Richland Township, Pennsylvania expires.

MANUFACTURING

We operate railcar production facilities in Danville, Illinois and Johnstown, Pennsylvania and have commenced preparations for operating a production facility that we leased in Roanoke, Virginia. Our Danville facility was responsible for approximately 81% of our railcars produced during the year ended December 31, 2004 and manufactures all of our aluminum-bodied coal-carrying railcars. Our Danville facility has the capacity to build up to 26 railcars per day on a single-shift operation. Our Johnstown facility has the capacity to build up to 27 railcars per day on a single-shift operation, depending upon the type of railcar. Our Danville and Johnstown facilities have the capacity to incorporate additional workers to increase our rate of railcar production; however, we generally do not increase the rate of railcar production by adding additional shifts. Our Danville and Johnstown facilities are each certified or approved for certification by the Association of American Railroads, or the AAR, which sets railcar manufacturing industry standards for quality control. Our new Roanoke facility will manufacture a variety of types of railcars, including aluminum-bodied and steel-bodied railcars. We expect to deliver our first railcar manufactured at the Roanoke facility during the second quarter of 2005. See “Management’s discussion and analysis of financial condition and results of operations—Recent developments.” We subcontract certain railcar production to Kasgro Rail Corp., which produced approximately 200 railcars for us during the year ended December 31, 2004. Under our current agreements, we are able to subcontract Kasgro Rail Corp. to produce up to a total of 980 railcars for us through the end of 2005. Pursuant to the terms of the Johnstown settlement, we have agreed not to subcontract railcar production to Kasgro Rail Corp. after 2005.

Our manufacturing process involves four basic steps: fabrication, assembly, finishing and testing and inspection. In our fabrication processes, we employ standard metal working tools, many of which are computer controlled. Each assembly line typically involves 15 to 20 manufacturing positions, depending on the complexity of the particular railcar design. We use mechanical fastening in the fitting and assembly of our aluminum-bodied railcar parts, while we typically use welding for our steel-bodied railcars. For aluminum-bodied railcars, we begin the finishing process by cleaning the railcar’s surface and then applying the paint and decals. In the case of steel-bodied railcars, we begin the finishing process by blasting the surface area of the railcar and then painting it. We use water-based paints to reduce the emission of volatile organic compounds, and we meet state and U.S. federal regulations for control of emissions and disposal of hazardous materials. Once we have completed the finishing process, our employees, along with representatives of the customer purchasing the particular railcar, inspect and test

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all railcars for final quality assurance. Each of our facilities has numerous separate checkpoints at which we inspect products to maintain quality control, a process that our operations management continuously monitors.

We have focused on making our manufacturing facilities more flexible and cost-efficient while at the same time reducing product change-over times and improving product quality. We developed many of these improvements with the participation of our manufacturing employees, management and customers. At our Danville facility in particular, we have implemented cellular manufacturing concepts, whereby various manufacturing steps are accomplished in one location within the facility to eliminate unnecessary movement of parts within the facility, improve production rates and reduce inventories. These improvements are intended to provide us with increased flexibility in scheduling the production of orders and to minimize down-time resulting from railcar type change-overs, thereby increasing the efficiency and lowering costs of our manufacturing operations.

CUSTOMERS

We have strong long-term relationships with many large purchasers of railcars. Long-term customers are particularly important in the railcar industry given the limited number of buyers and sellers of railcars.

Our customer base consists mostly of North American financial institutions, shippers and railroads. Over the last five years, our largest financial institution customers, based on sales, included TTX Company, GE Capital Corporation and CIT Group, Inc. Over the last five years, our largest shipper customers, based on sales, included Southern Company Services, Inc., American Energy Fuels & Services Company and American Electric Power Company, Inc. Our main railroad customers include virtually all of the Class I railroads. Our largest railroad customers, based on sales over the last five years, included Union Pacific Corporation and Burlington Northern Santa Fe Railway Company. We believe that our customers’ preference for reliable, high-quality products, the relatively high cost for customers to switch manufacturers, our technological leadership in developing and enhancing innovative products and competitive pricing of our railcars have helped us maintain our long standing relationships with our customers.

While we maintain strong relationships with our customers and we serve over 70 active customers, many customers do not purchase railcars from us every year since railcar fleets are not necessarily replenished or augmented every year. The size and frequency of railcar orders often results in a small number of customers representing a significant portion of our sales in a given year. Our top three customers in 2004 based on total sales were Burlington Northern Santa Fe Railway Company, Canadian Pacific Railway Company and TTX Company, which accounted for approximately 21%, 10% and 9%, respectively, of our sales in 2004.

SALES AND MARKETING

Our direct sales group is organized geographically with six sales managers and three product line managers, a manager of customer service and support staff. The direct sales group is responsible for managing customer relationships. Our product line managers are responsible for product planning, customer interface and contract administration. Our manager of customer service is responsible for after-sale follow-up and in-field product performance review.

RESEARCH AND DEVELOPMENT

Our railcar research and development activities provide us with an important competitive advantage. We believe that we are a leader in introducing new and improved railcar designs that respond to the needs of

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our customers. Railcar designs have been historically slow to change in our industry. We have successfully introduced nine new railcar designs or product-line extensions in the last five years. Our research and development team, working within our engineering group, is dedicated to the design of new products. In addition, the team continuously identifies design upgrades for our existing railcars, which we implement as part of our effort to reduce costs and improve quality. We introduce new railcar designs as a result of a combination of customer feedback and close observation of market demand trends. Our engineers use current modeling software, and we have recently installed three-dimensional modeling technology to assist with product design. New product designs are tested for compliance with AAR standards prior to introduction. Costs associated with research and development are expensed as incurred and totaled $0.8 million, $0.2 million and $0.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

BACKLOG

We define backlog as the value of products or services to which our customers have committed in writing to purchase from us, which have not been recognized as sales. Our contracts include cancellation clauses under which customers are required, upon cancellation of the contract, to reimburse us for costs incurred in reliance on an order and to compensate us for lost profits.

The following table depicts our reported railcar backlog in number of railcars and estimated future sales value attributable to such backlog, for the periods shown.

	Year ended December 31,
	2002	2003	2004
Railcar backlog at start of period	2,178	1,067	6,444
New railcars delivered	(3,942)	(4,550)	(7,484)
New railcar orders	2,831	9,927	12,437

Railcar backlog at end of period	1,067	6,444	11,397

Estimated backlog at end of period (in thousands)(1)	$55,887	$365,876	$747,842

(1)	Estimated backlog reflects the total sales attributable to the backlog reported at the end of the particular period as if such backlog were converted to actual sales. Estimated backlog does not reflect potential price increases and decreases under certain customer contracts that provide for variable pricing based on changes in the cost of raw materials. If we were to take into account the increased pricing in our customer contracts due to the escalation of raw materials costs, the estimated total sales attributable to our backlog for the year ended December 31, 2004 would have been approximately $794 million.

Our reported railcar backlog has increased from 1,067 railcars at the end of 2002 to 11,397 railcars at the end of 2004, which we believe is primarily due to the current economic recovery, which is resulting in the replacement of aging railcar fleets, and the increasing demand for electricity and the increasing demand for steel, thereby increasing the demand for coal-carrying railcars and industrial and steel-carrying railcars, respectively. We expect that substantially all of our reported backlog as of December 31, 2004 will be converted to sales by the end of 2005. However, our reported backlog may not be converted to sales in any particular period, if at all, and the actual sales from these contracts may not equal our reported backlog estimates. See “Risk factors—Risks related to our business—The level of our reported backlog may not necessarily indicate what our future sales will be and our actual sales may fall short of the estimated sales value attributed to our backlog.”

In addition, due to the large size of railcar orders and variations in the mix of railcars, the size of our reported backlog at the end of any given period may fluctuate significantly. See “Risk factors—Risks related to the railcar industry—The variable purchase patterns of our customers and the timing of

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completion, delivery and acceptance of customer orders may cause our sales and income from operations to vary substantially each quarter, which will result in significant fluctuations in our quarterly results.” We currently do not have any backlog for rebuilt railcars.

SUPPLIERS AND MATERIALS

The cost of raw materials and components represents approximately 88% of the direct manufacturing costs of most of our railcar product lines. As a result, the management of purchasing is critical to our profitability. As our products are made to order, we do not purchase materials or components until we receive an order and we time deliveries to minimize our inventory. We enjoy strong relationships with our suppliers, which helps to ensure access to supplies when railcar demand is high.

Our primary component suppliers include AMSTED Industries Inc., which supplies us with castings and couplers through its American Steel Foundries subsidiary, wheels through its Griffin Wheel Company subsidiary, draft components through its Keystone subsidiary and bearings through its Brenco subsidiary. Roll Form Group, a division of Samuel Manu-Tech, Inc., is the sole supplier of all of our cold-rolled center sills, which were used in approximately 92% of our railcars produced in 2004. Other suppliers provide brake systems, components, axles and bearings. The railcar industry is subject to supply constraints for some of the key railcar components. See “Risk factors—Risks related to the railcar industry—Limitations on the supply of heavy castings, wheels and other railcar components could adversely affect our business because they may limit the number of railcars we can manufacture.”

Our primary aluminum suppliers are Alcoa Inc. and Alcan Inc. We purchase steel primarily from U.S. sources, except for our cold-rolled center sills, which we purchase from a single Canadian supplier. A center sill is the primary longitudinal structural component of a railcar. Our center sill is formed into its final shape without heating by passing steel plate through a series of rollers. Aluminum prices generally are fixed at the time that a railcar order is accepted, mitigating the effect of future fluctuations in prices.

Except as described above, there are usually at least two suppliers for each of our raw materials and specialty components, and we actively purchase from over 200 suppliers. In 2004, no single supplier accounted for more than 17% of our total purchases and our top ten suppliers accounted for 61% of our total purchases.

COMPETITION

We operate in a highly competitive marketplace. Competition is based on price, type of product, product quality, product design, reputation for quality, reliability of delivery and customer service and support.

There has been significant consolidation in the industry in recent years due to reduced levels of demand. We compete with the three other principal manufacturers in the North American railcar market, which are Trinity Industries, Inc., National Steel Car Limited and The Greenbrier Companies, Inc. ACF Industries, Inc. and Union Tank Car Company are railcar manufacturers that build railcars primarily for their own leasing fleets. Trinity Industries is our only competitor in the North American aluminum-bodied coal-carrying railcar market.

Competition in the North American market from railcar manufacturers located outside of North America is limited by, among other factors, high shipping costs and technical railcar manufacturing specifications unique to the North American market. In addition, some non-U.S. railcar manufacturers lack the technology required to manufacture railcars for North American customers that would be competitive with the railcars produced in North America.

Business

INTELLECTUAL PROPERTY

We have several U.S. and non-U.S. patents and pending applications, registered trademarks, copyrights and trade names. Our key patents include patents for our one-piece center sill for railcars, our “MegaFlo” door system, the body design of our AutoFlood II lightweight hopper railcar and our top cord and side stake for coal-carrying railcars. The protection of our intellectual property is important to our business.

We also use a proprietary software system that integrates our accounting and production systems, including quality control, purchasing, inventory control and accounts receivable. We have an experienced team in place to operate the hardware, software and communications platforms.

In addition, we currently have a licensing arrangement with a railcar manufacturer in Brazil pursuant to which the railcar manufacturer uses our proprietary technology to produce covered hopper railcars for carrying grain.

EMPLOYEES

As of December 31, 2004, we had 1,133 employees, of whom 154 were salaried and 979 were hourly wage earners. As of December 31, 2004, we employed approximately 429 hourly workers at our Danville facility, 550 hourly workers at our Johnstown facility and no hourly workers at our Roanoke facility. Approximately 979, or 86%, of our employees are members of unions.

We have a collective bargaining agreement, which expires on November 1, 2008, with the UAW, representing approximately 91% of our employees at the Danville facility. On November 15, 2004, our subsidiary entered into a settlement agreement with the USWA that sets forth the terms of a new collective bargaining agreement, which expires on May 15, 2008. The USWA represents approximately 83% of our employees at the Johnstown facility and approximately 49% of our total workforce. The Johnstown settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of certain NLRB charges, the Deemer and Britt lawsuits and certain workplace grievance matters. See “Business—Legal proceedings—Labor dispute settlement.”

While we now consider our relations with our employees to be good at our Danville, Johnstown and Roanoke facilities, they may not remain that way. See “Risk factors—Risks related to our business—Labor disputes may disrupt our operations and divert the attention of our management and may have a material adverse effect on our operations and profitability.”

REGULATION

The Federal Railroad Administration, or FRA, administers and enforces U.S. federal laws and regulations relating to railroad safety. These regulations govern equipment and safety compliance standards for freight railcars and other rail equipment used in interstate commerce. The AAR promulgates a wide variety of rules and regulations governing safety and design of equipment, relationships among railroads with respect to freight railcars in interchange and other matters. The AAR also certifies freight railcar manufacturers and component manufacturers that provide equipment for use on railroads in the United States. New products must generally undergo AAR testing and approval processes. As a result of these regulations, we must maintain certifications with the AAR as a freight railcar manufacturer, and products that we sell must meet AAR and FRA standards.

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We are also subject to oversight in other jurisdictions by foreign regulatory agencies, such as Transport Canada and the Mexico Institute of Transportation, and to the extent that we expand our business internationally, we will increasingly be subject to the regulations of other non-U.S. jurisdictions.

ENVIRONMENTAL MATTERS

We are subject to comprehensive federal, state, local and international environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. These laws and regulations not only expose us to liability for our own negligent acts, but also may expose us to liability for the conduct of others or for our actions which were in compliance with all applicable laws at the time these actions were taken. In addition, these laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under the common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal and revocation. We regularly monitor and review our operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. We believe that our operations and facilities are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or financial condition.

Future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations. In addition, we have in the past conducted investigation and remediation activities at properties that we own to address historic contamination. To date such costs have not been material. Although we believe we have satisfactorily addressed all known material contamination through our remediation activities, there can be no assurance that these activities have addressed all historic contamination. The discovery of historic contamination or the release of hazardous substances into the environment could require us in the future to incur investigative or remedial costs or other liabilities that could be material or that could interfere with the operation of our business.

In addition to environmental laws, the transportation of commodities by railcar raises potential risks in the event of a derailment or other accident. Generally, liability under existing law in the United States for a derailment or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for certain hazardous commodities being shipped, strict liability concepts may apply.

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PROPERTY

We own railcar production facilities in Danville, Illinois and Johnstown, Pennsylvania and we lease a railcar production facility in Roanoke, Virginia. The following table presents information on our leased and owned operating properties as of December 31, 2004:

Use	Location	Size	Leased or Owned	Lease Expiration Date
Corporate headquarters	Chicago, Illinois	4,540 square feet	Leased	June 30, 2008

Railcar assembly and component manufacturing	Danville, Illinois	308,665 square feet on 36.5 acres of land	Owned	—

Railcar assembly and component manufacturing	Roanoke, Virginia	11.6 acres of land	Leased	November 30, 2014*

Railcar assembly and component manufacturing	Johnstown, Pennsylvania	564,983 square feet on 31.9 acres of land	Owned	—

Administrative	Johnstown, Pennsylvania	29,500 square feet on 1.02 acres of land	Owned	—

Light storage	Johnstown, Pennsylvania	1,633 square feet on 14.26 acres of land	Owned	—

Parts warehouse	Johnstown, Pennsylvania	86,000 square feet	Leased	May 9, 2007

Light storage (Shell Plant)	Johnstown, Pennsylvania	163,692 square feet on 34 acres of land	Owned	—

*	The lease agreement provides that we or Norfolk Southern, the lessor, can terminate this lease at any time after December 31, 2009.

In November 2002, we discontinued railcar production at the Shell Plant in Johnstown, Pennsylvania due to manufacturing capacity in excess of market demand. We do not anticipate any future production of railcars at the Shell Plant. We intend to continue to use the Shell Plant for storage and intend to move our parts warehouse to the Shell Plant when the lease for our existing parts warehouse expires in 2007. In connection with our discontinuation of production at our Shell Plant, on September 30, 2004, we recorded a charge of $0.3 million relating to the carrying value of certain equipment to be written off and determined that no other asset impairment charge is currently necessary.

INSURANCE

We purchase insurance to cover standard risks in our industry, including policies to cover general and products liability, workers compensation, automobile liability and other casualty and property risks. We also have insurance to cover the risk of flood damage to our facilities. We carry insurance having terms typical of our industry and product lines.

Business

LEGAL PROCEEDINGS

Labor dispute settlement

On November 15, 2004, our subsidiary JAC entered into a settlement agreement with the USWA which represents our unionized employees in our Johnstown, Pennsylvania manufacturing facility. Our unionized employees at our Johnstown facility, who comprise approximately 49% of our total workforce, had been without a collective bargaining agreement since October 2001. The settlement agreement sets forth the terms of a new 42-month collective bargaining agreement with our unionized employees at our Johnstown facility. The settlement agreement also provides for the resolution of charges made by the USWA against us with the NLRB, the Deemer and Britt lawsuits, and certain workplace grievance matters. Under the terms of the settlement agreement, the plaintiffs in the Deemer and Britt lawsuits are to withdraw their lawsuits with prejudice, the USWA agreed to request that the NLRB prosecutor withdraw the NLRB charges against us and certain other workplace grievance matters are to be withdrawn.

Labor disputes

Collective Bargaining NLRB Charge.    In January 2002, the USWA filed charges with the NLRB alleging that JAC engaged in unfair labor practices in violation of the National Labor Relations Act, or the NLRA, in connection with its negotiations with the USWA for a new collective bargaining agreement following the expiration of the previous collective bargaining agreement in October 2001. The NLRB case included charges made by the plaintiffs in the Britt lawsuit (as described below).

Deemer and Britt Lawsuits.    When Bethlehem Steel Corporation, or Bethlehem Steel, sold its railcar operations to TTII in October 1991, Bethlehem Steel agreed to pay for the costs of postretirement benefits of former Bethlehem Steel employees who were over the age of 43 at the time of the sale, left Bethlehem Steel to work for TTII and subsequently retired, whom we collectively refer to as the Bethlehem retirees. Bethlehem Steel continued to pay the costs of postretirement benefits for the Bethlehem retirees after TTII sold its railcar business to an investor group led by our management in June 1999. However, Bethlehem Steel stopped making these payments in June 2001 and subsequently filed for bankruptcy relief under Chapter 11 of the Federal Bankruptcy Code in October 2001. We ceased providing these unpaid postretirement benefits to the Bethlehem retirees on May 1, 2002. In April 2002, JAC became a defendant, together with TTII and the entity that administered the medical plan that previously covered the Bethlehem retirees, in a federal class action lawsuit filed by the USWA and individual plaintiffs, led by Geraldine Deemer. We also refer to this class action as the Deemer lawsuit. The Deemer lawsuit primarily alleged that we violated the NLRA and the Employee Retirement Income Security Act of 1974, or ERISA, by eliminating certain medical and life insurance benefits for the Bethlehem retirees, the costs of which had previously been paid by Bethlehem Steel.

In September 2003, JAC became a defendant, together with TTII and the entity that administered pension and medical plans for JAC’s unionized employees, in an additional federal class action lawsuit filed by the USWA and individual plaintiffs, led by Reggie Britt. We refer to this class action as the Britt lawsuit. The Britt lawsuit primarily alleged that we violated the NLRA and ERISA by eliminating certain monthly pension supplements and retiree medical insurance that JAC had previously provided under its early retirement pension plans.

Workplace Grievance NLRB Charge.    In January 2002, current and former employees filed an NLRB charge relating to wages and certain workplace grievances.

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Terms of the settlement

Under the settlement agreement, JAC will contribute, commencing on January 1, 2005, amounts for health care benefits for JAC’s active employees and their qualified dependents. JAC’s contributions will fund 100% of the health care coverage costs of active employees. With respect to current and future retirees (including the retirees involved in the Deemer lawsuit and the Britt lawsuit), effective on December 1, 2004, JAC will pay amounts not exceeding $700 per month for each household where neither the retiree nor his or her spouse is eligible for Medicare benefits, which fixed amount is reduced to $450 per month when either the retiree or his or her spouse becomes eligible for Medicare benefits. We made payments of $0.8 million in 2004 and expect to make payments of approximately $3 million in 2005 for health care costs.

Commencing on February 1, 2005, JAC will contribute amounts for increased pension benefits for JAC employees, not to exceed $40 or $50 per month per year of service, depending on whether the years of service occurred prior to or after the effective date of the settlement. In addition, each employee with at least 30 years of service with JAC (including service with its predecessor Bethlehem Steel) who retired or will retire between January 21, 2002 and May 15, 2008 will be eligible for supplemental payments of $400 per month until the retiree qualifies for Social Security benefits, to the extent the supplemental payments are not paid by the Pension Benefit Guaranty Corporation. Each retiree covered by the Britt lawsuit will also be eligible for supplemental payments of $400 per month until the retiree qualifies for Social Security benefits. JAC’s obligation to pay the supplemental payments to both groups will survive the expiration of the new collective bargaining agreement. The settlement agreement also provides for the discontinuation of JAC’s early retirement benefits under its “Rule-of-65” pension program, which made employees eligible for retirement when their number of years of service plus their age equaled or exceeded 65 years. We contributed $4.8 million in 2004 and expect to contribute approximately $4 million in 2005 relating to pension costs.

During the term of the collective bargaining agreement only, JAC will make quarterly contributions to a trust equal to $0.60 per each hour of work by JAC employees, plus 3% of our consolidated quarterly profits (as calculated under the settlement agreement). These funds will be used to provide supplemental unemployment benefits, additional health care benefits for active employees and/or additional severance benefits, in such amounts as determined from time to time by us, the USWA and a neutral third party acceptable to both the USWA and us.

The settlement agreement also provides for: (1) the termination by December 31, 2005 of our existing manufacturing subcontracting relationship with Kasgro Rail Corp.; (2) the conditions under which we may use third parties to perform work related to the manufacture of railcars; (3) rates of pay and wage increases for existing and future covered unionized employees; (4) our commitment to make reasonable and necessary capital expenditures required to maintain the competitive status of the Johnstown facilities; (5) our obligation to offer at least 40 hours of work to all covered unionized employees for various periods not exceeding the term of the settlement agreement; and (6) the development of a new employee orientation program. In addition, we may not, within one year following the expiration date of the settlement agreement, consummate any transaction resulting in a change of control (excluding any change of control arising from a public offering of registered securities, such as this offering) or sell or transfer any plant or significant part thereof covered by the settlement agreement to any third party unless the buyer has entered into one or more agreements recognizing the USWA as the bargaining representative for the unionized employees at our Johnstown facility and establishing the terms and conditions of employment through a new collective bargaining agreement or an assumption of the then-existing collective bargaining agreement.

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The settlement agreement also provides for one-time payments by us of (1) $1.4 million in the aggregate to the current and former employees of JAC for whom charges were filed (including the Britt lawsuit plaintiffs); (2) $0.3 million to the Deemer lawsuit and Britt lawsuit plaintiffs for losses arising from the termination of their retirement health care coverage prior to the settlement; and (3) $0.2 million in attorney’s fees incurred by plaintiffs and us in connection with the settlement.

In addition to the one-time payments described above, we have agreed to pay $0.2 million to settle our outstanding workplace grievances, with certain limited exceptions. The USWA agreed to withdraw any NLRB charges associated with these grievances.

The settlement is conditioned on, among other things, (1) ratification of the settlement by the union members; (2) approval of the settlement by class members in the Deemer lawsuit and the Britt lawsuit; (3) approval by the NLRB of the settlement and the withdrawal of NLRB charges filed against us; and (4) approval by the United States District Court for the Western District of Pennsylvania of the settlement (except with respect to JAC’s agreement to pay future health care and pension benefits following the effective date, which obligation is not contingent on court approval) and the withdrawal of the Britt lawsuit and the Deemer lawsuit. The settlement was ratified by the union members on November 15, 2004. We expect approval of the settlement by class members in the Deemer lawsuit and Britt lawsuit and by the NLRB and the court in the near future.

See “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes regarding the impact of the settlement on our financial condition and results.

Other

We are also involved in certain other threatened and pending legal proceedings, including workers’ compensation and employee matters arising out of the conduct of our business. Additionally, we are involved in various warranty and repair claims and related threatened and pending legal proceedings with our customers in the normal course of business. While the ultimate outcome of such legal proceedings cannot be determined at this time, it is the opinion of management that the resolution of these actions will not have a material adverse effect on our financial condition or results of operations.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is information concerning our current directors and executive officers, including their ages as of December 31, 2004.

Name	Age	Position
John E. Carroll, Jr.	62	President, Chief Executive Officer and Director
Kevin P. Bagby	53	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary
Glen T. Karan	54	Vice President, Planning and Administration
Edward J. Whalen	56	Senior Vice President, Marketing and Sales
Camillo M. Santomero, III	47	Chairman of the Board
Jay R. Bloom	48	Director
James D. Cirar	58	Director
Mark D. Dalton	43	Director
S. Mark Ray*	52	Director
S. Carl Soderstrom, Jr.**	51	Director
Robert N. Tidball**	66	Director

*	We expect that Mr. Ray will resign as a director immediately prior to the completion of this offering.
**	Messrs. Soderstrom and Tidball have each consented to serve as a director at such time as our common stock is listed on the Nasdaq National Market.

Upon the completion of this offering, our board of directors will consist of seven members. We believe that, within the one-year transition period available to us following the completion of this offering, we will comply with the requirements of the SEC and the Nasdaq National Market relating to director independence and the composition of the committees of our board of directors, including the designation of an “audit committee financial expert.”

John E. Carroll, Jr., President, Chief Executive Officer and Director

Mr. Carroll, our President since 1998, also has served as Chief Executive Officer since 1999. Mr. Carroll served as our Chairman of the Board from 1999 until December 2004. Previously, Mr. Carroll was President of Thrall Car Manufacturing Company from 1990 to 1997. From 1989 to 1990, Mr. Carroll served as the President of Transcisco Rail Services Company. Mr. Carroll also served as Director of Planning and International Business Director at FMC Corporation from 1985 to 1989 and as President of Gunderson, Inc. (now a unit of the Greenbrier Companies) from 1977 to 1985. Mr. Carroll served in the United States Army and holds a B.S. in Industrial Engineering and an M.S. in Industrial Administration from Purdue University.

Kevin P. Bagby, Vice President, Finance, Chief Financial Officer, Treasurer and Secretary

Mr. Bagby has served as our Vice President, Finance, Chief Financial Officer, Treasurer and Secretary since November 2004. Prior to joining us, Mr. Bagby served as Vice President and Chief Financial Officer of Stoneridge, Inc., a company that designs and manufactures highly engineered electrical and electronic components, modules and systems for certain agricultural and vehicle markets, from 1995 until September 2004. From 1990 to 1995, Mr. Bagby served in various senior positions at Kelsey-Hayes Company. Prior to his employment at Kelsey-Hayes Company, Mr. Bagby served in various positions at General Tire, Abex Corporation and Lozier Corporation. Mr. Bagby holds a B.B.A. in Finance from Kent State University and an M.B.A. with a concentration in Finance from George Mason University.

Management

Glen T. Karan, Vice President, Planning and Administration

Mr. Karan has served as our Vice President, Planning and Administration since November 2004. He has also has served as our Vice President, Finance, Secretary and Treasurer from 2001 to November 2004 and Vice President, Finance, Secretary and Treasurer of our subsidiaries from 1999 to 2001. Previously, Mr. Karan served in various senior financial positions for our subsidiaries from 1994 to 1999. Prior to joining us, Mr. Karan worked for Miller Picking/York International Corporation from 1976 to 1994. At York, Mr. Karan held positions as Vice President of Finance and Contracts Officer from 1987 to 1994, Controller and Secretary from 1977 to 1987 and Assistant Controller from 1976 to 1977. Mr. Karan holds a B.S. in Business Administration from Pennsylvania Military College (currently Widener University) and an M.B.A. with a concentration in Finance from St. Francis (PA) College.

Edward J. Whalen, Senior Vice President, Marketing and Sales

Mr. Whalen has served as our Senior Vice President, Marketing and Sales since December 2004. He has also served as Senior Vice President, Marketing and Sales for our subsidiaries from 1991 to December 2004. Prior to joining us in 1991, Mr. Whalen was President of Pullman Leasing Company. Prior to serving as President of Pullman Leasing Company, Mr. Whalen served in various finance positions for Pullman Leasing Company, including Vice President of Finance and Treasurer. Mr. Whalen originally joined Pullman, Inc., the parent of Pullman Leasing Company, in 1972. Mr. Whalen holds a B.S. and an M.B.A. from DePaul University. Mr. Whalen is also an Illinois Certified Public Accountant.

Camillo M. Santomero, III, Chairman of the Board

Mr. Santomero has been a director since June 1999 and the non-executive Chairman of the Board since December 2004. He currently serves on the audit committee of the board of directors and will continue to serve on this committee until immediately prior to this offering. Mr. Santomero has been a private investor and a Senior Consultant to JP Morgan Partners (formerly Chase Capital Partners and Chemical Venture Partners) since January 1992. Mr. Santomero is also a director of Fuel Systems Holdings, LLC, S.R. Smith LLC, Alliance Services LLC, Quality Components LLC, Red Head Brass LLC and Heathkit Corp.

Jay R. Bloom, Director

Mr. Bloom has been a director since February 2001. He currently serves on the audit committee of the board of directors and will continue to serve on this committee until immediately prior to this offering. Mr. Bloom is a founder, and for the last five years has been a Managing Partner, of Trimaran Fund Management, L.L.C. Mr. Bloom is also a vice chairman of CIBC World Markets Corp., one of the underwriters in this offering, which he joined in 1995, and is a co-head of the CIBC Argosy Merchant Banking Funds. Prior to joining CIBC, Mr. Bloom was a founder and Managing Director of The Argosy Group L.P. Before Argosy, Mr. Bloom was a Managing Director at Drexel Burnham Lambert Incorporated, and prior to that, he worked at Lehman Brothers Kuhn Loeb Incorporated and practiced law with Paul Weiss Rifkind Wharton & Garrison. Mr. Bloom is also a director of Educational Services of America, Inc., Accuride Corporation, Norcraft Companies, L.P., and NSP Holdings, LLC. Mr. Bloom currently serves as a member of the Cornell University Council and is a member of Cornell University’s private equity committee.

James D. Cirar, Director

Mr. Cirar has been a director since June 1999. Mr. Cirar is currently the Executive Vice President in charge of the Gunite and Brillion divisions of Accuride Corporation. He held the same position at Transportation Technologies Industries, Inc. from January 2000 until the company was acquired by Accuride Corporation. Mr. Cirar was Chairman of Johnstown America Corporation and Freight Car

Management

Services, Inc. from September 1998 to June 1999 and Senior Vice President from July 1997 to June 1999. From September 1995 to August 1998, he was President and Chief Executive Officer of Johnstown America Corporation and from March 1998 to August 1998 he was President and Chief Executive Officer of Freight Car Services, Inc.

Mark D. Dalton, Director

Mr. Dalton has been a director since February 2001. He currently serves on the audit committee of the board of directors and will continue to serve on this committee until immediately prior to this offering. Mr. Dalton is also a director of Accuride Corporation. Mr. Dalton has been a Managing Director of Trimaran Fund Management, L.L.C. since August 2001. Prior to that date, Mr. Dalton was a Managing Director of CIBC World Markets Corp., one of the underwriters in this offering, which he joined in August 1995. Prior to that date, Mr. Dalton worked with the principals of Trimaran Fund Management, L.L.C. at The Argosy Group since March 1994.

S. Mark Ray, Director

Mr. Ray has been a director since June 1999. Mr. Ray is currently a Senior Managing Director of the Bond & Corporate Finance Group of John Hancock Life Insurance Company and has been an employee of John Hancock Life Insurance Company since 1978. We expect that Mr. Ray will resign as a director immediately prior to the completion of this offering.

S. Carl Soderstrom, Jr., Director

Mr. Soderstrom has consented to be named as a director at such time as our common stock is listed on the Nasdaq National Market. Mr. Soderstrom was employed by ArvinMeritor, Inc. and its predecessor companies from 1986 to 2004 and served as Senior Vice President and Chief Financial Officer of ArvinMeritor, Inc. from July 2001 to December 2004. He also held several senior management positions in engineering, quality and procurement at ArvinMeritor, Inc. from February 1998 to July 2001. Prior to joining ArvinMeritor, Inc., Mr. Soderstrom was employed by General Electric Company and the ALCO Controls division of Emerson Electric. Mr. Soderstrom is a member of the board of directors of Lydall, Inc. and serves as a member of the Audit Committee and Chairman of the Corporate Governance Committee of Lydall, Inc.

Robert N. Tidball, Director

Mr. Tidball has consented to be named as a director at such time as our common stock is listed on the Nasdaq National Market. From 1989 to January 2001, Mr. Tidball was the President, CEO and a director of PLM International, Inc., after which he retired. From 1986 to 1989, Mr. Tidball served in other senior executive positions at PLM International, Inc.

BOARD OF DIRECTORS

We currently have six directors who have been designated by certain shareholders pursuant to the existing shareholders’ agreement.

➢	Hancock Mezzanine Partners, L.P., which we also refer to as Hancock, and John Hancock Life Insurance Company, which we also refer to as JHLICO, collectively, have designated Mr. Ray;

➢	Caravelle Investment Fund, L.L.C., which we also refer to as Caravelle, has designated Mr. Bloom;

Management

➢	Trimaran Investments II, L.L.C., which we also refer to as Trimaran, has designated Mr. Dalton; and

➢	Mr. Santomero and the other individual investors that are parties to the existing shareholders’ agreement have designated Messrs. Carroll, Santomero and Cirar.

We intend to terminate the existing shareholders’ agreement, effective upon the completion of this offering. See “Certain relationships and related party transactions—Shareholders’ agreement.”

Upon the closing of this offering, our certificate of incorporation will be amended to authorize a board of directors consisting of at least five, but no more than 15, members. Upon the completion of this offering, our board of directors will consist of seven members.

The rules of the Nasdaq National Market require that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the Nasdaq National Market no later than the first anniversary of the closing. We intend to comply with these requirements.

Upon the completion of this offering, our board of directors will be divided into three staggered classes, with as nearly equal a number of directors in each class as possible. Starting with the directors elected in 2005, our directors will serve three-year terms. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Upon completion of this offering, our board of directors will be divided as follows:

➢	Class I consisting of Mr. Tidball, Mr. Soderstrom and Mr. Cirar, whose terms will expire at our annual meeting of stockholders to be held in 2006;

➢	Class II consisting of Mr. Carroll and Mr. Santomero, whose terms will expire at our annual meeting of stockholders to be held in 2007; and

➢	Class III consisting of Mr. Dalton and Mr. Bloom, whose terms will expire at our annual meeting of stockholders to be held in 2008.

Upon the completion of this offering, we expect to enter into an agreement with Caravelle to provide for an individual selected by Caravelle to be included as one of the nominees to be considered at a meeting of our stockholders called for the election of directors when the term of the Class III directors expires. Mr. Bloom is currently a Class III director designated by Caravelle. In addition, we expect to enter into a similar agreement with each of Mr. Santomero and Trimaran to provide for an individual selected by each of them to be included as one of the nominees to be considered at a meeting of our stockholders called for the election of directors when the terms of the Class II directors and Class III directors, respectively, expire. Mr. Santomero is currently a Class II director. Mr. Dalton is currently a Class III director designated by Trimaran. Each of the foregoing agreements will provide for the automatic termination of the agreement when the number of shares held by the applicable stockholder is less than the minimum amount set forth in the agreement. These stockholders have not entered into agreements requiring them to vote for each other’s nominees at the meetings of stockholders called for the election of directors.

COMMITTEES OF OUR BOARD OF DIRECTORS

At the time this offering is completed, the standing committees of our board of directors will consist of the audit committee, the compensation committee and the nominating and corporate governance committee. In addition, we may establish special committees under the direction of the board of directors when necessary to address specific issues.

Management

Audit committee

Our audit committee is, or will be, responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent registered public accountants, considering the range of audit and non-audit fees and oversight of management’s review of the adequacy of our internal accounting controls. Our audit committee currently consists of Messrs. Santomero, Bloom and Dalton. The composition of the audit committee will be required to comply with the independence requirements of the SEC and the Nasdaq National Market, including the designation of an “audit committee financial expert.” We expect that, upon completion of this offering, our audit committee will consist of Mr. Soderstrom, whom we will designate as the audit committee financial expert and chairman, Mr. Tidball and Mr. Cirar. The composition of the audit committee following the completion of this offering will comply with the SEC and Nasdaq National Market transition period requirements for companies completing their initial public offering. Within one year following the consummation of this offering, we expect that Mr. Cirar will be replaced as a member of the audit committee with a new director who will qualify as an independent director under the applicable listing standards of the Nasdaq National Market and the SEC’s rules and regulations. Our board of directors intends to adopt a written charter for our audit committee, which will be posted on our website.

Nominating and corporate governance committee

Our nominating and corporate governance committee will be responsible for recommending persons to be selected by the board as nominees for election as directors, recommending persons to be elected to fill any vacancies on the board, consider and recommending to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and considering and recommending to the board other actions relating to corporate governance. We expect that, upon completion of this offering, our nominating and corporate governance committee will consist of Messrs. Soderstrom, Tidball and Santomero. The composition of the nominating and corporate governance committee following the completion of this offering will comply with the SEC and Nasdaq National Market requirements. Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be posted on our website. See also “Certain relationships and related party transactions—Nomination agreements.”

Compensation committee

Our compensation committee will be charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel, including the Chief Executive Officer and all of our other executive officers. We expect that, upon completion of this offering, our compensation committee will consist of Messrs. Soderstrom, Tidball and Cirar. The composition of the compensation committee following the completion of this offering will comply with the SEC and Nasdaq National Market requirements. Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Compensation committee interlocks and insider participation

In 2004, we did not have a compensation committee. None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Management

Corporate governance

We believe that shortly after completion of this offering, we will comply with all Nasdaq National Market corporate governance and listing requirements. In the interim, we will rely on transition periods available to companies listing in conjunction with their initial public offering.

Code of ethics

Upon completion of this offering, we will have adopted a written code of ethics that is designed to deter wrongdoing and to promote:

➢	Honest and ethical conduct;

➢	Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

➢	Compliance with applicable laws, rules and regulations, including insider trading compliance; and

➢	Accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate. Our code of ethics will be posted on our website.

Director compensation

Directors currently receive no compensation from us for their services on the board of directors or committees. We reimburse directors for expenses incurred in connection with attendance at board or committee meetings. Following the completion of this offering, we expect to compensate each of our independent directors as follows: an annual stipend of $25,000, $1,000 for regular board meeting attendance, $750 for committee meeting attendance, $15,000 annual compensation for the chairperson of the audit committee, $3,000 annual compensation for the chairperson of any other committee and an annual restricted stock award of $25,000. We also expect to adopt expense reimbursement and related policies for all directors customary for public companies such as ours.

Management

EXECUTIVE COMPENSATION

The following table sets forth the compensation of our chief executive officer and each of our other most highly compensated employee executive officers during the year ended December 31, 2004. We refer to these officers as the named executive officers.

	Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)(1)	All Other Compensation ($)
John E. Carroll, Jr. President, Chief Executive Officer and Director (2)	$450,000	$90,308	$22,825	(3)	336	$14,627	(4)
Kevin P. Bagby Vice President of Finance, Chief Financial Officer, Treasurer and Secretary (5)	—	—	—		68	—
Glen T. Karan Vice President, Planning and Administration (6)	158,933	180,000	7,550	(7)	68	5,647	(8)
Edward J. Whalen Senior Vice President, Marketing and Sales (9)	271,000	—	—		—	10,739	(10)

(1)	Reflects the number of Units consisting of 550 shares of our common stock and one share of our Series A voting preferred stock.

(2)	Mr. Carroll has held the position of President since 1998 and the positions of Chief Executive Officer and director since 1999. He held the position of Chairman of the Board from 1999 until December 2004.

(3)	Reflects perquisites and other personal benefits to Mr. Carroll, including our payment of $15,212 for temporary living and commuting expenses and $7,613 for reimbursement of country club dues.

(4)	Reflects our contribution of $7,895 to Mr. Carroll’s retirement account under the Savings Plan for Salaried Employees and our payment of $6,732 in premiums under Mr. Carroll’s life insurance policy.

(5)	Mr. Bagby has served as our Vice President of Finance, Chief Financial Officer, Treasurer and Secretary since November 2004, but he received no compensation from us other than stock options during the year ended December 31, 2004.

(6)	Mr. Karan held the position of Vice President, Finance, Secretary and Treasurer until November 2004. Mr. Karan has held his current position since November 2004.

(7)	Reflects our reimbursement of Mr. Karan’s country club dues.

(8)	Reflects our contribution of $5,044 to Mr. Karan’s retirement account under our Savings Plan for Salaried Employees and our payment of $603 in premiums under Mr. Karan’s life insurance policy.

(9)	Mr. Whalen has served as our Senior Vice President, Marketing and Sales since December 2004.

(10)	Reflects our contribution of $8,200 to Mr. Whalen’s retirement account under the Savings Plan for Salaried Employees and our payment of $2,539 in premiums under Mr. Whalen’s life insurance policy.

No options were exercised by any executive officer during the year ended December 31, 2004.

Management

The following table sets forth information regarding the 2004 Options granted to the named executive officers during the year ended December 31, 2004 and the value of their respective options as of the year ended December 31, 2004.

	Individual Grants
Name	Number of Securities Underlying Options Granted (Units)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Value of Unexercised Options Fiscal Year-End ($)
John E. Carroll, Jr.	336	71.2%	$0.01	December 22, 2011	$2,949,112
Kevin P. Bagby	68	14.4%	0.01	December 22, 2011	596,844
Glen T. Karan	68	14.4%	0.01	December 22, 2011	596,844

Employment and non-competition agreements

We are a party to employment agreements with John E. Carroll, Jr., Kevin P. Bagby, Glen T. Karan and Edward J. Whalen.

John E. Carroll, Jr.

Mr. Carroll’s employment agreement, as amended, provides for his continued employment as our President and Chief Executive Officer for an initial term that expires on December 31, 2006 and which automatically extends for one-year periods until terminated prior to the end of the term by either party upon 90 days’ notice.

We agreed to pay Mr. Carroll an initial annual base salary of $550,000. We also agreed to pay Mr. Carroll an annual bonus equal to 1% of our EBITDA (as defined in the agreement), measured on a calendar year basis. We also agreed to pay Mr. Carroll a cash bonus of $250,000 if he remains continuously employed by us until May 1, 2005 and we are quoted on the Nasdaq National Market on that date. We will pay Mr. Carroll an additional cash bonus of $250,000 if the conditions for the first $250,000 bonus as described above have been met and he remains continuously employed by us until the earlier of November 1, 2005 or the completion of a follow-on offering of our common stock. We agreed to pay this second $250,000 bonus to Mr. Carroll upon a “change in control” (as defined in his employment agreement) if it occurs prior to November 1, 2005 or the completion of a follow-on offering of our common stock. Mr. Carroll is also entitled to participate in all management incentive plans, and to receive all benefits under any employee benefit plan, arrangement or perquisite, made available to our executives.

In the event that Mr. Carroll’s employment agreement is terminated by us in breach of the agreement or terminated by Mr. Carroll for Good Reason (as defined in the agreement), we agreed to: (a) pay Mr. Carroll’s full base salary through the date of termination and all other unpaid amounts as of such date; (b) pay a lump sum equal to three times the sum of (1) his annual base salary then in effect and (2) his annual bonus (as calculated pursuant to the agreement); and (c) continue his participation in our employee welfare benefit plans and programs for three years. We also agreed to continue to make available, at our cost, coverage under our medical insurance plan to each of Mr. Carroll and his spouse until he or she is eligible for Medicare.

The agreement requires Mr. Carroll to abide by restrictive covenants relating to non-disclosure, as well as non-competition for two years following termination of employment.

Management

Kevin P. Bagby

Mr. Bagby’s employment agreement provides for his employment as our Vice President, Finance, Chief Financial Officer, Treasurer and Secretary, without any employment term, as an “at will” employee. We agreed to pay Mr. Bagby an initial annual base salary of $250,000 and grant him 2004 Options to purchase 68 Units. See “—Option awards and option plan” for a description of a “Unit.” Mr. Bagby is entitled to participate and receive all benefits under our employee benefit plans.

If we terminate Mr. Bagby’s employment agreement without “cause” (as defined in his employment agreement) before November 22, 2005, he will be entitled to receive 12 months of his base salary and continuation of his employee benefits. If we terminate Mr. Bagby’s employment agreement without cause at any time after that date, he will be entitled to receive 24 months of his base salary and continuation of his employee benefits.

The agreement also requires Mr. Bagby to abide by restrictive covenants relating to non-disclosure, as well as non-competition and non-solicitation for one year following termination of employment.

Glen T. Karan

Mr. Karan’s employment agreement provides for his continued employment as our Vice President, Planning and Administration for an initial term of three years, which automatically extends for one-year periods until terminated prior to the then end of the term by either party upon 90 days’ notice. Upon a “change in control” (as defined in his employment agreement), the agreement will automatically extend to until the later of the second anniversary of such change in control or, if such change in control was caused by the shareholder approval of a merger or consolidation, the second anniversary of such merger or consolidation. Under Mr. Karan’s agreement, following one year of the effective date of the agreement, Mr. Karan is entitled to voluntarily terminate his employment upon 90 days’ notice, upon which we will continue paying his base salary and all other unpaid amounts through the date of termination and until the second anniversary of the date of termination, plus two times his annual bonus (as calculated pursuant to the agreement).

We agreed to pay Mr. Karan an initial annual base salary of $200,000, effective as of August 1, 2004. We also agreed to pay Mr. Karan a special bonus of $150,000 and reimburse him for the lesser of $115,000 or the full amount of taxes payable by Mr. Karan solely as a result of the exercise of his 2004 Options to purchase 68 Units. See “—Option awards and option plan” for a description of a “Unit.” Mr. Karan is also entitled to participate in all management incentive plans, and to receive all benefits under any employee benefit plan, arrangement or perquisite, made available to our executives.

In the event that Mr. Karan’s employment agreement is terminated by us in breach of the agreement or terminated by Mr. Karan for “good reason” (as defined in his employment agreement), we agreed to: (a) pay Mr. Karan’s full base salary through the date of termination and all other unpaid amounts as of such date; (b) pay a lump sum equal to three times the sum of (1) his annual base salary then in effect and (2) his annual bonus (as calculated pursuant to the agreement); (c) pay a lump sum, in cash, reflecting his incentive compensation (as calculated pursuant to the agreement); (d) continue his participation in our employee welfare benefit plans and programs for three years; and (e) pay a cash amount equal to the present value of the additional pension benefit that Mr. Karan would have accrued under our qualified defined pension plan had he remained our employee for an additional three years.

The agreement requires Mr. Karan to abide by restrictive covenants relating to non-disclosure, as well as non-competition and non-solicitation for one or two years following termination of employment, depending on the basis for the termination.

Management

Edward J. Whalen

Mr. Whalen’s employment agreement provides for his employment as our Senior Vice President, Marketing and Sales for an initial term of three years, which automatically extends for one-year periods until terminated prior to the end of the term by either party upon 90 days’ notice. Upon a “change in control” (as defined in his employment agreement), the agreement will automatically extend to until the later of the second anniversary of such change in control or, if such change in control was caused by the shareholder approval of a merger or consolidation, the second anniversary of such merger or consolidation.

We agreed to pay Mr. Whalen an initial annual base salary of $271,000. Mr. Whalen is also entitled to participate in all management incentive plans, and to receive all benefits under any employee benefit plan, arrangement or perquisite, made available to our executives. Mr. Whalen’s employment agreement also provides for a tax gross-up for any amount that we pay or distribute to him, whether under the employment agreement or otherwise, that is determined to be an “excess parachute payment” under the Internal Revenue Code.

In the event that Mr. Whalen’s employment agreement is terminated by us in breach of the agreement or terminated by Mr. Whalen for “good reason” (as defined in his employment agreement), we agreed to: (a) pay Mr. Whalen’s full base salary through the date of termination and all other unpaid amounts as of such date; (b) pay a lump sum equal to three times the sum of (1) his annual base salary then in effect and (2) his annual bonus (as calculated pursuant to the agreement); (c) pay a lump sum, in cash, reflecting his incentive compensation (as calculated pursuant to the agreement); and (d) continue his participation in our employee welfare benefit plans and programs for three years. In addition, unless we terminate Mr. Whalen’s employment for “cause” (as defined in his employment agreement), we will continue to make available to Mr. Whalen coverage under our medical insurance plan until he is eligible for Medicare, so long as he pays the full cost of the coverage at the then applicable COBRA rate.

The agreement requires Mr. Whalen to abide by restrictive covenants relating to non-disclosure, as well as non-competition and non-solicitation for one or two years following termination of employment, depending on the basis for the termination.

Option awards and option plan

2004 option awards

On December 7, 2004, in accordance with our existing shareholders’ agreement, our board of directors approved the grant of certain options, referred to as the 2004 Options, to purchase an aggregate of 1,014 Units. Each Unit consists of 550 shares of our common stock and one share of our Series A voting preferred stock. The grant of the 2004 Options became effective on December 23, 2004 to the following directors and officers in the following respective amounts:

Name	Number of Units
John E. Carroll, Jr.	336
Camillo M. Santomero, III	236
Mark D. Dalton	172
S. Mark Ray	83
James D. Cirar	51
Glen T. Karan	68
Kevin P. Bagby	68

Total	1,014

Management

The exercise price of each 2004 Option is $0.01 per Unit and the 2004 Options are exercisable from the day immediately following the date of the option agreement until the earliest of the seventh anniversary of the option agreement or upon the termination for Cause (as defined in the option agreement) of the applicable optionee. The Class A voting common stock and the Series A voting preferred stock into which the 2004 Options may be exercised are subject to certain transfer and other restrictions, which will terminate upon the consummation of the Transactions. Mr. Ray has assigned his options for 83 Units to John Hancock Life Insurance Company and Hancock Mezzanine Partners L.P. Mr. Dalton assigned his options for 172 Units to Trimaran Advisors, L.L.C. and Trimaran Fund Management, L.L.C. As of the date of this prospectus, all of the 2004 Options were exercised, and 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock were issued to the respective option holders.

2005 Long-Term Incentive Plan

Prior to the completion of this offering, our board of directors and stockholders will adopt the 2005 Long-Term Incentive Plan, or the Incentive Plan. Concurrently with the completion of this offering, we will issue options to purchase shares of our common stock to the following executive officers in the following amounts:

Executive Officer/Key Employee	Option Amounts
John E. Carroll, Jr.	164,904
Edward J. Whalen	98,942
Kevin P. Bagby	65,962

Total	329,808

General.    The Incentive Plan is intended to provide incentives to attract, retain and motivate our and our subsidiaries’ and affiliates’ employees, consultants and directors, to provide for competitive compensation opportunities, to encourage long-term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long-term value for stockholders by aligning the interests of such persons with those of stockholders.

Eligibility and Administration.    Our and our subsidiaries’ and affiliates’ employees, consultants and non-employee directors will be eligible to be granted awards under the Incentive Plan. The Incentive Plan will be administered by our compensation committee or such other board committee (or the entire board of directors) as may be designated by the board, which we refer to as the Committee. Unless otherwise determined by the board, the Committee will consist of two or more members of the board of directors who are “nonemployee directors” within the meaning of Rule 16b-3 of the Exchange Act and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Committee will determine, among other things, which eligible employees, consultants and directors receive awards, the types of awards to be received and the terms and conditions thereof. The Committee also will have authority to waive conditions relating to an award or accelerate the exercisability or vesting of awards under the Incentive Plan.

Awards.    The Incentive Plan provides for the grant to eligible persons of stock options, share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, performance shares, performance units, dividend equivalents and other share-based awards, which we refer to collectively as the awards. An aggregate of 5% of our outstanding shares on a fully diluted basis upon completion of

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this offering have been reserved for issuance under the Incentive Plan. In addition, during any one calendar year (1) the maximum number of shares with respect to which stock options and SARs may be granted to a participant under the Incentive Plan will be 2.5% of our outstanding shares on a fully diluted basis upon completion of this offering and (2) the maximum number of shares which may be granted to a participant under the Incentive Plan with respect to restricted shares, restricted share units, performance shares and performance units intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be 2.5% of our outstanding shares on a fully diluted basis upon completion of this offering. The maximum number of shares that may be issued or transferred to participants as incentive stock options is 5% of our outstanding shares on a fully diluted basis upon completion of this offering, and the maximum number of shares that may be transferred to participants as restricted shares, restricted share units and other share-based awards is 2.5% of our outstanding shares on a fully diluted basis upon completion of this offering. These share amounts are subject to anti-dilution adjustments in the event of certain changes in our capital structure, as described below. Shares issued pursuant to the Incentive Plan will be either authorized but unissued shares or treasury shares.

Stock Options.    Incentive stock options, or ISOs, which are intended to qualify for special tax treatment in accordance with the Code, and nonqualified stock options, which are not intended to qualify for special tax treatment under the Code, may be granted under the incentive plan. The Committee is authorized to set the terms relating to an option, including exercise price and the time and method of exercise.

Share Appreciation Rights.    An SAR will entitle the holder thereof to receive with respect to each share subject thereto, an amount equal to the excess of (1) the fair market value of one share on the date of exercise (or, if the Committee so determines, at any time during a specified period before or after the date of exercise) over (2) the exercise price of the SAR set by the Committee as of the date of grant. The Committee is authorized to determine the terms relating to the SARs, including the time and method of exercise and the form of consideration payable in settlement of an SAR.

Restricted Shares.    Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose on the date of grant or thereafter. Such restrictions will lapse under circumstances as the Committee may determine, including, without limitation, upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, eligible participants, consultants and directors granted restricted shares will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon. Unvested restricted shares will be forfeited upon termination of employment during the applicable restriction period.

A restricted share unit will entitle the holder thereof to receive shares of common stock or cash at the end of a specified deferral period. Restricted share units will also be subject to such restrictions as the Committee may impose. Such restrictions will lapse under circumstances as the Committee may determine, including based upon a specified period of continued employment or upon the achievement of a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the Committee, RSUs subject to restriction will be forfeited upon termination of employment during any applicable restriction period.

Performance shares and performance units.    Performance shares and performance units will provide for future issuance of shares or payment of cash, respectively, to the recipient upon the attainment of performance goals established by the Committee over specified performance periods. Except as otherwise determined by the Committee, performance shares and performance units will be forfeited upon

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termination of employment during any applicable performance period. Performance objectives may vary from person to person and will be based upon such performance criteria as the Committee may deem appropriate. Subject to special rules with respect to awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Committee may revise performance objectives if significant events occur during the performance period which the Committee expects to have a substantial effect on such objectives.

Dividend Equivalents and Other Awards.    The Committee may also grant dividend equivalent rights under the Incentive Plan and it is authorized, subject to limitations under applicable law, to grant such other awards that may be denominated in, valued in, or otherwise based on, shares, including without limitation unrestricted shares awarded purely as a “bonus” and not subject to any restrictions or conditions, as deemed by the Committee to be consistent with the purposes of the Incentive Plan.

Performance Criteria.    If the Committee determines that an award of restricted shares, restricted share units, performance shares, performance units or other share-based awards should qualify as “performance-based compensation” under Section 162(m) of the Code, the grant, vesting, exercise and/or settlement of such awards will be contingent upon achievement of pre-established performance goals based on one or more of the following of our business criteria, on a consolidated basis, and/or the business criteria for our specified subsidiaries or affiliates or other business units or lines: (1) earnings per share (basic or fully diluted), (2) revenues, (3) earnings, before or after taxes, from operations (generally or specified operations), or before or after interest expense, depreciation, amortization, incentives, or extraordinary or special items, (4) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital, (5) return on net assets, return on assets, return on investment, return on capital, return on equity, (6) economic value added, (7) operating margin or operating expense, (8) net income, (9) share price or total stockholder return and (10) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion goals, cost targets, customer satisfaction, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

Nontransferability.    Unless otherwise set forth by the Committee in an award agreement, awards (except for vested shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative.

Change in Control.    Unless otherwise provided by the Committee at the time an award is granted, in the event of a change in control (as defined in the Incentive Plan), all outstanding awards granted under the Incentive Plan shall become immediately exercisable, all restrictions or limitations shall lapse, and any performance criteria and other conditions to payment shall be deemed satisfied.

Capital Structure Changes.    If the Committee determines that any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects the shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of eligible participants under the Incentive Plan, then the Committee may make such equitable changes or adjustments as it deems appropriate, including adjustments to (1) the number and kind of shares which may thereafter be issued

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under the Incentive Plan, (2) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding awards and (3) the exercise price, grant price or purchase price relating to any award. In addition, subject to certain limitations, the committee is authorized to make adjustments in the terms and conditions of and the criteria and performance objectives, if any, included in awards in recognition of unusual or non-recurring events affecting our company or in response to changes in applicable law, regulations or accounting principles.

Amendment and Termination.    The Incentive Plan may be amended, altered, suspended, discontinued or terminated by the board of directors. However, any amendment or alteration for which stockholder approval is required under the rules of any stock exchange or automated quotation system on which the common stock may then be listed or quoted will not be effective until such stockholder approval has been obtained. In addition, no amendment, alteration, suspension, or termination of the Incentive Plan may materially and adversely affect the rights of a participant under any award theretofore granted to him or her without the consent of the affected participant. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any award granted, provided that, without participant consent, such amendment, alteration, suspension, discontinuance or termination may not materially and adversely affect the rights of such participant under any award previously granted to him or her.

Restrictive Covenants.    The Incentive Plan provides that the Committee may include in any award agreement that, if the participant breaches the non-competition, non-solicitation, non-disclosure or other provisions of the award agreement, whether during or after employment, the participant will forfeit any and all awards granted to him or her under the Incentive Plan, including awards that have become vested and exercisable.

Effective Date and Term.    The Incentive Plan will be effective upon completion of this offering. The Incentive Plan will terminate as to future awards on the tenth anniversary of this offering.

Management incentive plan

When we acquired our freight car business from TTII in 1999, we assumed the Johnstown America Corporation Management Incentive Plan, which provides additional compensation to participants based on our achievement of certain financial objectives. Our Management Incentive Plan is intended to assist us in attracting and retaining highly qualified personnel, encourage and stimulate superior performance by such personnel on our behalf and recognize the level of an individual’s position to influence company results. Bonus awards are based, in part, on our “return on average net assets,” and the financial targets determined by the Chief Executive Officer and the board of directors. The Management Incentive Plan is open to all salaried personnel selected by the Chief Executive Officer. Participants in the Management Incentive Plan must be actively employed by us on the payment date to receive a bonus award. Participants are entitled to receive a partial bonus award in certain circumstances.

Retirement plans

Defined benefit pension plans

We have qualified, defined benefit pension plans covering substantially all of the employees of our subsidiaries, Johnstown America Corporation (JAC), JAC Operations, Inc. and JAIX Leasing Company. Employees of JAC represented by a collective bargaining agreement may participate in the Bargaining Unit Pension Plan, as amended, or the USWA Office & Technical Salaried Pension Plan. Salaried employees of JAC may participate in the Salaried Pension Plan, as amended. Contributions to the plans

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are made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans’ assets are held by independent trustees and consist primarily of equity and fixed income securities.

Pension benefits which accrued as a result of employee service before June 4, 1999 remained the responsibility of TTII, the former owner of JAC, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company (for employee service during the period October 28, 1991 through June 3, 1999), or Bethlehem Steel (for employee service prior to October 28, 1991), the owner of JAC prior to TTII. We initiated new pension plans for such employees for service subsequent to June 3, 1999, which essentially provide benefits similar to the former plans.

Under the settlement agreement with the USWA, commencing on February 1, 2005, JAC will contribute amounts for increased pension benefits for JAC employees, equal to $40 or $50 per month per year of service, depending on whether the years of service occurred prior to or after the effective date of the settlement. In addition, each employee with at least 30 years of service with JAC (including service with its predecessor Bethlehem Steel) who retired or will retire between January 21, 2002 and May 15, 2008 will be eligible for supplemental payments of $400 per month until the retiree qualifies for Social Security benefits, to the extent the supplemental payments are not paid by the Pension Benefit Guaranty Corporation. Each retiree covered by the Britt lawsuit will also be eligible for supplemental payments of $400 per month until the retiree qualifies for Social Security benefits. The settlement agreement also provides for the discontinuation of JAC’s early retirement benefits under its so-called “Rule-of-65” pension program. We contributed $4.8 million in 2004 and expect to contribute approximately $4 million in 2005 relating to pension costs. See “Business—Legal proceedings—Labor dispute settlement.”

401(k) plans

Employees of Freight Car Services, Inc. may participate in the Freight Car Services, Inc. 401(k) Plan, under which we provide a matching contribution equal to 50% of the employee’s contribution, up to 6% of the employee’s compensation. Certain employees of JAC represented by a collective bargaining agreement may participate in the Johnstown America Corporation 401(k) Retirement Savings Plan for Certain Represented Employees. Participating employees are permitted to defer a portion of their income under these plans. The salaried employees of JAC may participate in the Savings Plan for Salaried Employees, as amended, under which we provide a matching contribution equal to the employee’s basic contribution.

Postretirement health care benefits

We also provide certain postretirement health care benefits for certain of our salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

Under the settlement agreement with the USWA, commencing on January 1, 2005, JAC will contribute amounts for health care benefits for JAC’s active employees, retirees and their qualified dependents. JAC’s contributions will fund 100% of the health care coverage costs of active employees. With respect to current and future retirees (including the retirees involved in the Deemer and Britt lawsuits), effective on December 1, 2004, JAC will pay amounts not exceeding $700 per month for each household where neither the retiree nor his or her spouse is eligible for Medicare benefits, which amount is reduced to $450 per month when either the retiree or his or her spouse becomes eligible for Medicare benefits. As a result of the Johnstown settlement, we expect to make payments of approximately $3 million in 2005 for postretirement health care costs. As of December 31, 2004, our accumulated postretirement benefit obligation was $54.0 million. See “Business—Legal proceedings—Labor dispute settlement—Terms of the settlement.”

Certain relationships and related party transactions

The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

➢	in which the amount involved exceeded or will exceed $60,000; and

➢	in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.

We believe that each of the transactions described below is on terms no less favorable than could have been obtained from unaffiliated third parties. Although we do not have a separate conflicts policy, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

REDEMPTION OF PREFERRED STOCK

We intend to use approximately $13 million of the net proceeds from this offering to redeem all of our outstanding Series A voting preferred stock and Series B non-voting preferred stock. The per share purchase price for each share of Series A voting preferred stock and each share of Series B non-voting preferred stock to be redeemed by us will be equal to the liquidation preference value of each such series of preferred stock of $500 per share plus all accumulated and unpaid dividends through the date of the redemption.

The following table sets forth the number of shares of Series A voting preferred stock and Series B non-voting preferred stock that we intend to redeem in connection with the Transactions, including the shares of our Series A voting preferred stock issued upon the exercise of the 2004 Options, and the aggregate redemption price as of December 31, 2004, including accumulated and unpaid dividends, held by our directors, executive officers and security holders who beneficially own more than 5% of any class of our voting securities:

Name	Number of Shares of Series A Voting Preferred Stock(1)		Number of Shares of Series B Non-Voting Preferred Stock		Aggregate Redemption Price (in thousands)
Caravelle Investment Fund, L.L.C.	2,500.000		321.500		$2,750
Trimaran Investments II, L.L.C.(2)	—		1,928.500		1,879
Camillo M. Santomero, III	2,001.000		444.859	(3)	2,272
Hancock Mezzanine Partners L.P.	1,291.500		—		1,239
John Hancock Life Insurance Company	1,291.500		—		1,239
John E. Carroll, Jr.	1,336.000	(4)	—		1,143
James D. Cirar	651.000	(5)	—		610
Edward J. Whalen	—		250.000		244
Kevin P. Bagby	68.000		—		34
Glen T. Karan	68.000		—		34

Certain relationships and related party transactions

(1)	Includes the shares of our Series A voting preferred stock issued upon the exercise of the 2004 Options. See “Management—Executive compensation—Option awards and option plan” for more information.
(2)	Reflects 677.349 shares of Series B non-voting preferred stock held by Trimaran Fund II, L.L.C., 43.734 shares of Series B non-voting preferred stock held by Trimaran Capital, L.L.C., 285.183 shares of Series B non-voting preferred stock held by Trimaran Parallel Fund II, L.P., 441.056 shares of Series B non-voting preferred stock held by CIBC Employee Private Equity Fund (Trimaran) Partners and 481.178 shares of Series B non-voting preferred stock held by CIBC Capital Corporation.
(3)	Includes 179.304 shares of Series B non-voting preferred stock held by Santomero Family Limited Partnership over which Mr. Santomero shares voting and investment power together with his wife, Denise C.R. Santomero, and 208.330 shares of Series B non-voting preferred stock held by Camillo M. Santomero III Individual Retirement Account First Union National Bank Custodian U/A dated 11/30/94.
(4)	Consists of shares held by USBancorp Trust Co. FBO John E Carroll, Jr. IRA, dated 6-11-99.
(5)	Consists of shares held by Delaware Charter & Guarantee Company, Trustee FBO James D. Cirar, IRA Rollover.

SENIOR NOTES

In June 1999, Caravelle Investment Fund, L.L.C. (Caravelle), Hancock Mezzanine Partners L.P. (Hancock) and John Hancock Life Insurance Company, formerly known as John Hancock Mutual Life Insurance Company (JHLICO), purchased $25.0 million in aggregate principal amount of our senior notes, together with shares of capital stock of our former parent company that, following the exchange of such capital stock in the merger, now consists of 5,000 shares of our Series A voting preferred stock and 2,750,000 shares of our common stock, in exchange for $25.0 million in cash. In September 2003, the purchase agreement for the senior notes and the form of senior notes were amended to, among other things, extend the maturity date of the senior notes to June 30, 2008 and increase the annual interest rate to 17% commencing on July 1, 2006 until the maturity date. Caravelle is a holder of more than 5% of our voting capital stock and an affiliate of our director Jay R. Bloom. Hancock and JHLICO are each a holder of more than 5% of our voting capital stock and an affiliate of our director S. Mark Ray. In November 2003, Caravelle transferred all of its interest in the senior notes to affiliates of GoldenTree Asset Management, L.P. We intend to use the proceeds from this offering to repay the senior notes in full. For information regarding the terms of the senior notes, see “Description of indebtedness—Senior notes.” See also “—Management services agreements, deferred financing fee agreement and consulting agreement” below for information relating to the management services agreement with each of Hancock and JHLICO and the deferred financing agreement with Caravelle.

RIGHTS TO ADDITIONAL ACQUISITION CONSIDERATION

Pursuant to the terms of the share purchase agreement relating to the acquisition of our business in 1999 from TTII, we are required to pay additional sale consideration to TTII upon the occurrence of certain events, including, among others, an initial public offering of our common stock. We refer to this obligation as the rights to additional acquisition consideration. In February 2001, TTII transferred all of its interest in the rights to Caravelle (an affiliate of our director Jay R. Bloom and a holder of 20.9% of our voting common stock), Camillo M. Santomero, III (the chairman of our board of directors and a holder of 16.6% of our voting common stock) and Transportation Investment Partners, L.L.C. (the interests of which are now held by Trimaran Investments II, L.L.C., an affiliate of our directors Jay R. Bloom and Mark D. Dalton). The interest held by Trimaran Investments II, L.L.C. in the rights to additional consideration represents its management of the investments of certain of our stockholders that together own 14.3% of our common stock. See footnote 5 to the table in “Principal and selling stockholders” for more information. In November 2003, Caravelle transferred all of its interest in the rights to affiliates of GoldenTree Asset Management, L.P.

The amount payable upon a triggering event as additional acquisition consideration is $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. As of December 31, 2004, the

Certain relationships and related party transactions

total accrued amount payable as additional acquisition consideration upon a triggering event was $34.1 million, and the total recorded value of the liability represented by the rights to additional acquisition consideration was $28.6 million. See “Management’s discussion and analysis of financial condition and results of operations—Rights to additional acquisition consideration.”

This offering will trigger our obligation to pay the additional acquisition consideration, and we plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to make this payment. Trimaran, affiliates of GoldenTree Asset Management, LP and Mr. Santomero will receive 77.1%, 12.9% and 10.0%, respectively, of the additional acquisition consideration.

SHAREHOLDERS’ AGREEMENT

We are a party to a shareholders’ agreement, dated June 3, 1999, as amended on February 15, 2001, with Hancock, JHLICO, Caravelle, Transportation Investment Partners, L.L.C. (the interests of which are now held by stockholders whose shares of our common stock are managed by Trimaran Investments II, L.L.C.), Mr. Santomero and the other existing stockholders of our company that contains, among other things, provisions relating to director designation rights, restrictions on the transfer of shares of capital stock held by the shareholders and registration rights with respect to the shares of our capital stock that the shareholders own. We have requested that all of the shareholders party to the shareholders’ agreement waive their “piggyback” registration rights arising in connection with this offering. When this offering is completed, all of our outstanding shares of preferred stock will be redeemed. We intend to terminate the shareholders’ agreement, effective upon completion of this offering.

NOMINATION AGREEMENTS

Upon the completion of this offering, we expect to enter into an agreement with Caravelle that will provide that we use our reasonable efforts to have an individual selected by Caravelle included as one of the nominees to be considered at a meeting of our stockholders called for the election of directors when the term of the Class III directors expires. Mr. Bloom is currently a Class III director designated by Caravelle. In addition, we expect to enter into a similar agreement with each of Mr. Santomero and Trimaran that will provide that we use our reasonable efforts to have an individual selected by each of them included as one of the nominees to be considered at a meeting of our stockholders called for the election of directors when the terms of the Class II directors and Class III directors, respectively, expire. Mr. Santomero is currently a Class II director. Mr. Dalton is currently a Class III director designated by Trimaran. Each of the foregoing agreements will provide for the automatic termination of the agreement when the number of shares held by the applicable stockholder is less than the minimum amount set forth in the agreement. These stockholders have not entered into agreements requiring them to vote for each other’s nominees at the meetings of stockholders called for the election of directors.

REGISTRATION RIGHTS AGREEMENT

We intend to enter into a new registration rights agreement, which will become effective upon the completion of this offering, with substantially all of our existing stockholders as of immediately prior to the completion of this offering. The stockholders that are party to the new registration rights agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time. The stockholders collectively will have an aggregate of three demand registration rights following an exercisability event. In addition, if we propose to register any of our capital stock under the Securities Act, our stockholders will be

Certain relationships and related party transactions

entitled to customary “piggyback” registration rights. The registration rights granted under the new registration rights agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

MANAGEMENT SERVICES AGREEMENTS, DEFERRED FINANCING FEE AGREEMENT, MANAGEMENT AGREEMENT AND CONSULTING AGREEMENT

Management services agreements with Hancock and JHLICO

In June 1999, we entered into a management services agreement with each of Hancock and JHLICO. Each management services agreement provides that each of Hancock and JHLICO will provide us with advisory and management services as requested by our board of directors and agreed to by each of Hancock and JHLICO. Each of Hancock and JHLICO has the right, but not the obligation, to act as our advisor with respect to significant business transactions. Each management services agreement provides for an annual management fee of $25,000 and reimbursement of all reasonable out-of-pocket expenses. Each management services agreement has been amended to provide for automatic termination of the agreement upon our payment of $50,000 to each of Hancock and JHLICO upon the completion of this offering. We plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to make these payments.

Deferred financing agreement with Caravelle

In June 1999, we entered into a deferred financing fee agreement with Caravelle. In consideration of Caravelle’s purchase of shares of capital stock of our former parent company that, following the exchange of such capital stock in the merger, now consists of 687,500 shares of our common stock and 1,250 shares of our Series A voting preferred stock, we agreed to pay Caravelle a fee of $50,000 per year. The deferred financing fee agreement has been amended to provide for automatic termination of this agreement upon our payment of $100,000 to Caravelle upon completion of this offering. We plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to make this payment.

Management agreement with Camillo M. Santomero, III

In June 1999, we and all of our direct and indirect subsidiaries entered into a management agreement with Mr. Santomero, which provides that he will provide general oversight and supervision of our business and that of our subsidiaries and, upon request, evaluate the long-range corporate and strategic plans, general financial operation and performance of our subsidiaries and strategies for their capitalization. In consideration of these management services, we and two of our subsidiaries, JAC Intermedco, Inc. and JAC Operations, Inc., agreed to pay Mr. Santomero an aggregate base fee of $350,000 per year, payable monthly. The management agreement has been amended to provide for automatic termination of the agreement upon our payment of $700,000 to Mr. Santomero at the completion of this offering. We plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to make this payment.

Management services agreement with subsidiaries

In connection with our management agreement with Mr. Santomero, in June 1999 we entered into a management services agreement with certain of our subsidiaries, which provides that we will provide general oversight and supervision of each of the subsidiaries and their respective businesses and provide such additional services as established, from time to time, by mutual agreement between us and the

Certain relationships and related party transactions

subsidiaries. We also agreed to evaluate upon request the long-range corporate and strategic plans, general financial operation and performance of the subsidiaries and strategies for their capitalization. In consideration for these management services, the subsidiaries party to the management services agreement agreed to pay us an aggregate management fee of $350,000 per year, payable in four equal consecutive quarterly installments, except that, to the extent any of the subsidiaries has paid to Mr. Santomero or his designee all or any portion of the annual base fee under his management agreement with us, the subsidiaries would receive a credit in an amount equal to the amount paid to Mr. Santomero. This agreement has been amended to provide for automatic termination of the agreement upon the termination of our management agreement with Mr. Santomero at completion of this offering.

Consulting agreement with James D. Cirar

In June 1999, we and certain of our subsidiaries entered into a consulting agreement with James D. Cirar, one of our directors, which provides that Mr. Cirar will provide us with consulting services on all matters relating to our business and that of our subsidiaries and will serve as a member of our board of directors. The agreement provides for a consulting fee of $50,000 per year. We have amended the consulting agreement to provide for termination of the agreement following our payment to Mr. Cirar of $50,000 per year in the three years following the completion of this offering. The amendment to the consulting agreement also provides that, upon any sale of the company to a third party following the completion of this offering, the agreement will terminate and we will be obligated to pay Mr. Cirar $150,000, net of any amounts paid to him as consulting fees between the completion of this offering and the termination date.

FUTURE TRANSACTIONS

All future transactions, if any, between us and our officers, directors and principal shareholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or principal shareholders are affiliated, will be approved in accordance with the then-current SEC rules and regulations, Nasdaq rules and applicable law governing the approval of the transactions.

Principal and selling stockholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock calculated as of December 31, 2004, and as adjusted to reflect the sale of the common stock offered hereby, by:

➢	each stockholder who is known by us to beneficially own more than 5% of our common stock;

➢	our Chairman and Chief Executive Officer and our four other most highly compensated executive officers;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	each selling stockholder, which includes all of our existing stockholders.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentage ownership of each stockholder prior to this offering is calculated based on 7,432,700 shares of our common stock outstanding immediately after the merger. See “Certain relationships and related party transactions—Registration rights agreement” for information regarding the rights of certain of our stockholders to have us register their shares of our common stock.

The percentage ownership of each stockholder after the offering is calculated based on 12,532,700 shares of our common stock outstanding, which is derived from the 7,432,700 shares of our common stock outstanding after the merger and prior to this offering, including the 557,700 shares of our common stock issued in the merger in exchange for our former parent company’s Class A voting common stock issued upon full exercise of the 2004 Options by each option holder prior to the date of this prospectus, plus the 5,100,000 shares of our common stock that we intend to issue in this offering and reflects the 2,400,000 shares of our common stock to be sold, on a pro rata basis, by the selling stockholders, but without giving effect to the underwriters’ exercise of the over-allotment option. To the extent that the over-allotment is exercised, the selling stockholders will sell, on a pro rata basis, up to an aggregate of 1,125,000 additional shares of our common stock.

Principal and selling stockholders

Name of Beneficial Owner/ Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to This Offering		Shares of Common Stock to be Sold in This Offering(1)	Shares of Common Stock Beneficially Owned After This Offering(1)		Additional Shares of Common Stock to be Sold in This Offering Assuming Full Exercise of the Over- Allotment Option	Shares of Common Stock Beneficially Owned After This Offering Assuming Full Exercise of the Over-Allotment Option
	Number	Percent		Number	Percent		Number	Percent
Directors, Executive Officers and 5% Stockholders (Selling Stockholders)
Caravelle Investment Fund, L.L.C.(2)	1,551,825	20.9%	501,080	1,050,745	8.4%	234,881	815,863	6.5%
John Hancock Life Insurance Company(3)	1,420,650	19.1	458,725	961,925	7.7	215,027	746,898	6.0
Camillo M. Santomero, III(4)	1,230,641	16.6	365,528	833,270	6.6	171,341	647,002	5.2
Trimaran Investments II, L.L.C.(5)(6)	1,060,675	14.3	342,489	718,186	5.7	160,542	557,644	4.4
John E. Carroll, Jr.(7)	734,800	9.9	237,265	497,535	4.0	111,218	386,317	3.1
James D. Cirar(8)	358,050	4.8	115,613	242,437	1.9	54,194	188,243	1.5
Mark D. Dalton(6)(9)	—	—	—	—	—	—	—	—
Jay R. Bloom(6)	—	—	—	—	—	—	—	—
S. Mark Ray(10)	—	—	—	—	—	—	—	—
Edward J. Whalen	137,500	1.8	44,398	93,102	*	20,812	72,290	*
Glen T. Karan(11)	37,400	*	12,076	25,324	*	5,661	19,663	*
Kevin P. Bagby(12)	37,400	*	12,076	25,324	*	5,661	19,663	*
S. Carl Soderstrom, Jr.	—	—	—	—	—	—	—	—
Robert N. Tidball	—	—	—	—	—	—	—	—

Other Selling Stockholders
Denise C.R. Santomero(13)	208,617	2.8	35,519	141,255	1.1	16,649	109,679	*
Edward L. Thomas	137,500	1.8	44,398	93,102	*	20,812	72,290	*
Santomero Family Limited Partnership(14)	98,617	1.3	31,843	66,774	*	14,927	51,847	*
Hoffman Investment Company	84,333	1.1	27,231	57,102	*	12,765	44,337	*
The Camillo M. Santomero IV 2001 Trust(15)	57,291	*	18,499	38,792	*	8,671	30,121	*
The Charlotte Young Santomero 2001 Trust(16)	57,291	*	18,499	38,792	*	8,671	30,121	*
Trimaran Advisors, L.L.C.(6)(17)	56,100	*	18,115	37,985	*	8,491	29,494	*
Gregory S. Young	55,000	*	17,759	37,241	*	8,325	28,916	*
Mark L. Saylor	55,000	*	17,759	37,241	*	8,325	28,916	*
USBancorp Trust and Financial Services Company FBO Frank C. Bernatt IRA	41,250	*	13,320	27,930	*	6,244	21,686	*
Trimaran Fund Management, L.L.C.(6)(18)	38,500	*	12,432	26,068	*	5,827	20,241	*
Bruce E. Rueppel, Jr.	33,611	*	10,853	22,758	*	5,087	17,671	*
Kelly L. Bodway	27,500	*	8,880	18,620	*	4,162	14,458	*
W. John Plunkard	27,500	*	8,880	18,620	*	4,162	14,458	*
Mark J. Duray	25,439	*	8,214	17,225	*	3,850	13,375	*
The Mason Norton Santomero 2003 Trust(19)	24,445	*	7,893	16,552	*	3,700	12,852	*
Jon Schneider	13,750	*	4,440	9,310	*	2,081	7,229	*
Maximo J. Blandon	11,000	*	3,552	7,448	*	1,665	5,783	*
Kenneth Bridges	8,250	*	2,664	5,586	*	1,249	4,337	*

All executive officers and directors as a group (eleven persons)	2,535,791	34.1	786,956	1,716,992	13.7	368,887	1,333,178	10.6

*	Represents beneficial ownership of less than 1%.

(1)	Does not include any shares that would be sold by the selling stockholders if the underwriters exercise their over-allotment option.

(2)	Caravelle Investment Fund, L.L.C. is an investment fund managed by Jay R. Bloom, one of our directors, and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C. but disclaims beneficial ownership of such shares. The managing member and investment advisor of Caravelle Investment Fund, L.L.C. is an affiliate of Trimaran Investments II, L.L.C. CIBC World Markets Corp., an

Principal and selling stockholders

underwriter in this offering, has ownership interests in Caravelle Investment Fund, L.L.C. See “Underwriting—Affiliations.” The address of Caravelle Investment Fund, L.L.C. is 622 Third Avenue, 35th Floor, New York, NY 10017.

(3)	Includes 22,825 shares of our common stock issued to each of John Hancock Life Insurance Company and Hancock Mezzanine Partners L.P. for a total of 45,650 shares upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise prior to the date of this prospectus of their respective 2004 Options, which had been assigned to them by Mr. Ray. John Hancock Life Insurance Company is a wholly owned subsidiary of Manulife Financial Corporation. It is also the investment manager for Hancock Mezzanine Partners L.P. and has investment authority over shares held by Hancock Mezzanine Partners L.P. but disclaims beneficial ownership as to those shares in which it does not have a pecuniary interest. The address of each of Hancock Mezzanine Partners L.P. and John Hancock Life Insurance Company is c/o John Hancock Financial Services, Inc., 200 Clarendon Street, Floor T-57, Boston, MA 02117.

(4)	Includes 129,800 shares of our common stock issued to Mr. Santomero upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of his 2004 Options prior to the date of this prospectus. Also includes 98,617 shares of common stock held by Santomero Family Limited Partnership over which Mr. Santomero shares voting and investment power together with his wife, Denise C.R. Santomero. Does not include 139,026 shares of common stock held in trusts for the benefit of the children of Mr. Santomero or 110,000 shares of common stock held by his wife, Denise C.R. Santomero, as to which Mr. Santomero disclaims beneficial ownership. Mr. Santomero’s address is 78 North State Road, Second Floor, Briarcliff Manor, NY 10510.

(5)	Prior to this offering, reflects 372,541 shares (or 5.0%) of our common stock held by Trimaran Fund II, L.L.C., 24,054 shares (or 0.3%) of our common stock held by Trimaran Capital, L.L.C., 156,851 shares (or 2.1%) of our common stock held by Trimaran Parallel Fund II, L.P., 242,581 shares (or 3.3%) of our common stock held by CIBC Employee Private Equity Fund (Trimaran) Partners and 264,648 shares (or 3.6%) of our common stock held by CIBC Capital Corporation. Trimaran Investments II, L.L.C. has sole power to vote and dispose of the shares held by the foregoing entities. Assuming that the underwriters’ over-allotment option is not exercised, Trimaran Fund II, L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation will sell 120,292 shares, 7,767 shares, 50,647 shares, 78,329 shares and 85,454 shares of our common stock in this offering, respectively, and will beneficially own 252,249 shares (or 2.0%), 16,287 shares (or 0.1%), 106,204 shares (or 0.8%), 164,252 shares (or 1.3%) and 179,194 (or 1.4%) shares of our common stock after this offering, respectively. Assuming the exercise of the over-allotment option in full, Trimaran Fund II L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation will sell 56,386 shares, 3,641 shares, 23,741 shares, 36,717 shares and 40,057 shares of common stock in this offering, respectively, and will beneficially own 195,863 shares (or 1.6%), 12,646 shares (or 0.1%), 82,463 shares (or 0.7%), 127,535 shares (or 1.0%) and 139,137 (or 1.1%) shares of our common stock after this offering, respectively. CIBC Capital Corporation is an affiliate of CIBC World Markets Corp., an underwriter in this offering.

(6)	Messrs. Bloom and Dalton are both associated with Trimaran Investments II, L.L.C. Mr. Bloom is also associated with Trimaran Fund Management, L.L.C. and Trimaran Advisors, L.L.C. Mr. Dalton disclaims any beneficial ownership of the common stock held by Trimaran Investments II, L.L.C. Mr. Bloom is a managing member of Trimaran Investments II, L.L.C., the managing member of Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., and Trimaran Capital, L.L.C. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Trimaran Investments II, L.L.C. Mr. Bloom has investment and voting power with respect to shares owned by Trimaran Investments II, L.L.C. but disclaims beneficial ownership of such shares except with respect to 24,054 of the shares owned by Trimaran Capital, L.L.C. CIBC World Markets Corp., an underwriter in this offering, has ownership interests in Trimaran Investments II, L.L.C. See “Underwriting—Affiliations.” The address of Trimaran Investments II, L.L.C. is c/o Trimaran Capital Partners, 622 Third Avenue, 35th Floor, New York, NY 10017.

(7)	Includes 184,800 shares of our common stock issued upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of Mr. Carroll’s 2004 Options prior to the date of this prospectus.

(8)	Includes 28,050 shares of our common stock issued upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of Mr. Cirar’s 2004 Options prior to the date of this prospectus.

(9)	Does not include 94,600 shares of our common stock issued to Trimaran Advisors, L.L.C. and Trimaran Fund Management, L.L.C. upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of their respective 2004 Options prior to the date of this prospectus, which had been assigned to them by Mr. Dalton. Messrs. Bloom and Dalton are both associated with Trimaran Investments II, L.L.C. The address of each of Messrs. Bloom and Dalton is c/o Trimaran Capital Partners, 622 Third Avenue, 35th Floor, New York, NY 10017.

(10)	Does not include 45,650 shares of our common stock issuable following the merger as a result of the 2004 Options that Mr. Ray assigned to John Hancock Life Insurance Company and Hancock Mezzanine Partners L.P. following the grant of his options. Mr. Ray is a senior managing director of John Hancock Life Insurance Company and, as such, may be deemed to beneficially own all of the shares of common stock held directly or indirectly by John Hancock Life Insurance Company and Hancock Mezzanine Partners L.P. Mr. Ray disclaims beneficial ownership as to those shares. Mr. Ray’s address is c/o John Hancock Financial Services, Inc., 200 Clarendon Street, Floor T-57, Boston, MA 02117.

(11)	Includes 37,400 shares of our common stock issued upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of Mr. Karan’s 2004 Options prior to the date of this prospectus.

(12)	Includes 37,400 shares of our common stock issued upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of Mr. Bagby’s 2004 Options prior to the date of this prospectus.

Principal and selling stockholders

(13)	Includes 98,617 shares of our common stock held by Santomero Family Limited Partnership over which Mrs. Santomero shares voting and investment power together with her husband, Camillo M. Santomero, III. Does not include 139,026 shares of common stock held in trusts for the benefit of the children of Mr. and Mrs. Santomero or 1,132,024 shares of common stock held by Mr. Santomero, as to which Mrs. Santomero disclaims beneficial ownership.

(14)	Santomero Family Limited Partnership is a family limited partnership established by Mr. Santomero and his wife. Each of Mr. Santomero and his wife is a general partner and a limited partner of the limited partnership. The Charlotte Young Santomero 2001 Trust, The Camillo M. Santomero IV 2001 Trust and The Mason Norton Santomero 2003 Trust are also limited partners of the limited partnership.

(15)	The Camillo M. Santomero IV 2001 Trust is a trust established by Mr. Santomero and his wife for the benefit of their son, Camillo M. Santomero, IV. Bruce E. Rueppel, Jr. is the sole trustee of the trust.

(16)	The Charlotte Young Santomero 2001 Trust is a trust established by Mr. Santomero and his wife for the benefit of their daughter, Charlotte Young Santomero. Bruce E. Rueppel, Jr. is the sole trustee of the trust.

(17)	Reflects 56,100 shares of our common stock issued to Trimaran Advisors, L.L.C. upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of its 2004 Options prior to the date of this prospectus, which had been assigned to it by Mr. Dalton.

(18)	Reflects 38,500 shares of our common stock issued to Trimaran Fund Management, L.L.C. upon the exchange in the merger of our former parent company’s Class A voting common stock, which shares of Class A voting common stock were issued upon the exercise of its 2004 Options prior to the date of this prospectus, which had been assigned to it by Mr. Dalton.

(19)	The Mason Norton Santomero 2003 Trust is a trust established by Mr. Santomero and his wife for the benefit of their daughter, Mason Norton Santomero. Bruce E. Rueppel, Jr. is the sole trustee of the trust.

For a discussion of material relationships between us and some of the selling stockholders, see “Management” and “Certain relationships and related party transactions.”

Description of indebtedness

The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

As described in “Use of proceeds,” we intend to use the proceeds of this offering, borrowings under the new revolving credit facility and available cash to repay all our existing indebtedness, consisting of our existing revolving credit facility, the senior notes, the term loan and the industrial revenue bonds.

The terms of our existing revolving credit facility, the senior notes and the term loan require us to maintain specified minimum levels of EBITDA (as defined in the agreements) and certain leverage, fixed charge coverage and interest coverage ratios based on EBITDA. Depending on the period, we were in violation of certain or all of these financial covenants for each of the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively. Our non-compliance with these financial covenants was principally due to (1) charges for excess raw material, labor and other costs under a fixed-price customer contract for box railcars and (2) payments under our settlement with the USWA. As a result, we were required to obtain waivers of these defaults. In December 2004, we obtained waivers of these defaults, as well as prospective waivers for any violations of the financial covenants for the quarter ended December 31, 2004, with respect to our existing revolving credit facility and the senior notes, and through the quarter ended September 30, 2005, with respect to the term loan. If such waivers had not been obtained, our failure to comply with these covenants would have resulted in an event of default, which may have led to the acceleration of any and all amounts due under our existing revolving credit facility, the senior notes and the term loan. In addition, we simultaneously amended the agreements governing our existing revolving credit facility and the senior notes to exclude from the calculation of the minimum EBITDA and EBITDA-based ratios charges of up to $9.2 million in connection with the Johnstown settlement, losses on our customer contract for box railcars in 2004 and any non-cash expenses relating to our stock option plan. We were in compliance with the amended financial covenants as of December 31, 2004. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

We expect the terms of the new revolving credit facility to include financial covenants similar to the EBITDA-based covenants under the existing revolving credit facility except that the covenants will be generally less restrictive than the financial covenants under the existing revolving credit facility.

Assuming that the Transactions were completed on December 31, 2004, including the expiration of the redemption notice periods of 15 and up to 90 days, respectively, under the senior notes and the industrial revenue bonds, we would have had as of such date only $6.3 million of outstanding indebtedness and approximately $5 million outstanding under letters of credit under the new revolving credit facility. In addition, we would have had approximately $36 million of available borrowings under the new revolving credit facility. The actual amounts of borrowings and available borrowings under the new revolving credit facility after the completion of the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect the Transactions.

The following is a summary of the new financing arrangement that will be entered into following the completion of this offering:

NEW REVOLVING CREDIT FACILITY

On March 9, 2005, we entered into a commitment letter with LaSalle Bank National Association, the lender under our existing revolving credit facility, providing for the general terms of our new revolving

Description of indebtedness

credit facility. This summary highlights the principal proposed terms of our new revolving credit facility with LaSalle Bank National Association, as administrative agent, which we expect to enter into concurrently with the closing of this offering. The actual terms of the new revolving credit facility may differ from those set forth below, and, in certain cases, such differences may be significant. The closing of this offering is conditioned on our entering into the new revolving credit facility.

We intend to replace our existing revolving credit facility with the new $50.0 million revolving credit facility. The new revolving credit facility will include a letter of credit subfacility that we anticipate will not be permitted to exceed $30.0 million.

Term.    The new revolving credit facility is expected to have a term of three years.

Interest rate and fees.    Borrowings under the new revolving credit facility initially will bear interest at a rate of approximately LIBOR plus an applicable margin of between 1.75% and 3.00% which is determined based on our leverage ratio. We will have approximately $5.0 million of letters of credit issued under the new revolving credit facility. We will pay a commitment fee of between 0.25% and 0.50% on the unused portion of the new revolving credit facility.

Collateral.    Our assets and the assets of our subsidiaries will serve as collateral for borrowings under the revolving credit facility. Unlike under the terms of the existing revolving credit facility, we will not be required to hold any amounts in a restricted cash account as collateral for borrowings under the new revolving credit facility.

Financial Covenants.    The new revolving credit facility is expected to contain the following financial covenants:

➢	a senior debt to EBITDA ratio of 3.25 to 1.00 until June 30, 2006 and 3.00 to 1.00 thereafter;

➢	a total funded debt to EBITDA ratio of 3.75 to 1.00 until June 30, 2006 and 3.50 to 1.00 thereafter;

➢	a minimum interest coverage ratio of 3.50 to 1.00;

➢	maximum capital expenditures of $10.0 million per year, which may be increased to up to $15.0 million per year depending on any carryforwards of unused capital expenditures in the prior year; and

➢	a requirement that our tangible net worth remain at least 85% of our tangible net worth as of the closing of this offering plus 65% of our net income for each quarter thereafter.

For the periods ending June 30, 2005 and September 30, 2005, the ratios above will be calculated using an adjusted EBITDA that includes $9.2 million in connection with the Johnstown settlement, $8.9 million in connection with losses on a customer contract for box railcars and non-cash expenses of $8.9 million relating to our stock option plan. In addition, we expect that the new revolving credit facility will require as a closing condition that our adjusted EBITDA for the previous twelve months, measured from the end of the most recent fiscal quarter for which financial statements are available, be at least $12.5 million as of the date we enter into the new revolving credit facility.

Negative Covenants.    We anticipate that the new revolving credit facility will also include limitations on, among other things:

➢	our ability to enter new lines of business;

➢	our ability to incur additional debt;

➢	our ability to enter into liens, guarantees and new investments;

Description of indebtedness

➢	our ability to declare and pay dividends;

➢	our ability to make certain payments;

➢	our ability to merge or consolidate with another entity or to sell a substantial portion of our assets;

➢	the ability of our subsidiaries to pay dividends; and

➢	certain transactions with affiliates.

The following is a summary of the indebtedness that we will repay in connection with this offering:

INDUSTRIAL REVENUE BONDS

On December 12, 1995, our subsidiary Freight Car Services, Inc. issued industrial revenue bonds with an aggregate original principal amount of $5.3 million (of which $5.2 million is currently outstanding). The industrial revenue bonds bear interest at a weekly variable rate and mature on December 1, 2010. We may redeem the industrial revenue bonds at any time for the principal amount outstanding and all accrued and unpaid interest. The industrial revenue bonds are secured by a letter of credit issued by the lender under our existing revolving credit facility in favor of Freight Car Services, Inc. and us, which expires on December 15, 2005. Under the terms of the industrial revenue bonds the holders are permitted, on a weekly basis, to require Freight Car Services, Inc. to redeem the industrial revenue bonds and, as a result, the bonds have been reflected as a current liability.

We repaid $0.1 million of the principal amount of the industrial revenue bonds in 2001. As of December 31, 2004, there was $5.2 million outstanding under the industrial revenue bonds. The interest rate, as of December 31, 2004, was 2.15%. In connection with this offering, we intend to repay the industrial revenue bonds in full upon the expiration of the notice period of up to 90 days.

EXISTING REVOLVING CREDIT FACILITY

Our existing revolving credit facility that we have entered into with LaSalle Bank National Association provides for a $20.0 million revolving line of credit including a letter of credit sub-facility that may not exceed $12.0 million.

Borrowings and outstanding letters of credit under the existing revolving credit facility may not, in total, exceed the borrowing base of the existing revolving credit facility, which is equal to the lesser of (1) $20.0 million or (2) an amount equal to a percentage of eligible accounts receivable plus a percentage of eligible finished inventory plus a percentage of eligible semi-finished inventory and the amount of the cash collateral held under the existing revolving credit facility. Interest on borrowings under the existing revolving credit facility is payable monthly either at the “floating rate,” which is defined as the lender’s prime rate plus an applicable margin of between 0.25% and 1.25%, or at the “Eurodollar rate,” which is defined as rate based on LIBOR adjusted for any reserve requirements of the lender plus an applicable margin of between 2.5% and 4.0%. In each case, the applicable margins are determined based on our leverage ratio. We are required to pay a fee of 0.35% to 0.50% per year, depending on the amount of cash advances drawn, on the unused portion of the revolving credit facility. The existing revolving credit facility expires on September 11, 2006.

Our assets, including but not limited to the stock of certain of our subsidiaries, and the assets of certain of our subsidiaries, including but not limited to patents and other intellectual property, serve as collateral for borrowings under the revolving credit facility. In addition, we are required to maintain a restricted cash account of at least $7.5 million that serves as additional collateral for borrowings under the existing

Description of indebtedness

revolving credit facility. Beginning in the second quarter of 2004, the $7.5 million collateral under the existing revolving credit facility may be reduced if we meet specified EBITDA requirements for the previous twelve months. To date, we have not met the specified EBITDA requirements. Our existing revolving credit facility also restricts the ability of certain of our subsidiaries to, among other things, declare or pay any dividends on their common stock for distribution to us, except under certain circumstances.

As of December 31, 2004, there were no borrowings under the existing revolving credit facility, and the amount of our outstanding letters of credit under this facility was $10.6 million. We intend to replace our existing revolving credit facility, upon completion of this offering, with a new $50.0 million revolving credit facility. Assuming that the Transactions were completed on December 31, 2004, we would have had as of such date approximately $5 million of outstanding letters of credit under the new revolving credit facility, $6.3 million in borrowings and approximately $36 million of available borrowings under the new revolving credit facility. The actual amounts of borrowings and available borrowings under the new revolving credit facility after the completion of the Transactions will be affected by the actual amount of available cash that we have prior to the completion of the Transactions that will be used to effect the Transactions.

TERM LOAN

On October 17, 2003, our subsidiary, JAC Operations, Inc., entered into a $9.0 million term loan with General Electric Capital Corporation. The borrowings under the term loan were used to repay $9.0 million principal amount of outstanding senior notes. The borrowings under the term loan bear interest at a rate of LIBOR plus 4.5%. We make interest and principal payments on a monthly basis. The term loan is due on March 31, 2008. We and two of our subsidiaries, JAC Intermedco, Inc. and JAC Patent Company, are guarantors under the term loan and the stock of each our subsidiaries serves as collateral for the borrowings under the term loan. Under the terms of the term loan, we and all of our subsidiaries are required to maintain compliance with certain covenants, which, among other things, limit additional borrowings, acquisitions and the issuance of guarantees.

As of December 31, 2004, there was $5.8 million outstanding under the term loan and the weighted average interest rate for borrowings under the term loan was 6.78% per year. In connection with this offering, we intend to repay the term loan in full.

SENIOR NOTES

In June 1999, we issued $25.0 million aggregate principal amount of 15% senior notes due 2006 to certain of our shareholders. See “Certain relationships and related party transactions—Senior notes.” In September 2003, the terms of the senior notes were amended to, among other things, extend the maturity date of the senior notes to June 30, 2008 and increase the interest rate to 17% per year commencing on July 1, 2006 until maturity. Under the terms of the senior notes, we have the option to pay the interest in the form of additional senior notes, with identical terms, rather than in the form of cash, so long as the cash payment is prohibited under the terms of our credit agreement for our existing revolving credit facility and subordination agreements with our lenders. In October 2003, we made a cash payment of $9.0 million on the senior notes, and we have elected to pay all other interest payments in the form of additional senior notes. Under the purchase agreement governing the senior notes, we were required to redeem, commencing on September 1, 2004, to the extent permitted by the terms of the existing revolving credit facility and term loan and the related subordination agreements, the principal amount of the outstanding senior notes equal to the sum of (1) the aggregate principal amount of additional senior notes issued in lieu of cash interest up to such date or any other date of redemption, and (2) $80 per

Description of indebtedness

$1,000 principal amount of the senior notes outstanding. As of December 31, 2004, the redemption of the senior notes was not permitted under the existing revolving credit facility and term loan and the related subordination agreements.

As of December 31, 2004, there was $46.2 million aggregate principal amount outstanding of senior notes. In connection with this offering, we intend to repay the senior notes in full upon the expiration of the requisite minimum 15-day notice period.

RIGHTS TO ADDITIONAL ACQUISITION CONSIDERATION

Pursuant to the terms of the share purchase agreement relating to the acquisition of our business in 1999 from TTII, we are required to pay additional sale consideration to TTII upon the occurrence of certain events, including, among others, an initial public offering of our common stock. The amount payable upon a triggering event as additional acquisition consideration is $20.0 million in cash plus an accreted value that compounds at a rate of 10% annually. As of December 31, 2004, the total accrued amount payable as additional acquisition consideration upon a triggering event was $34.1 million, and the total recorded value of the liability represented by the rights to additional acquisition consideration was $28.6 million. See “Management’s discussion and analysis of financial condition and results of operations—Rights to additional acquisition consideration.”

This offering will trigger our obligation to pay the additional acquisition consideration, and we plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to make this payment. Trimaran, affiliates of GoldenTree Asset Management, LP and Mr. Santomero will receive 77.1%, 12.9% and 10.0%, respectively, of the additional acquisition consideration. Trimaran and Mr. Santomero are shareholders of our company. See “Certain relationships and related party transactions—Rights to additional acquisition consideration” for more information.

Description of capital stock

The following description of the material terms of our capital stock is only a summary. You should refer to our certificate of incorporation and by-laws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

CAPITAL STOCK PRIOR TO MERGER

Common stock

Prior to the merger on April 1, 2005, our former parent company was authorized to issue 100,000 shares of Class A voting common stock, par value $0.01 per share, 100,000 shares of Class B non-voting common stock, par value $0.01 per share, 100,000 shares of Class A voting preferred stock, par value $500 per share, and 100,000 shares of Class B non-voting preferred stock, par value $500 per share.

Immediately prior to the merger, there were 12,174 shares of our former parent company’s Class A voting common stock outstanding held by 22 holders of record and 1,340 shares of our former parent company’s Class B non-voting common stock outstanding held by 14 holders of record. The number of shares of our former parent company’s Class A voting common stock outstanding immediately prior to the merger included the 1,014 shares of Class A voting common stock that were issued prior to the date of this prospectus upon full exercise of the 2004 Options.

Preferred stock

Prior to the merger on April 1, 2005, our former parent company had two series of outstanding preferred stock, Series A voting preferred stock and Series B non-voting preferred stock. Immediately prior to the merger, there were 9,674 shares of our former parent company’s Series A voting preferred stock outstanding held by 17 holders of record and 3,840 shares of our former parent company’s Series B non-voting preferred stock outstanding held by 21 holders of record. The number of shares of our former parent company’s Series A voting preferred stock outstanding immediately prior to the merger included the 1,014 shares of Series A voting preferred stock that were issued prior to the date of this prospectus upon full exercise of the 2004 Options. Holders of our former parent company’s preferred stock were entitled to an annual cumulative dividend at the rate of 17% per share. As of December 31, 2004, there were $5.9 million of accumulated but unpaid dividends on the preferred stock, which we will pay upon the completion of this offering when we redeem our Series A voting preferred stock and Series B non-voting preferred stock that was issued in the merger in exchange for the preferred stock of our former parent company.

Holders of Series A voting preferred stock and Series B non-voting preferred stock controlled a majority of the votes of our former parent company’s board of directors and had the ability to direct our former parent company to, among other things, repurchase its outstanding securities. Therefore, our former parent company’s Series A voting preferred stock and Series B non-voting preferred stock was considered to have been redeemable at the option of the holders thereof.

Series A voting preferred stock

In June 1999, our former parent company originally issued an aggregate of 9,000 shares of Series A voting preferred stock, of which 340 shares were converted to Series B non-voting preferred stock in January 2000. Each share of our former parent company’s Series A voting preferred stock had a liquidation preference of $500 per share plus accumulated and unpaid dividends. As of December 31, 2004, there were 8,660 shares of our former parent company’s Series A voting preferred stock outstanding and $4.2 million of accumulated but unpaid dividends on our former parent company’s Series A voting preferred stock. Prior

Description of capital stock

to the merger, all 1,014 shares of our former parent company’s Series A voting preferred stock were issued upon full exercise of the 2004 Options.

Series B non-voting preferred stock

In June 1999, our former parent company originally issued an aggregate of 3,500 shares of Series B non-voting preferred stock, which was increased to 3,840 shares when 340 shares of our former parent company’s Series A voting preferred stock were converted to the same number of shares of our former parent company’s Series B non-voting preferred stock in January 2000. Each share of our former parent company’s Series B non-voting preferred stock had a liquidation preference of $500 per share plus accumulated and unpaid dividends. As of December 31, 2004, there were 3,840 shares of our former parent company’s Series B non-voting preferred stock outstanding and $1.8 million of accumulated but unpaid dividends on our former parent company’s Series B non-voting preferred stock.

CAPITAL STOCK FOLLOWING MERGER

On April 1, 2005, our former parent company, also named FreightCar America, Inc., merged with and into our company, FCA Acquisition Corp., with our company being the surviving corporation. In connection with the merger, we changed our name to FreightCar America, Inc. We are currently authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, and 2,500,000 shares of preferred stock, par value $0.01 per share, the terms of which are described below. As a result of the merger, all of the holders of our former parent company’s issued and outstanding shares of Class A voting common stock and Class B non-voting common stock received, in exchange for their shares, such number of shares of our common stock equal to the aggregate number of their shares of our former parent company’s Class A voting common stock and Class B non-voting common stock multiplied by 550. The holders of our former parent company’s issued and outstanding shares of Series A voting preferred stock and Series B non-voting preferred stock received, in exchange for their shares and on a one-for-one basis, shares of our Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except we changed the par value of the Series A voting preferred stock and the Series B non-voting preferred stock from $500 per share to $0.01 per share and we changed the liquidation preference of the Series A voting preferred stock and the Series B non-voting preferred stock to include the value of the accrued liquidation preference of our former parent company’s shares of preferred stock). We plan to use the proceeds from this offering, borrowings under the new revolving credit facility and available cash to redeem all of our Series A voting preferred stock and Series B non-voting preferred stock. Upon the completion of this offering, we will have 12,532,700 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common stock

As of the date of this prospectus, there were 7,432,700 shares of our common stock outstanding held by 33 holders of record. The holders of our common stock will vote together with any holders of voting preferred stock as a class on all matters submitted to a vote of stockholders, with each share having one vote, except for those matters exclusively affecting the redeemable preferred stock. Holders of our common stock will have voting rights in the election of directors. Our common stock will have no preemptive rights or other rights to subscribe for additional common stock, and no rights of redemption, conversion or exchange. In the event of liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. Holders of our common stock will be entitled to receive dividends as may be lawfully declared from time to time by our board of directors. See “Dividend policy.”

We expect to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “RAIL.”

Description of capital stock

Preferred stock

Upon completion of this offering, our board of directors, subject to limitations prescribed by law, will be permitted to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

➢	the designation of the series;

➢	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

➢	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

➢	the dates at which dividends, if any, will be payable;

➢	the redemption rights and price or prices, if any, for shares of the series;

➢	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

➢	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

➢	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

➢	restrictions on the issuance of shares of the same series or of any other class or series; and

➢	the voting rights, if any, of the holders of the series.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock, and our board of directors has no present intention to issue any shares of preferred stock.

We presently have two series of outstanding preferred stock, the Series A voting preferred stock and the Series B non-voting preferred stock. As of the date of this prospectus, there are 9,674 shares of our Series A voting preferred stock outstanding held by 17 holders of record and 3,840 shares of our Series B non-voting preferred stock outstanding held by 21 holders of record. The number of shares of our Series A voting preferred stock outstanding as of the date of this prospectus includes the 1,014 shares of Series A voting preferred stock that were issued prior to the date of this prospectus upon full exercise of the 2004 Options. Holders of our preferred stock are entitled to an annual cumulative dividend at the rate of 17% per share. As of December 31, 2004, there were $5.9 million of accumulated but unpaid dividends on our former parent company’s preferred stock, which we will pay upon the completion of this offering when we redeem our Series A voting preferred stock and Series B non-voting preferred stock that was issued in the merger in exchange for the preferred stock of our former parent company.

All of the shares of the Series A voting preferred stock and Series B non-voting preferred stock will be redeemed with the proceeds of this offering, and we will retire all authorized shares of Series A voting preferred stock and Series B non-voting preferred stock.

Description of capital stock

REGISTRATION RIGHTS

In June 1999, we and certain holders of our Class A voting common stock, Class B non-voting common stock, Series A voting preferred stock and Series B non-voting preferred stock entered into a shareholders’ agreement pursuant to which we granted to the holders certain registration rights. When this offering is completed, all of our outstanding shares of Series A voting preferred stock and Series B non-voting preferred stock will be redeemed. We intend to enter into a new registration rights agreement, effective upon completion of this offering, with Hancock, JHLICO, Caravelle, Trimaran, Mr. Santomero and all of the other existing holders of our common stock as of immediately prior to the completion of this offering. The stockholders party to the new registration rights agreement will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act at any time. The stockholders will collectively have an aggregate of three demand registration rights following an exercisability event. In addition, if we propose to register any of our capital stock under the Securities Act, our stockholders will be entitled to customary “piggyback” registration rights. The registration rights granted under the new registration rights agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. We may be required to register up to 7,432,700 shares of common stock under the registration rights.

For more information, see “Certain relationships and related party transactions—Registration rights agreement” and the form of the registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers’ and directors’ fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care.

Delaware law also enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation and by-laws will provide that we must indemnify our directors and officers to the fullest extent authorized by Delaware law. We will also be expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that the limitation of liability provisions in our certificate of incorporation and insurance are useful to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in the person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS AND CERTAIN PROVISIONS OF DELAWARE LAW

Our certificate of incorporation and by-laws will contain provisions that may have anti-takeover effects. Provisions of Delaware law may have similar effects.

Description of capital stock

Classified board

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in the by-laws. Our certificate of incorporation and by-laws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than five or more than 15 directors. Upon completion of this offering our board of directors will have seven members.

Removal of directors; Vacancies

Under Delaware law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and by-laws will provide that directors may be removed only for cause upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Our certificate of incorporation and by-laws will provide that any vacancy created by removal of a director shall be filled by a majority of the remaining members of the board of directors even though such majority may be less than a quorum.

No cumulative voting

Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not expressly provide for cumulative voting.

No stockholder action by written consent; Calling of special meetings of stockholders

Our certificate of incorporation will prohibit stockholder action by written consent. It also will provide that special meetings of our stockholders may be called only by the board of directors or the chairman of the board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our by-laws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Amendment provisions

Our certificate of incorporation will grant our board of directors the authority to amend and repeal our by-laws without a meeting of stockholders in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware anti-takeover statute

We are a Delaware corporation and are subject to section 203 of the Delaware General Corporation Law. In general, section 203 prevents an “interested stockholder” (defined generally as a person owning

Description of capital stock

15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other “business combination” (as defined in section 203) with us for three years following the time that person becomes an interested stockholder unless:

➢	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

➢	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

➢	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which would apply so long as our common stock is listed on the Nasdaq National Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

LISTING

We expect to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “RAIL.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is National City Bank.

Shares eligible for future sale

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering, we will have outstanding 12,532,700 shares of common stock. Of these shares, the 7,500,000 shares sold in this offering, or 8,625,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining 5,032,700 shares of common stock outstanding upon completion of this offering, or 3,907,700 shares if the underwriters’ over-allotment option is exercised in full, will be “restricted securities” as defined in Rule 144.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k) and assuming that the underwriters do not exercise their over-allotment option, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
0	After the date of this prospectus.
5,032,700	After 180 days from the date of this prospectus.

All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described below.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

➢	1% of then-outstanding shares of our common stock, which is approximately 125,327 shares of our common stock immediately after the completion of this offering; or

➢	the average weekly reported trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale, subject to certain restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Shares eligible for future sale

RULE 144(K)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

LOCK-UP AGREEMENTS

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock (other than shares they may sell in this offering) or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC until 180 days after the date of this prospectus. UBS Securities LLC may, in its sole discretion at any time without notice, release all or any portion of the shares of our common stock subject to these lock-up agreements.

Material U.S. income tax considerations for non-U.S. holders

The following summary describes material United States federal income tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date of this prospectus. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding the common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we also refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

➢	a citizen or resident of the United States,

➢	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

➢	an estate the income of which is subject to United States federal income taxation regardless of its source, or

➢	a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” does not include non-resident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual (who, under current law, is subject to a 30% tax imposed on the gain derived from the sale or exchange of common stock) is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Material U.S. income tax considerations for non-U.S. holders

Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as other U.S. federal, state, and local income and estate tax consequences, and non-U.S. tax consequences, to them of acquiring, owning, and disposing of our common stock.

DIVIDENDS

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

This United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

➢	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder, or

➢	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Material U.S. income tax considerations for non-U.S. holders

Gain recognized on the sale or other disposition of common stock and effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We believe that we currently are not a USRPHC. In addition, based on these financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the five-year testing period identified in the second bullet point immediately above. We expect that our common stock will be quoted on the Nasdaq National Market and may be regularly traded on an established securities market in the United States so long as it is so quoted.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of common stock by a Non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells or otherwise disposes of shares of common stock through the U.S. office of a United States or foreign broker, the broker will be required to report the amount of proceeds paid to such holder to the IRS and to apply the backup withholding tax (currently at a rate of 28%) to the amount of such proceeds unless appropriate certification (usually on an IRS Form W-8BEN) is provided to the broker of the holder’s status as either an exempt recipient or a non-U.S. person, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person. Information reporting also applies if a Non-U.S. Holder sells or otherwise disposes of its shares of common stock through the foreign office of a broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States and the foreign broker does not have certain documentary evidence in its files of the Non-U.S. Holder’s foreign status.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. The selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. UBS Securities LLC is the representative of the underwriters and the sole book-runner of this offering. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock from us listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Jefferies & Company, Inc.
CIBC World Markets Corp.
LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc.

Total	7,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to an aggregate of 1,125,000 additional shares of our common stock held by them. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares from the selling stockholders on a pro rata basis in approximately the same proportion to the amounts specified in the table above. We have agreed to pay the underwriting discounts and commissions in connection with the sale by the selling stockholders of our common stock upon the exercise by the underwriters of the over-allotment option.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees or who are otherwise

Underwriting

associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the directed share program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. We have been advised by UBS Securities LLC that any participants in the directed share program who purchase more than $100,000 of our common stock will be required to sign a lock-up agreement, the form of which will be the same as that of the lock-up agreements to be entered into by all of our directors, officers and current stockholders. See “Shares eligible for future sale—Lock-up agreements” for a description of the material terms of these agreements.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $              per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,125,000 shares from the selling stockholders.

	Payable by Us		Payable by the Selling Stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $4.8 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the

Underwriting

last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

INDEMNIFICATION

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

LISTING

We expect to apply to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “RAIL.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Underwriting

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation by us and the representative of the underwriters. The principal factors considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representative;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

CIBC World Markets Corp. is a member of the National Association of Securities Dealers, Inc., or the NASD. CIBC World Markets Corp. and its affiliates may receive more than 10% of the net proceeds of this offering, not including underwriting discounts and commissions. Accordingly, this offering is being conducted in accordance with the applicable requirements of Conduct Rule 2710(h) of the NASD. Conduct Rule 2710(h) requires that the offering price for our common stock in this offering must be no higher than the price recommended by a qualified independent underwriter, which has participated in the preparation of the registration statement and which has performed its usual standard of due diligence in respect of this offering. UBS Securities LLC has agreed to act as qualified independent underwriter in respect of this offering. The public offering price of our common stock will be no higher than that recommended by UBS Securities LLC. UBS Securities LLC will not receive any additional compensation for acting in this capacity in connection with this offering.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and certain selling stockholders for which they will be entitled to receive separate fees.

Affiliates of CIBC World Markets Corp. have ownership interests in Caravelle Investment Fund, L.L.C., one of our shareholders and selling stockholders in this offering and a holder of our Series A voting preferred stock and Series B non-voting preferred stock, which will be redeemed with the proceeds of this offering. CIBC Capital Corporation, an affiliate of CIBC World Markets Corp., owns 3.57% of our common stock through Trimaran Investments II, L.L.C. and Trimaran Fund II L.L.C., in which CIBC World Markets Corp. has an ownership interest, owns 5.02% of our common stock through Trimaran Fund II L.L.C. CIBC Capital Corporation and Trimaran Fund II L.L.C. will sell shares of our common stock in this offering through Trimaran Investments II, L.L.C. In addition, CIBC Capital Corporation

Underwriting

and Trimaran Fund II L.L.C. have interests in a portion of the payment, to be received by Trimaran Investments II, L.L.C., of the rights to additional consideration and an interest in the Series B non-voting preferred stock held by Trimaran Investments II, L.L.C. which is to be redeemed with the proceeds of this offering. As a result, CIBC World Markets Corp. will receive a portion of the proceeds of this offering in connection with the redemption of the Series A voting preferred stock and the Series B non-voting preferred stock, the payment of the additional acquisition consideration and the sale of common stock by selling stockholders.

An affiliate of LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc., is the lender under our existing revolving credit facility and will be the administrative agent and a lender under our new revolving credit facility.

Legal matters

An opinion regarding the legality of the shares of common stock being offered in this offering is being provided by Winston & Strawn LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

Experts

The financial statements included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report includes an explanatory paragraph regarding a restatement of the 2004 and 2003 balance sheets, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments to the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document that we make reference to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, we will file periodic and current reports, proxy statements and other information with the SEC.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You can also find our SEC filings at the SEC’s website at www.sec.gov.

We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

FreightCar America, Inc.:

We have audited the accompanying consolidated balance sheets of FreightCar America, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in Item 16. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the accompanying balance sheets have been restated to reclassify certain borrowings from long-term to current liabilities.

/s/    DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania

February 22, 2005 (March 8, 2005 as to the effects of the restatement described in Note 2 and April 1, 2005 as to Note 17)

FreightCar America, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands except for share and per share data)

	December 31,
	2003	2004
	(As Restated– See Note 2)
Assets
Current assets
Cash and cash equivalents	$20,008	$11,213
Restricted cash	—	1,200
Accounts receivable, net of allowance for doubtful accounts of $113 in 2003 and $116 in 2004	1,074	4,136
Inventories	28,570	73,218
Prepaid expenses and other current assets	598	983
Income taxes receivable	815	—
Deferred income taxes	8,029	10,519

Total current assets	59,094	101,269
Property, plant and equipment, net	29,043	24,199
Restricted cash	11,698	11,755
Deferred financing costs, net	1,375	915
Deferred offering costs	—	2,013
Intangible assets, net	7,443	13,637
Goodwill	21,521	21,521
Deferred income taxes	9,878	15,834

Total assets	$140,052	$191,143

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$24,660	$69,631
Current portion of long-term debt	2,000	2,000
Accrued payroll and employee benefits	9,440	9,904
Accrued warranty	5,324	5,964
Other current liabilities	6,916	5,274
Industrial revenue bonds	5,200	5,200

Total current liabilities	53,540	97,973

Long-term debt, less current portion	44,578	48,858
Deferred revenue	5,216	4,883
Accrued pension costs, less current portion	7,039	16,767
Accrued postretirement benefits	15,404	18,988
Rights to additional acquisition consideration, including accumulated accretion of $14,691 and $20,408, respectively	22,865	28,581

Total liabilities	148,642	216,050
Commitments and contingencies
Redeemable preferred stock, $500 par value
Series A voting, 100,000 shares authorized, 8,660 shares issued and outstanding (liquidation preference of $7,836 and $8,486, respectively)	7,836	8,486
Series B non-voting, 100,000 shares authorized, 3,840 shares issued and outstanding (liquidation preference of $3,284 and $3,696, respectively)	3,284	3,696

Total redeemable preferred stock	11,120	12,182

Stockholders’ deficit
Common stock, $.01 par value
Class A voting, 100,000 shares authorized, 6,138,000 shares issued and outstanding (Note 17)	—	—
Class B non-voting, 100,000 shares authorized, 737,000 shares issued and outstanding (Note 17)	—	—
Additional paid in capital	—	8,900
Accumulated other comprehensive loss	(4,698)	(5,055)
Accumulated deficit	(15,012)	(40,934)

Total stockholders’ deficit	(19,710)	(37,089)

Total liabilities and stockholders’ deficit	$140,052	$191,143

See notes to the consolidated financial statements.

FreightCar America, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2002	2003	2004
Sales	$225,497	$244,349	$482,180
Cost of sales	212,589	225,216	468,309

Gross profit	12,908	19,133	13,871
Selling, general and administrative expense	12,778	14,318	14,601
Compensation expense under stock option agreements (selling, general and administrative expense)	—	—	8,900
Provision for settlement of labor disputes	—	—	9,159

Operating income (loss)	130	4,815	(18,789)
Interest income	(162)	(128)	(282)
Related-party interest expense	6,517	6,764	7,029
Third-party interest expense	1,595	1,367	1,111
Interest expense on rights to additional acquisition consideration	3,659	4,573	5,716
Write-off of deferred financing costs	—	348	—
Amortization of deferred financing costs	702	629	459

Loss before income taxes	(12,181)	(8,738)	(32,822)
Income tax benefit	(3,554)	(1,318)	(7,962)

Net loss	(8,627)	(7,420)	(24,860)
Redeemable preferred stock dividends accumulated, but undeclared	1,062	1,063	1,062

Net loss attributable to common shareholders	$(9,689)	$(8,483)	$(25,922)

Weighted average common shares outstanding—basic and diluted	6,875,000	6,875,000	6,888,750

Net loss per common share attributable to common shareholders—basic and diluted	$(1.41)	$(1.23)	$(3.76)

See notes to the consolidated financial statements.

FreightCar America, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except for share data)

	Common Stock				Accumulated Other Comprehensive Loss	Additional Paid-In- Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, January 1, 2002	6,138,000	$—	737,000	$—	$—	$—	$3,160	$3,160
Net loss	—	—	—	—	—	—	(8,627)	(8,627)
Additional minimum pension liability, net of tax effect of $1,759	—	—	—	—	(3,013)	—	—	(3,013)

Comprehensive loss	—	—	—	—	—	—	—	(11,640)

Redeemable preferred stock dividends accumulated, but undeclared	—	—	—	—	—	—	(1,062)	(1,062)

Balance, December 31, 2002	6,138,000	—	737,000	—	(3,013)	—	(6,529)	(9,542)
Net loss	—	—	—	—	—	—	(7,420)	(7,420)
Additional minimum pension liability, net of tax effect of $985	—	—	—	—	(1,685)	—	—	(1,685)

Comprehensive loss	—	—	—	—	—	—	—	(9,105)

Redeemable preferred stock dividends accumulated, but undeclared	—	—	—	—	—	—	(1,063)	(1,063)

Balance, December 31, 2003	6,138,000	—	737,000	—	(4,698)	—	(15,012)	(19,710)
Net loss	—	—	—	—	—	—	(24,860)	(24,860)
Additional minimum pension liability, net of tax effect of $484	—	—	—	—	(357)	—	—	(357)

Comprehensive loss	—	—	—	—	—	—	—	(25,217)

Issuance of stock options	—	—	—	—	—	8,900	—	8,900
Redeemable preferred stock dividends accumulated, but undeclared	—	—	—	—	—	—	(1,062)	(1,062)

Balance, December 31, 2004	6,138,000	$—	737,000	$—	$(5,055)	$8,900	$(40,934)	$(37,089)

See notes to the consolidated financial statements.

FreightCar America, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2003	2004
Cash flows from operating activities
Net loss	$(8,627)	$(7,420)	$(24,860)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities
Depreciation	6,764	6,780	6,760
Loss on disposal of equipment	—	138	299
Amortization of intangible assets	853	591	590
Amortization of deferred financing costs	702	629	460
Write-off of deferred financing costs	—	348	—
Accretion of Senior Notes	714	655	715
Accretion of deferred revenue	379	387	380
PIK Notes issued for interest	5,803	6,483	6,315
Interest expense on rights to additional acquisition consideration	3,659	4,573	5,716
Deferred income taxes	1,356	(657)	(7,962)
Provision for settlement of labor disputes	—	—	9,159
Compensation expense under stock option agreements	—	—	8,900
Changes in operating assets and liabilities
Restricted cash	(55)	(7,582)	(1,257)
Accounts receivable	(508)	1,109	(3,062)
Inventories	(170)	(1,124)	(44,648)
Prepaid expenses and other current assets	(507)	(14)	(385)
Income taxes receivable	(6,020)	4,254	815
Accounts payable	3,036	1,542	44,971
Accrued payroll and employee benefits	(2,461)	3,183	464
Accrued warranty	(3,052)	(3,474)	640
Other current liabilities	(1,053)	3,289	(1,642)
Deferred revenue	1,085	(176)	(713)
Accrued pension costs and accrued postretirement benefits	1,864	(2,720)	(3,472)

Net cash flows provided by (used in) operating activities	3,762	10,794	(1,817)

Cash flows from investing activities
Capital expenditures	(553)	(369)	(2,215)

Net cash flows used in investing activities	(553)	(369)	(2,215)

Cash flows from financing activities
Payments on long-term debt	(8,517)	(17,784)	(2,750)
Deferred financing costs and deferred offering costs	—	(1,358)	(2,013)
Borrowings	—	9,000	—

Net cash flows used in financing activities	(8,517)	(10,142)	(4,763)

Net increase (decrease) in cash and cash equivalents	(5,308)	283	(8,795)
Cash and cash equivalents
Beginning of year	25,033	19,725	20,008

End of year	$19,725	$20,008	$11,213

Supplemental cash flow information
Cash paid for interest	$1,226	$1,401	$1,120

Income tax refunds received	$656	$4,908	$839

See notes to the consolidated financial statements.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

1.    Description of the Business

FreightCar America, Inc. (“America”), through its direct and indirect wholly owned subsidiaries, JAC Intermedco, Inc. (“Intermedco”), JAC Operations, Inc. (“Operations”), Johnstown America Corporation (“JAC”), Freight Car Services, Inc. (“FCS”), JAIX Leasing Company (“JAIX”) and JAC Patent Company (“JAC Patent”) (herein collectively referred to as the “Company”) manufactures, rebuilds, repairs, sells and leases freight cars used for hauling coal, other bulk commodities, steel and other metals, forest products and automobiles. The Company has manufacturing facilities in Danville, Illinois, Roanoke, Virginia and Johnstown, Pennsylvania. The Company’s operations comprise one operating segment. The Company and its direct and indirect wholly owned subsidiaries are all Delaware corporations.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of America, Intermedco, Operations, JAC, FCS, JAIX and JAC Patent. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of used railcars received in sale transactions, useful lives of long-lived assets, warranty and workers’ compensation accruals, pension and postretirement benefit assumptions, stock compensation and the valuation reserve on the net deferred tax asset. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all unrestricted short-term investments with original maturities of three months or less when acquired to be cash equivalents.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market and include material, labor and manufacturing overhead. Used railcars are stated at the estimated fair market value at date of receipt less a normal profit margin. Decreases in the fair market value of used railcars subsequent to the date of receipt are recognized when the estimated fair market value decreases below the recorded value. Used railcars are reflected net of such market valuation reserves of $754 and $618 at December 31, 2003 and 2004, respectively, to reduce the original carrying amounts to their estimated net realizable value. The Company’s inventory consists of raw materials, work in progress and finished goods for individual customer contracts. Therefore, management has determined that no reserve, including reserves for obsolete inventory, is necessary for raw materials, work in progress or finished new railcar inventory at December 31, 2003 and 2004.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Description of Assets	Life
Buildings and improvements	10-40 years
Machinery and equipment	3-12 years

Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized. The cost and accumulated depreciation of items sold or retired are removed from the property accounts and any gain or loss is recorded in the consolidated statement of operations upon disposal or retirement.

Long-Lived Assets

The Company evaluates long-lived assets under the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. For assets to be held or used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges. There were no impairment charges recorded for long-lived assets during 2002, 2003 or 2004.

In November 2002, the Company temporarily discontinued production at the Shell Plant in Johnstown, Pennsylvania (the “Shell Plant”). The shutdown was principally due to having capacity in excess of current market demand. The Shell Plant, including associated equipment, has a net book value of $1,690 at December 31, 2004. The reopening of the Shell Plant as a manufacturing operation is dependent on, among other things, an increased demand for railcars. The Company recorded a charge of $299 in 2004 relating to the carrying value of certain equipment written off and determined that no other asset impairment charge is necessary. The Company plans to use the Shell Plant for storage and move the Company’s parts business to the Shell Plant when the lease for the current parts facility expires in 2007.

Deferred Offering Costs

The Company has deferred costs associated with a proposed initial public offering of its common stock which are specific incremental costs directly attributable to the offering. Deferred offering costs incurred prior to the offering will be applied against the proceeds from the offering when the offering is consummated. In the event the offering is not successful, such costs will be expensed.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

Research and Development

Costs associated with research and development are expensed as incurred and totaled approximately $757, $207 and $329 for the years ended December 31, 2002, 2003 and 2004, respectively. Such costs are reflected within selling, general and administrative expenses on the consolidated statements of operations.

Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets which became effective for the Company on January 1, 2002. This standard requires that goodwill and intangible assets with indefinite useful lives should not be amortized but tested for impairment at least annually by comparing the fair value of the asset to its related carrying value. In accordance with the implementation of SFAS No. 142, the Company assessed the useful lives of its intangible assets during the year ended December 31, 2002 and concluded that it holds no indefinite-lived intangibles that have a carrying value.

Management performed the goodwill impairment test required by SFAS No. 142 as of January 1 of each year. The valuation used a combination of methods to determine the fair value of the Company (which consists of one reporting unit) including prices of comparable businesses, a present value technique and recent transactions involving businesses similar to the Company. There was no transition adjustment required as a result of the implementation of SFAS No. 142. No such impairment existed at December 31, 2003 and 2004 based on the Company’s evaluation.

Intangible assets consist of the following:

	December 31,
	2003	2004
Patents	$13,097	$13,097
Accumulated amortization	(5,654)	(6,244)

Patents, net of accumulated amortization	7,443	6,853
Pension intangible asset – see Note 8	—	6,784

Total intangible assets	$7,443	$13,637

Patents are being amortized over their remaining legal life from the date of acquisition on a straight-line method. The weighted average remaining life of the Company’s patents is 12 years. For the years ended December 31, 2002, 2003 and 2004, the Company recognized $853, $591 and $590, respectively, of amortization expense related to patents which is included in cost of sales. The Company estimates amortization expense for each of the five years in the period ending December 31, 2009 will be approximately $590.

Income Taxes

For Federal income tax purposes, the Company files a consolidated federal tax return. JAC files separately in Pennsylvania. The Company files a combined return in Illinois. The Company’s operations are not significant in any states other than Illinois and Pennsylvania. In conformity with SFAS No. 109,

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

Accounting for Income Taxes, the Company provides for deferred income taxes on differences between the book and tax bases of its assets and liabilities and for items that are reported for financial statement purposes in periods different from those for income tax reporting purposes. Management evaluates deferred tax assets and provides a valuation allowance when it believes that it is more likely than not that some portion of these assets will not be realized.

Rights to Additional Acquisition Consideration

At the date of the acquisition of the Company’s business in 1999 from Transportation Technologies Industries, Inc. (“TTII”), the Company recorded an obligation of $8,173, representing the present value of the Rights to Additional Acquisition Consideration, using a discount rate of 25% and an expected redemption period of seven years. Interest expense, representing the accretion of the discount and a 10% return on the stated amount of the rights, is calculated on the compounded carrying value of the obligation. See Note 6.

Product Warranties

The Company establishes a warranty reserve for new railcar sales at the time of sale, estimates the amount of the warranty accrual for new railcars sold based on the history of warranty claims for the type of railcar and adjusts the reserve for significant known claims in excess of established reserves.

Warranty terms are based on the negotiated railcar sales contracts and typically are for periods of one to five years. Historically, the majority of warranty claims occur in the first three years of the warranty period. The changes in the warranty reserve for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Year ended December 31,
	2002	2003	2004
Balance at the beginning of the period	$11,850	$8,798	$5,324
Warranties issued during the period	2,305	572	2,812
Reductions for payments, cost of repairs and other	(4,067)	(3,029)	(1,856)
Changes in the warranty reserve for preexisting warranties	(1,290)	(1,017)	(316)

Balance at the end of the period	$8,798	$5,324	$5,964

Revenue Recognition

Revenues on new and rebuilt railcars are recognized when individual cars are completed, the railcars are accepted by the customer following inspection, the risk for any damage or other loss with respect to the railcars passes to the customer and title to the railcars transfers to the customer. There are no returns or allowances recorded against sales. Pursuant to Accounting Principles Board (“APB”) Opinion No. 29, Accounting for Non-Monetary Transactions, and Emerging Issues Task Force (“EITF”) Issue No. 01-2, Interpretations of APB No. 29, revenue is recognized for the entire transaction on transactions involving used railcar trades when the cash consideration is in excess of 25% of the total transaction value and on a pro-rata portion of the total transaction value when the cash consideration is less than 25% of the total transaction value. Used railcars received are valued at their estimated fair market value at the date of receipt less a normal profit margin. Revenue from leasing is recognized ratably during the lease term.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The Company’s sales to customers outside the United States were not material for any period presented.

The Company accrues for loss contracts when it has a contractual commitment to manufacture railcars at an estimated cost in excess of the contractual selling price.

The Company records amounts billed to customers for shipping and handling as part of sales in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, and records related costs in cost of sales.

Financial Instruments

Management estimates that all financial instruments (including cash, restricted cash and long-term debt), except the Senior Notes and the PIK Notes (see Note 5) and the rights to additional acquisition consideration (see Note 6), have fair values that approximate their carrying values as of December 31, 2003 and 2004, due to the existence of short-term variable interest rates on those instruments. The fair value of the Senior Notes was estimated to be $30,928 and $30,043 at December 31, 2003 and 2004, respectively. The fair value of the PIK Notes was $18,389 and $25,451 at December 31, 2003 and 2004, respectively. The fair value of the Senior Notes and PIK Notes were calculated based on the present value of expected future cash flows using an estimated market discount rate of 11% at December 31, 2003 and 2004. The fair value of the rights to additional acquisition consideration was $23,365 and $28,671 at December 31, 2003 and 2004, respectively. The fair values were calculated based on the present value of expected future cash flows using an estimated market discount rate of 21% at December 31, 2003 and 2004.

Restricted Cash and Deferred Revenue

The Company has deferred a portion of revenue related to a 2000 railcar sale contract. The accreted value of the deferred revenue on the 2000 contract was $4,308 and $4,688 as of December 31, 2003 and 2004, respectively. The sales agreement required an initial deposit of $3,800 of the contract proceeds be placed in escrow for the Company’s participation in a residual support guaranty agreement with the buyer relating to the Company’s assistance in the buyer’s subsequent lease to other parties of the railcars purchased. The lessee may terminate the lease agreement on October 30, 2005, October 30, 2010 and October 30, 2015. Upon the termination of the lease, the Company may remarket the railcars. To the extent that the remarketed value is less than a defined price, the cash escrow may be used to reimburse the lessor. Such escrow is reflected on the Company’s balance sheet as restricted cash. Interest earned on the escrow is also restricted.

The Company has deferred a portion of revenue related to two railcar sale contracts in 2002 which contain underlying rental support requirements. The amount of deferred revenue is based on the maximum rental support the Company would be required to pay if the cars are not leased out at a specified rate over the next three years. The deferred revenue balance on the contracts was $261 and $195 as of December 31, 2003 and 2004, respectively.

The Company has deferred a portion of the revenue related to a sale and leaseback contract in 2003 for railcars in accordance with SFAS No. 28, Accounting for Sales with Leasebacks. The amount of the

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

deferred revenue will be recognized in proportion to the related gross rental payments over the lease term. The deferred revenue balance on this contract was $647 as of December 31, 2003. The agreement expired in 2004.

On September 11, 2003, the Company entered into a revolving credit facility agreement (see Note 5), which requires the Company to maintain a restricted cash account, the “Cash Collateral,” as additional collateral. The balance of the Cash Collateral account is required to be a minimum of $7,500 until March 31, 2004; thereafter the minimum balance may be reduced in any quarter where the EBITDA requirements in accordance with the Revolving Credit Facility agreement are met for the previous 12 months. The Cash Collateral balance at December 31, 2003 and 2004 was $7,500.

In addition, at December 31, 2004, the Company had $1,200 in escrow representing security for workers’ compensation insurance.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and the minimum pension liability adjustment, which is shown net of tax.

Earnings Per Share

Basic earnings (loss) per share are calculated as net income (loss) attributable to common shareholders divided by the weighted-average number of common shares outstanding during the respective period. Diluted earnings (loss) per share are calculated by dividing net income (loss) attributable to common shareholders by the weighted-average number of shares outstanding plus dilutive potential common shares outstanding during the year.

As more fully described in Note 7, the Company’s board of directors approved the grant of options to purchase 1,014 Units, consisting of 550 shares of Class A voting common stock and one share of Series A voting preferred stock. The grant of these options, which have an exercise price of $0.01 per Unit, became effective on December 23, 2004. Since shares subject to these options are issuable at little or no cash consideration, they are considered to be contingently issuable shares and are considered outstanding in the computation of basic earnings per share for the period outstanding on a weighted average basis. The weighted average common shares outstanding are computed as follows:

Common shares outstanding	6,875,000
Effect of contingently issuable shares	13,750

Weighted average common shares outstanding (basic and diluted)	6,888,750

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, which was later amended on December 24, 2003 (“FIN 46R”). FIN 46R explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

decide whether to consolidate that entity. FIN 46R requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The provisions of FIN 46R are generally effective for periods ending after December 31, 2003. The Company has no variable interest entities and, as a result, the adoption of FIN 46, as amended by FIN 46R, had no impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, Effective Date, Disclosures and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 effective January 1, 2004 as required. The adoption of SFAS No. 150 had no effect on the financial statements.

In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit postretirement plans. The Company has adopted these additional disclosure requirements and included such disclosures in the notes to the financial statements.

In December 2003, FASB Staff Position (“FSP”) No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, was released. FSP No. 106-1 was subsequently superseded by FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003. FSP No. 106-2 requires a sponsor of a postretirement health care plan that provides a prescription drug benefit to implement the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) for the first interim period beginning after June 15, 2004. The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. Although detailed regulations necessary to implement the Act have not yet been finalized, the Company believes that drug benefits offered to the salaried retirees under its postretirement welfare plans will qualify for the subsidy under Medicare Part D. The effects of this subsidy were factored into the 2004 annual expense. The reduction in the benefit obligation attributable to past service cost was approximately $622 and has been reflected as an actuarial gain. The reduction in expense for 2004 related to the Act was approximately $145.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, which requires the recognition of costs of idle facilities, excessive spoilage, double freight and rehandling costs as a component of current-period expenses. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Since the Company produces railcars based upon specific customer orders, management does not expect the provisions of SFAS No. 151 to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

assets exchanged. The guidance in APB Opinion No. 29 included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management has not yet evaluated the impact of the adoption of SFAS No. 153 on the Company’s financial statements. The Company plans to adopt SFAS No. 153 effective January 1, 2006 as required.

In December 2004, the FASB revised SFAS No. 123, Share-Based Payment, which establishes the accounting for transactions in which an entity exchanges its equity instruments or certain liabilities based upon the entity’s equity instruments for goods or services. The revision to SFAS No. 123 generally requires that publicly traded companies measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. Management expects that the revised provisions of SFAS No. 123 will be effective for the Company beginning in July 2005. Management has not yet evaluated the impact of the revisions to SFAS No. 123 on the Company’s financial statements.

Restatement

Subsequent to the issuance of the Company’s 2004 financial statements, the Company’s management determined that $5,200 of industrial revenue bonds previously reported in long-term debt at December 31, 2004 and 2003 should have been reported within current liabilities. Accordingly, previously reported long-term debt at each of December 31, 2004 and 2003 has been reduced by $5,200 and current liabilities and total current liabilities at those dates have been increased by $5,200 from the amounts previously reported.

3.    Inventories

Inventories consist of the following:

	December 31,
	2003	2004
Raw materials and purchased components	$58	$146
Work in progress	20,177	55,304
Finished new railcars	3,418	14,386
Used railcars held for sale, net of reserves	4,917	3,382

Total inventories	$28,570	$73,218

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

4.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
	2003	2004
Land	$909	$909

Buildings and improvements	24,012	24,189
Machinery and equipment	33,188	33,571

Cost of buildings, improvements, machinery and equipment	57,200	57,760
Less: Accumulated depreciation and amortization	(29,228)	(35,009)

Buildings, improvements, machinery and equipment net of accumulated depreciation and amortization	27,972	22,751

Construction in process	162	539

Total property, plant and equipment	$29,043	$24,199

5.    Borrowing Arrangements

Total debt consists of the following:

	2003	2004
Senior Notes (net of unamortized discount of $1,786 and $1,071)	$23,214	$23,929
PIK notes	14,864	21,179
Term Loan	8,500	5,750
Short-term Industrial Revenue Bonds	5,200	5,200

Total debt	51,778	56,058
Current portion and short-term debt	(7,200)	(7,200)

Long-term debt, less current portion and short-term debt	$44,578	$48,858

The agreements governing the Existing Revolving Credit Facility (as defined below), the Term Loan (as defined below) and the Senior Notes (as defined below) require the Company to maintain specified minimum levels of EBITDA (as defined in those agreements) and certain leverage, fixed charge coverage and interest coverage ratios based on EBITDA. The Company was in compliance with such covenants at December 31, 2003. The Company was in violation of certain or all of these financial covenants with quarterly measurement dates for the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively. As a result, the Company was required to obtain waivers of these defaults from lenders under its existing revolving credit facility, the senior notes and the term loan. In December 2004, the Company obtained waivers of these defaults, as well as prospective waivers for any violations of the financial covenants for the quarter ended December 31, 2004, with respect to its existing revolving credit facility and the senior notes, and through the quarter ended September 30, 2005, with respect to the term loan. If such waivers had not been obtained, the Company’s failure to comply with these covenants would have resulted in an event of default, which may have led to the acceleration

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

of any and all amounts due under its existing revolving credit facility, the senior notes and the term loan. In addition, the Company simultaneously amended the agreements governing its existing revolving credit facility and the senior notes to exclude from the calculation of the minimum EBITDA and EBITDA-based ratios charges of up to $9,200 in connection with the settlement of certain labor disputes (see Note 15), losses on a customer contract for box railcars in 2004 and non-cash expenses relating to its stock option plan. The Company was in compliance with the amended financial covenants as of December 31, 2004. Based on existing customer contracts in the Company’s backlog and the resulting projected operating results in 2005, management believes that the Company will meet the amended covenant requirements for the Existing Revolving Credit Facility and the Senior Notes through December 31, 2005 and the covenant requirement for the Term Loan through December 31, 2005.

Existing Revolving Credit Facility

The Company has entered into a revolving credit facility agreement (the “Existing Revolving Credit Facility”) which provides for a line of credit of $20,000 including a letter of credit sub-facility that may not exceed $12,000.

Borrowings and outstanding letters of credit under the Existing Revolving Credit Facility may not, in total, exceed the facility’s borrowing base (the “Facility Borrowing Base”). The Facility Borrowing Base, as defined in the Existing Revolving Credit Facility agreement, is the lesser of (i) $20,000 or (ii) an amount equal to a percentage of eligible accounts receivable plus a percentage of eligible finished inventory plus a percentage of eligible semi-finished inventory and the amount of the cash collateral held under the Existing Revolving Credit Facility (the “Cash Collateral,” see below). The Company must pay a fee of 0.35% to 0.50% per year, depending on the amount of cash advances drawn, on the unused portion of the Existing Revolving Credit Facility. At December 31, 2003 and 2004 there were no borrowings under the Existing Revolving Credit Facility and outstanding letters of credit amounted to $10,617. The Company’s ability to borrow under the Existing Revolving Credit Facility is conditioned upon, among other things, the requirement that no material adverse change has occurred in the Company’s business or operations as of the date of the borrowing request. Borrowing availability at December 31, 2004 under the Existing Revolving Credit Facility was $9,383.

Borrowings under the Existing Revolving Credit Facility are collateralized by the assets of JAC, FCS, JAIX and Operations. In addition the Company was required to maintain a restricted cash account referred to as Cash Collateral (see Note 2—Restricted Cash and Deferred Revenue) of at least $7,500 until March 31, 2004; thereafter, the minimum balance can be reduced in any quarter where certain requirements related to the Company’s earnings before interest, taxes, depreciation and amortization in accordance with the Existing Revolving Credit Facility agreement are met for the previous 12 months. The Cash Collateral balance at December 31, 2003 and 2004 was $7,500.

The Company must maintain compliance with certain covenants which, among other things, limit additional borrowings, acquisitions and guarantees. The Existing Revolving Credit Facility also restricts the ability of our borrower subsidiaries to, among other things, declare or pay any dividends on their common stock for distribution to America, except under certain circumstances. The Company was in compliance with such covenants at December 31, 2003 and, as amended, at December 31, 2004.

The Company may elect an interest rate, payable monthly, at either the “Floating Rate” (defined as the lender’s prime rate plus an applicable margin of between 0.25% and 1.25%) or the “Eurodollar Rate”

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

(defined as the LIBOR Index Rate as adjusted for certain reserve requirements of the lender plus an applicable margin of between 2.5% and 4.0%). The applicable margins are determined based on the Company’s leverage ratio.

Term Loan

On October 17, 2003, the Company entered into a term loan (the “Term Loan”) for $9,000 with interest payable monthly at LIBOR plus 4.5%. At December 31, 2004, borrowings under the Term Loan bore interest at 6.78%. The loan is repayable on a monthly basis and matures on March 31, 2008. America, Intermedco, and JAC Patent act as guarantors for Operations’ Term Loan. Additionally, borrowings under the Term Loan are collateralized by the stock of Operations, Intermedco, JAC, FCS, JAIX and JAC Patent. The Company must maintain compliance with certain covenants which, among other things, limit additional borrowings, acquisitions and guarantees. The Company was in compliance with such covenants at December 31, 2003 and, as amended, at December 31, 2004.

Senior Notes and PIK Notes

The Senior Notes have a face value of $25,000 and were issued to certain shareholders of America. The Senior Notes bear interest at 15% payable quarterly in cash or, at the election of America, through the issuance of additional notes (the “PIK Notes”) which also bear interest at 15%. The Senior Notes will bear interest at 17% payable quarterly beginning on July 1, 2006. America must maintain compliance with certain financial covenants under the terms of the Senior Notes. A portion ($9,000) of the PIK Notes was repaid with proceeds from the Term Loan during 2003. The remaining balances outstanding under the Senior Notes and PIK notes are due on June 30, 2008. The debt discount is being amortized over the life of the Senior Notes using the straight-line method, which approximates the interest method. The Company must maintain compliance with certain covenants which, among other things, limit additional borrowings, acquisitions and guarantees. The Company was in compliance with such covenants at December 31, 2003 and, as amended, at December 31, 2004.

The Company has agreed to pay the holders of the Senior Notes (which holders are also stockholders of the Company) financing and management service fees aggregating $100 per year so long as the Senior Notes lenders also each own at least 1,375,000 shares of the Company’s common stock.

Industrial Revenue Bonds

The Company issued Industrial Revenue Bonds for $5,300 (of which $5,200 is currently outstanding) that bear interest at a variable rate (2.15% as of December 31, 2004) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by JAC and FCS which expires on December 15, 2005. The bonds have no amortization and mature on December 1, 2010. The bonds are also subject to a weekly “put” provision by the holders of the bonds and as a result have been reflected as a current liability.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

Combined future principal repayments for all borrowing arrangements, including short-term debt, at December 31, 2004, are as follows:

2005 (including Industrial Revenue Bonds discussed above)	$7,200
2006	2,000
2007	1,750
2008	46,179
2009	-0-
Thereafter	-0-

57,129
Unamortized discount on Senior Notes	(1,071)

$56,058

6.    Rights to Additional Acquisition Consideration

Under the share purchase agreement (the “Purchase Agreement”) relating to the acquisition of the Company’s business in 1999 from TTII, the Company was required to pay $20,000 of additional acquisition consideration (the “Rights to Additional Acquisition Consideration”) plus accreted value to TTII upon the occurrence of certain events. These events include an initial public offering satisfying certain conditions, the sale of a majority of the Company’s assets, the repayment of the borrowings under a prior term loan and the Senior Notes, subject to certain conditions, and the liquidation or dissolution of the Company. The amount payable upon a triggering event under the Rights to Additional Acquisition Consideration at redemption is $20,000 plus an accreted value that compounds at a rate of 10% annually, and was $30,990 and $34,089 at December 31, 2003 and 2004, respectively. Subsequent to the closing of the Purchase Agreement, TTII sold its interest in the Rights to Additional Acquisition Consideration to certain stockholders of the Company, one of which subsequently sold all of its Rights to Additional Acquisition Consideration to an unrelated third party (see Note 16).

At the time of the acquisition, the Company recorded an obligation of $8,173, representing the fair value of the Rights to Additional Acquisition Consideration at the time of the acquisition, using a discount rate of 25% and based on an estimated redemption period of seven years. The carrying value of the Rights to Additional Acquisition Consideration accretes annually under the effective interest method.

7.    Redeemable Preferred Stock and Common Stock

Holders of the Company’s preferred stock control a majority of the votes of its board of directors and have the ability to direct the Company to, among other things, repurchase its outstanding securities. Therefore, the Company’s preferred stock may be considered to be redeemable at the option of the holders thereof and the Company has classified its preferred stock on its balance sheet separately rather than as part of stockholders’ equity.

Class A common stock has voting rights. Class B common stock is non-voting. The Series A voting preferred stock and Series B non-voting preferred stock both have a liquidation value of $500 per share and are subject to a 17% cumulative dividend before any dividends may be declared to common stockholders.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The Series A voting preferred stock and Series B non-voting preferred stock are redeemable at the option of the Company. Accumulated but undeclared dividends at December 31, 2003 and 2004, respectively, were $3,506 and $4,156 for the Series A voting preferred stock and $1,364 and $1,776 for the Series B non-voting preferred stock.

Common stock and preferred stock were sold to investors for amounts up to $500 per share when America purchased the Company. At that time, certain shareholders purchased the Senior Notes with a $25,000 principal amount plus 5,000 shares of Series A voting preferred stock and 2,750,000 shares of Class A common stock for total consideration of $25,000. The amounts allocated to the debt and each equity account were determined based upon an estimated fair value of $500 per share for each share of common stock and preferred stock (the amount paid by unrelated investors) with the residual $20,000 allocated to the Senior Notes. The Company has never paid dividends on the common or preferred stock.

On December 7, 2004, in accordance with the Company’s existing shareholders’ agreement, the Company’s board of directors approved the grant of certain options to purchase an aggregate of 1,014 Units to certain directors and officers of the Company at an exercise price of $0.01 per Unit. The grant of these options became effective on December 23, 2004. Each Unit consists of 550 shares of Class A voting common stock and one share of Series A voting preferred stock. The Company has recorded a non-cash expense of $8,900 based on the estimated fair value per Unit.

8.    Employee Benefit Plans

The Company has qualified, defined benefit pension plans covering substantially all of the employees of JAC, Operations and JAIX. The Company uses a measurement date of December 31 for all of its employee benefit plans. Contributions to the plans are made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans’ assets are held by independent trustees and consist primarily of equity and fixed income securities.

Pension benefits which accrued as a result of employee service before June 4, 1999 remained the responsibility of TTII, the former owner of JAC, FCS, JAIX and JAC Patent (for employee service during the period October 28, 1991 through June 3, 1999), or Bethlehem Steel Corporation (“Bethlehem”) (for employee service prior to October 28, 1991), the owner of JAC prior to TTII. The Company initiated new pension plans for such employees for service subsequent to June 3, 1999, which essentially provide benefits similar to the former plans.

The Company also provides certain postretirement health care benefits for certain of its salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

On October 15, 2001, Bethlehem filed a voluntary petition under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bethlehem Bankruptcy”). The costs of postretirement benefits of employees over age 43 at the date that TTII purchased the assets of FCS from Bethlehem were paid by Bethlehem prior to the Bethlehem Bankruptcy. The Company did not reflect the cost and liability for these benefits in its financial statements because management believed the substantive postretirement plan for these individuals is a Bethlehem plan under

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

the provisions of SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. The Company became a defendant in a suit filed by the United Steelworkers of America and other plaintiffs alleging that the Company breached various collective bargaining agreements by terminating, effective May 1, 2002, retiree medical and life insurance for those retirees covered under the Bethlehem substantive plan as a result of the Bethlehem Bankruptcy (the “Deemer Case”). In February 2003, the magistrate judge issued a report and recommendation that the complaint be dismissed and summary judgment entered in favor of the Company. On July 14, 2003, the District Court rejected the report and recommendation. The parties engaged in discovery through May 31, 2004 and agreed to non-binding mediation. On November 15, 2004, the Company entered into an agreement to settle the Deemer Case, the Britt Case (as more fully described in Note 13) and the disputes relating to the Company’s collective bargaining agreement that had expired in October 2001. This settlement is more fully described in Note 15.

Costs of benefits relating to current service for those employees to whom the Company is responsible to provide benefits are expensed currently. The changes in benefit obligation, change in plan assets, funded status and weighted average assumptions as of December 31, 2003 and 2004, and components of net periodic benefit cost for the years ended December 31, 2003 and 2004 are as follows:

	Pension Benefits		Postretirement Benefits
	2003	2004	2003	2004
Change in benefit obligation
Benefit obligation—Beginning of year	$21,099	$28,616	$14,748	$20,443
Service cost	1,240	1,455	485	696
Interest cost	1,633	1,742	1,037	1,533
Plan amendment	—	8,569	(392)	30,097
Actuarial loss	5,790	685	4,965	1,744
Benefits paid	(1,146)	(1,196)	(400)	(543)

Benefit obligation—End of year	$28,616	$39,871	$20,443	$53,970

Accumulated benefit obligation	$22,577	$35,205

Change in plan assets
Plan assets—Beginning of year	$7,636	$11,249	$—	$—
Actual return on plan assets	1,773	1,878	—	—
Employer contributions	2,986	4,773	400	543
Benefits paid	(1,146)	(1,196)	(400)	(543)

Plan assets at fair value—End of year	$11,249	$16,704	$—	$—

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

	Pension Benefits		Postretirement Benefits
	2003	2004	2003	2004
Funded status
Benefit obligation in excess of plan assets	$17,367	$23,167	$20,443	$53,969
Unrecognized prior service (cost) benefit	—	(6,784)	3,743	(21,976)
Unrecognized net loss	(11,228)	(10,633)	(8,782)	(10,045)

Net amount recognized at December 31	$6,139	$5,750	$15,404	$21,948

Amounts recognized in the balance sheets
Accrued benefit liability	$(13,581)	$(20,817)	$(15,404)	$(21,948)
Intangible asset	—	6,784	—	—
Accumulated other comprehensive loss (pre-tax)	7,442	8,283	—	—

Net amount recognized at December 31	$(6,139)	$(5,750)	$(15,404)	$(21,948)

	Pension Benefits			Postretirement Benefits
	2002	2003	2004	2002	2003	2004
Components of net periodic benefit cost
Service cost	$1,566	$1,240	$1,455	$421	$485	$696
Interest cost	1,119	1,633	1,742	888	1,037	1,533
Settlement of labor dispute	—	—	1,714	—	—	4,433
Expected return on plan assets	(634)	(787)	(1,200)	—	—	—
Amortization of prior service cost (gain)	—	—	71	(337)	(351)	(56)
Amortization of unrecognized net loss	58	740	602	128	225	481

	$2,109	$2,826	$4,384	$1,100	$1,396	$7,087

The change in the pension benefit obligation for the year ended December 31, 2003 reflects an increase as a result of a $4,000 actuarial loss attributable to a large group of previously laid-off employees being rehired, as well as a group of laid-off employees qualifying for special early termination benefits.

During 2003, the Company experienced a reduction of its postretirement benefit obligation of $392 related to a plan amendment to its postretirement benefits program to decrease salaried employees’ life insurance benefits. Additionally, the change in benefit obligation for the year ended December 31, 2003 reflects an increase as a result of a $4,900 actuarial loss attributable to the decrease in the discount rate, unfavorable medical claims experience and the increase in the health care rate assumptions under the postretirement benefit program.

During 2004, the Company experienced an increase in its pension benefit obligation of $8,569 and an increase in its postretirement benefit obligation of $30,097 related to amendments to its pension benefit and postretirement benefit plans. These increases were the result of a settlement reached between the Company and The United Steelworkers of America, whereby the Company agreed to add certain retirees to its postretirement benefit programs, as more fully described in Notes 13 and 15. Such increases will result in increased pension and postretirement expense as prior service cost is amortized.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The following benefit payments, which reflect expected future service, as appropriate, were expected to be paid as of December 31, 2004:

	Pension Benefits	Postretirement Benefits
2005	$1,310	$2,961
2006	1,382	2,926
2007	1,440	3,019
2008	1,515	3,062
2009	1,625	3,063

The Company expects to contribute $4,049 to its pension plan in 2005.

The assumptions used to determine end of year benefit obligations are shown in the following table:

	Pension Benefits		Postretirement Benefits
	2003	2004	2003	2004
Discount rate	6.25%	6.00%	6.25%	6.00%
Rate of increase in compensation levels	3.00%-4.00%	3.00%-4.00%

The assumptions used in the measurement of net periodic cost are shown in the following table:

	Pension Benefits			Postretirement Benefits
	2002	2003	2004	2002	2003	2004
Discount rate	7.25%	6.75%	6.25%	7.25%	6.75%	6.25%
Expected return on plan assets	9.00%	9.00%	9.00%	—	—	—
Rate of compensation increase	3.00%-4.00%	3.50%-4.00%	3.00%-4.00%	—	—	—

Assumed health care cost trend rates at December 31 are set forth below:

	2002	2003	2004
Health care cost trend rate assigned for next year	5.00%	10.00%	9.00%
Rate to which cost trend is assumed to decline	5.00%	5.00%	5.00%
Year the rate reaches the ultimate trend rate	—	2008	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
Effect on total of service and interest cost	$197	$(152)
Effect on postretirement benefit obligation	2,207	(1,824)

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The Company’s pension plans’ investment policy, weighted average asset allocations at December 31, 2003 and 2004, and target allocations for 2005, by asset category, are as follows:

	Plan Assets at December 31,		Target Allocation 2005
	2003	2004
Asset Category
Equity securities	62%	74%	70%
Debt securities	38%	26%	30%

	100%	100%	100%

The basic goal underlying the pension plan investment policy is to ensure that the assets of the plans, along with expected plan sponsor contributions, will be invested in a prudent manner to meet the obligations of the plans as those obligations come due. Investment practices must comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and any other applicable laws and regulations.

The long term return on assets was estimated based upon historical market performance, expectations of future market performance for debt and equity securities and the related risks of various allocations between debt and equity securities. Numerous asset classes with differing expected rates of return, return volatility, and correlations are utilized to reduce risk through diversification.

The Company also maintains qualified defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses related to these plans were $653, $617 and $736 for the years ended December 31, 2002, 2003 and 2004, respectively.

9.    Income Taxes

The provision (benefit) for income taxes for the years ended December 31, includes current and deferred components as follows:

	December 31,
	2002	2003	2004
Current taxes
Federal	$(4,709)	$(651)	$—
State	(201)	(10)	—

	(4,910)	(661)	—

Deferred taxes
Federal	1,572	(530)	(6,709)
State	(216)	(127)	(1,253)

	1,356	(657)	(7,962)

Total	$(3,554)	$(1,318)	$(7,962)

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The provision (benefit) for income taxes for the years ended December 31, differs from the amounts computed by applying the federal statutory rate as follows:

	2002	2003	2004
Statutory U.S. federal income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefit	(4.9)%	(4.7)%	(4.4)%
Valuation allowance	2.0%	4.9%	2.2%
Goodwill amortization for tax reporting purposes	(0.4)%	(0.5)%	(0.1)%
Nondeductible interest expense on rights to additional acquisition consideration	10.5%	18.3%	6.1%
Nondeductible stock compensation expense	—	—	6.8%
Nondeductible expenses	0.4%	0.6%	0.2%
Other	(1.8)%	1.3%	(0.1)%

Effective income tax rate	(29.2)%	(15.1)%	(24.3)%

Deferred income taxes result from temporary differences in the financial and tax bases of assets and liabilities. Components of deferred tax assets (liabilities) consisted of the following:

	December 31, 2003		December 31, 2004
Description	Assets	Liabilities	Assets	Liabilities
Accrued post-retirement and pension benefits-long term	$6,667	$—	$11,314	$—
Intangible assets	3,700	—	3,179	—
Accrued workers’ compensation costs	852	—	936	—
Accrued warranty costs	2,077	—	2,287	—
Accrued bonuses	2,587	—	1,796	—
Accrued vacation	708	—	709	—
Property, plant and equipment	—	(3,000)	—	(2,602)
Used railcars held for sale	395	—	73	—
Federal net operating loss carryforwards	2,846	—	4,001	—
State net operating loss carryforwards	2,928	—	3,310	—
Reserve on loss contract	—	—	1,426	—
Stock compensation expense	—	—	1,130	—
Other	1,214	—	2,589	—

	23,974	(3,000)	32,750	(2,602)
Valuation allowance	(3,067)	—	(3,795)	—

Deferred tax assets (liabilities)	$20,907	$(3,000)	$28,955	$(2,602)

Increase in valuation allowance	$427		$728

In the consolidated balance sheets, these deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the related liability or asset for financial reporting. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, is classified according to the expected reversal date of the temporary differences as of the end of the year. A valuation allowance is provided when it is more likely than not

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

that some portion or all of the deferred tax assets will not be realized. A valuation allowance of $3,067 and $3,795 has been recorded at December 31, 2003 and 2004, respectively, as management concluded it was more likely than not that certain net Commonwealth of Pennsylvania deferred tax assets would not be realized. At December 31, 2004, the Company had federal net operating loss carryforwards of $11,432, which expire in 2024. At December 31, 2004, the Company had Pennsylvania and Illinois net operating loss carryforwards of $39,729 and $18,191, respectively, which expire beginning in 2005 and 2022, respectively.

10.    Risks and Contingencies

The Company is involved in various warranty and repair claims and related threatened and pending legal proceedings with its customers in the normal course of business. In the opinion of management, the Company’s potential losses in excess of the accrued warranty provisions, if any, are not expected to be material to the Company’s financial position, results of operations or cash flows.

The Company relies upon third-party suppliers for railcar heavy castings, wheels and other components for its railcars. In particular, it purchases a substantial percentage of its railcar heavy castings and wheels from subsidiaries of one entity. The Company also relies upon a single supplier to manufacture all of its cold-rolled center sills for its railcars. Any inability by these suppliers to provide the Company with components for its railcars, any significant decline in the quality of these components or any failure of these suppliers to meet the Company’s planned requirements for such components may have a material adverse impact on the Company’s financial condition and results of operations. While the Company believes that it could secure alternative manufacturing sources, the Company may incur substantial delays and significant expense in finding an alternative source and its results of operations may be significantly affected.

11.    Other Commitments

The Company leases certain equipment under long-term operating leases expiring at various dates through 2014. The leases generally contain specific renewal or purchase options at lease-end at the then fair market amounts.

Future minimum lease payments at December 31, 2004, are as follows:

2005	$958
2006	1,532
2007	1,404
2008	1,300
2009	1,317

$6,511

The Company is liable for maintenance, insurance and similar costs under most of its leases and such costs are not included in the future minimum lease payments. Total rental expense for the years ended December 31, 2002, 2003 and 2004 was approximately $1,086, $713 and $1,913, respectively.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

The Company has employment agreements with certain members of management which provide for base compensation, bonus, incentive compensation, employee benefits and severance payments under certain circumstances. The employment agreements generally have terms that range between two and three years and automatically extend for one-year periods until terminated prior to the then end of the term by either party upon 90 days notice. Base compensation for the executives ranges from between $200,000 and $550,000. The President and Chief Executive Officer is also entitled to cash bonuses, contingent on the fulfillment of certain conditions relating to the Company’s offering of its common stock, his continued employment or a change in control of the Company. Certain of the executives are entitled to participate in management incentive plans and other benefits as made available to the Company’s executives.

See Note 16 regarding management, deferred financing and consulting fees that the Company pays to certain of its stockholders.

12.    Operating Segment and Concentration of Sales

The Company’s operations consist of a single reporting segment. The Company’s sales include railcars, used railcars, leasing and other. Railcar sales amounted to $212,308, $232,721 and $474,167 in the years ended December 31, 2002, 2003 and 2004, respectively. Sales of used rail cars amounted to $6,179, $5,944 and $161 in the years ended December 31, 2002, 2003 and 2004, respectively. Leasing revenues amounted to $1,323, $923 and $1,726 in the years ended December 31, 2002, 2003 and 2004, respectively. Other sales amounted to $5,686, $4,761 and $6,126 in the years ended December 31, 2002, 2003 and 2004, respectively.

Due to the nature of its operations, the Company is subject to significant concentration of risks related to business with a few customers. Sales to three customers accounted for 17%, 12% and 7%, respectively, of revenues for the year ended December 31, 2002. Sales to three customers accounted for 22%, 16% and 13%, respectively, of revenues for the year ended December 31, 2003. Sales to three customers accounted for 21%, 10% and 9%, respectively, of revenues for the year ended December 31, 2004.

13.    Labor Agreements

A collective bargaining agreement at one of the Company’s facilities covering approximately 49% of the Company’s active labor force at December 31, 2003 and 2004 expired on October 2001. After negotiations between the union and the Company’s management, management implemented their final offer in January 2002 (the “Final Offer”). The employees subject to this collective bargaining agreement continued to work without a contract. The United Steelworkers of America filed an unfair labor practice charge against the Company with the National Labor Relations Board (“NLRB”). On April 4, 2003, the NLRB ruled against the Company. The NLRB sought to undo the Final Offer, make employees whole for any loss they suffered as a result of the Final Offer and force the Company to return to the bargaining table to continue negotiations on an agreement. In addition, a group of retirees impacted by the Final Offer filed a separate lawsuit (the “Britt Case”) against the Company for pension and retiree health care benefits. The Company, the United Steel Workers of America and other parties have since resolved all of these disputes. On November 15, 2004, the Company entered into an agreement to settle the Britt Case, the Deemer Case (as more fully described in Note 8) and the disputes relating to the Company’s collective bargaining agreement that had expired in October 2001. The settlement is conditioned on,

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of certain NLRB charges and class-action lawsuits against the Company related to the Johnstown facility. The settlement is more fully described in Note 15.

An additional collective bargaining agreement at a different facility covers approximately 32% and 38% of the Company’s active labor force at December 31, 2003 and 2004, respectively, under an agreement that expires in October 2008.

14.    Selected Quarterly Financial Data (unaudited)

Unaudited quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except for share and per share data)
2004
Sales	$88,945	$94,867	$118,631	$179,737
Gross profit	634	1,885	5,041	6,311
Net loss attributable to common shareholders	(4,242)	(4,312)	(7,729)	(9,639)
Net loss per common share attributable to common shareholders—basic and diluted	$(0.62)	$(0.63)	$(1.12)	$(1.40)

2003
Sales	$50,476	$59,327	$56,152	$78,394
Gross profit	4,061	6,591	2,132	6,349
Net loss attributable to common shareholders	(2,073)	(601)	(4,039)	(1,770)
Net loss per common share attributable to common shareholders—basic and diluted	$(0.30)	$(0.09)	$(0.59)	$(0.26)

15.    Provision for Settlement of Labor Disputes

On November 15, 2004, the Company entered into a settlement agreement with The United Steelworkers of America, or the USWA, representing approximately 83% of its unionized employees at the Johnstown facilities and approximately 49% of its total active labor force as of December 31, 2004. This agreement was ratified by the union’s members on November 15, 2004 and is effective upon the approval of the agreement by the National Labor Relations Board. The settlement agreement, which expires on May 15, 2008, sets forth the terms of a new collective bargaining agreement following the expiration of the previous collective bargaining agreement that had expired in October 2001. Under the settlement agreement, the Company also agreed to pay: (i) back wages and other costs related to the Final Offer discussed in Note 13 equal to $1,350, (ii) $500 to settle outstanding lawsuits and grievances against the Company as discussed in Notes 8 and 13, and (iii) $300 for attorney’s fees incurred by the Company and the plaintiffs and in settlement of certain outstanding workplace grievances against the Company. In addition, the Company agreed to add certain retirees to its postretirement benefit programs and to pay

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

fixed health care costs with respect to its retired employees. In connection with the settlement of the lawsuits, NLRB charges and negotiation of the terms of a new collective bargaining agreement, the Company recorded (i) $6,147 of non-cash expense related to the Britt Case and (ii) $862 of non-cash expense related to benefits accrued by the participants under the pension and postretirement plans through the date of the settlement agreement. The Company also agreed to create a trust fund for health and welfare benefits for active employees and to make certain payments for retiree health care. Quarterly payments into the active employee health and welfare benefits trust will be made in the amount of $0.60 per hour paid to bargaining unit employees and 3% of the Company’s consolidated quarterly earnings before interest, taxes, depreciation and amortization (as calculated under the settlement agreement). The active employee health and welfare benefits trust will be used to augment supplemental unemployment benefits, health care benefits and severance. Payments for retiree health care will be made in the amount of $450.00 per month per household for Medicare-eligible retirees and $700.00 per month per household for retirees who are not eligible for Medicare. The settlement is conditioned on, among other things, approval by the NLRB and the United States District Court for the Western District of Pennsylvania of the settlement and the withdrawal of certain NLRB charges and class-action lawsuits against the Company related to the Johnstown facility. The Company recorded a provision for the settlement of these labor disputes of $9,159 during 2004.

16.    Related Party Transactions

Subsequent to the closing of the Purchase Agreement (see Note 6), TTII sold its interest in the Rights to Additional Acquisition Consideration to an unrelated third party and two directors or affiliates of directors of the Company at a discount from the accreted value of the Rights to Additional Acquisition Consideration. At December 31, 2004, $29,705 of the accreted value of the Rights to Additional Acquisition Consideration was owed to the two directors or affiliates of the directors.

The Company pays management, deferred financing and consulting fees to certain of its stockholders. Amounts accrued for these services amounted to $400, $500 and $500 in the years ended December 31, 2002, 2003 and 2004, respectively.

In June 1999, the Company entered into a management services agreement with two stockholders that collectively own 19% of the outstanding shares of the Company’s common stock. Each management services agreement provides that stockholder will provide the Company with advisory and management services as requested by the Company’s board of directors and agreed to by each stockholder. Each stockholder has the right, but not the obligation, to act as the Company’s advisor with respect to significant business transactions. Each management services agreement provides for an annual management fee of $25 and reimbursement of all reasonable out-of-pocket expenses. Payments for these services totaled $50 for each year ended December 31, 2002, 2003 and 2004.

In June 1999, the Company entered into a deferred financing fee agreement with a stockholder that owns 21% of the outstanding share of the Company’s common stock. In consideration of the stockholder’s purchase of 687,500 shares of the Company’s Class A voting common stock and 1,250 shares of the Company’s Series A voting preferred stock, the Company agreed to pay the stockholder a fee of $50 per year. Payments for these services totaled $50 for each year ended December 31, 2002, 2003 and 2004.

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

In June 1999, the Company and all of its direct and indirect subsidiaries entered into a management agreement with a stockholder who owns 17% of the outstanding shares of the Company’s common stock, which provides that he will provide general oversight and supervision of the Company’s business and that of its subsidiaries and, upon request, evaluate the long-range corporate and strategic plans, general financial operation and performance of the Company’s subsidiaries and strategies for their capitalization. In consideration of these management services, the Company and two of its subsidiaries, JAC Intermedco, Inc. and JAC Operations, Inc., agreed to pay the stockholder an aggregate base fee of $350 per year, payable monthly. Payments for these services totaled $350 for each year ended December 31, 2002, 2003 and 2004.

In June 1999, the Company and certain of its subsidiaries entered into a consulting agreement with one of the Company’s directors, which provides that he will provide us with consulting services on all matters relating to the Company’s business and that of the Company’s subsidiaries and will serve as a member of the Company’s board of directors. The agreement provides for a consulting fee of $50 per year. Payments for these services totaled $50 for each year ended December 31, 2002, 2003 and 2004.

Certain stockholders of the Company collectively own 74% of the Company’s outstanding common stock and have the ability to exert significant influence over substantially all matters requiring stockholder approval.

17.    Subsequent Events

On March 9, 2005, the Company signed a Commitment Letter with a bank to replace the existing revolving credit facility with a new revolving credit facility. The proceeds of the new revolving credit facility will be used to finance the working capital requirements of the Company through direct borrowings and the issuance of stand-by letters of credit. The new revolving credit facility will have a total commitment of the lesser of (i) $50 million or (ii) an amount equal to a percentage of eligible accounts receivable plus a percentage of eligible finished inventory plus a percentage of semi-finished inventory with a subfacility for letters of credit totaling $30 million. The term of the new revolving credit facility will be three years from the date of closing and will bear interest at a rate of LIBOR plus an applicable margin of between 1.75% and 3.00% depending on the “Senior Debt Leverage Ratio” or the ratio of consolidated senior debt to consolidated EBITDA as defined in the Commitment Letter. Borrowings under this revolving credit facility will be collateralized by substantially all of the assets of the Company. The new revolving credit facility will have both affirmative and negative covenants similar in nature to those in the existing revolving credit facility including, without limitation, a Maximum Senior Debt Leverage Ratio, Interest Coverage Ratio, Minimum Adjusted Tangible Net Worth and limitations on capital expenditures and dividends. The commitment is conditional upon, among other things, completion of final due diligence by the bank, no material adverse change in the Company’s business and final negotiation of the credit agreement. The Commitment Letter expires on April 30, 2005.

On April 1, 2005, the Company merged FreightCar America, Inc. with and into a newly formed, wholly owned subsidiary. The new subsidiary is authorized to issue 50 million shares of common stock with a par value of $0.01 per share, and 2.5 million shares of preferred stock with a par value of $0.01 per share. As a result of the merger, all of the holders of the issued and outstanding shares of Class A voting common stock and Class B non-voting common stock received, in exchange for their shares, such

FreightCar America, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

number of shares of the common stock of the new subsidiary equal to the aggregate number of their shares multiplied by 550. The holders of the issued and outstanding shares of Series A voting preferred stock and Series B non-voting preferred stock received, in exchange for their shares and on a one-for-one basis, shares of the subsidiary’s Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except the Company changed the par value of the Series A voting preferred stock and the Series B non-voting preferred stock from $500 per share to $0.01 per share and changed the liquidation preference of the Series A voting preferred stock and the Series B non-voting preferred stock to include the value of the accrued liquidation preference of the pre-merger shares of preferred stock). Immediately following the merger, the subsidiary, which is the surviving corporation in the merger, changed its name to “FreightCar America, Inc.” All per common share amounts and common shares outstanding have been restated for all periods presented to reflect the effect of the merger described above. Authorized shares have not been restated.

The Company intends to use a portion of the proceeds from the proposed initial public offering of its common stock, borrowings under the New Revolving Credit Facility and available cash to pay amounts due under the Rights to Additional Acquisition Consideration. Because the total accrued amount payable under the Rights to Additional Acquisition Consideration of $34,089 will exceed the total recorded liability at December 31, 2004 of $28,581 with respect to the Rights to Additional Acquisition Consideration, the Company will record a charge to its Consolidated Statements of Operations for the difference between the recorded liability and the amount payable in the period in which the proposed initial public offering closes.

AVC™ Aluminum Vehicle Carrier

Johnstown America Corporation
AVC

VersaCoil™ Steel Coil Car

Aggregate Car

2011

Steel Slab Car

Articulated Bulk Container Car

Flat Car

FreightCar America

Until                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee	$18,273
National Association of Securities Dealers, Inc. filing fee	16,025
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	400,000
Legal fees and expenses	1,250,000
Accounting fees and expenses	1,800,000
Transfer agent and registrar fees	5,000
Underwriting fees	6,100,000
Payments related to the termination of management services and other agreements	900,000
Miscellaneous	310,702

Total	$10,900,000

Item 14.    Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

Our certificate of incorporation, as amended, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities

PART II

arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. In addition, our bylaws provides for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law and authorizes the company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the company or another business entity against any expense, liability, or loss, regardless of whether the company would have the power to indemnify such person under the company’s bylaws or Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we have purchased director and officer liability insurance for the benefit of such persons.

Item 15.    Recent Sales of Unregistered Securities.

On December 23, 2004, we granted stock options to purchase 1,014 Units (consisting of 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock), at an exercise price of $0.01 per Unit, to certain of our officers and directors. The grant of these stock options was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The grant of these stock options did not involve the use of any underwriter, and no commissions were paid in connection with the grant of any of the stock options.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

See Exhibit Index at the end of this registration statement.

(b)    Financial Statement Schedules

The following financial statement schedules of the registrant are included in Part II of the Registration Statement:

Schedule I—Condensed Financial Information of Registrant

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

PART II

Item 17.    Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

PART II

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”), FreightCar America, Inc. has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on April 5, 2005.

FREIGHTCAR AMERICA, INC.

By:	/s/ John E. Carroll, Jr.
Name: John E. Carroll, Jr.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in their capacities on the dates listed below.

Signature	Title	Date

/s/ John E. Carroll, Jr. John E. Carroll, Jr.	President and Chief Executive Officer (principal executive officer) and Director	April 5, 2005

/s/ Kevin P. Bagby Kevin P. Bagby	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	April 5, 2005

* Camillo M. Santomero, III	Chairman of the Board and Director	April 5, 2005

* Mark D. Dalton	Director	April 5, 2005

* Jay R. Bloom	Director	April 5, 2005

* James D. Cirar	Director	April 5, 2005

* S. Mark Ray	Director	April 5, 2005

By:
John E. Carroll, Jr. as Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1**	Form of Underwriting Agreement by and among UBS Securities LLC, Jefferies & Company, Inc., CIBC World Markets Corp., LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc., FreightCar America, Inc. and certain stockholders of FreightCar America, Inc.

2.1**	Share Purchase Agreement, dated as of May 10, 1999, between Johnstown America Industries, Inc. and Rabbit Hill Holdings, Inc. (now known as FreightCar America, Inc.).

2.2**	Amendment No. 1 to the Share Purchase Agreement, dated as of June 3, 1999, between Johnstown America Industries, Inc. and Rabbit Hill Holdings, Inc.

3.9**	Certificate of Incorporation of FreightCar America, Inc.

3.10**	By-laws of FreightCar America, Inc.

3.11**	Certificate of Ownership and Merger of FreightCar America, Inc. into FCA Acquisition Corp.

3.12**	Form of Amended and Restated By-laws of FreightCar America, Inc.

4.1**	Shareholders’ Agreement, dated as of June 3, 1999, by and among Rabbit Hill Holdings, Inc., Hancock Mezzanine Partners, L.P., John Hancock Mutual Life Insurance Company, Caravelle Investment Fund, L.L.C., Johnstown America Industries, Inc., Camillo M. Santomero, III and the investors listed on Exhibit A attached thereto.

4.2**	Amendment No. 1 to Shareholders’ Agreement, dated as of February 15, 2001, by and among Rabbit Hill Holdings, Inc., Hancock Mezzanine Partners, L.P., John Hancock Mutual Life Insurance Company, Caravelle Investment Fund, L.L.C., Transportation Technologies Industries, Inc. (formerly Johnstown America Industries, Inc.), Camillo M. Santomero, III, Transportation Investment Partners, L.L.C. and the investors listed on Exhibit A attached thereto.

4.3**	Form of Registration Rights Agreement, by and among FreightCar America, Inc., Hancock Mezzanine Partners, L.P., John Hancock Life Insurance Company, Caravelle Investment Fund, L.L.C., Trimaran Investments II, L.L.C., Camillo M. Santomero, III, and the investors listed on Exhibit A attached thereto.

4.4**	Specimen Common Stock Certificate of FreightCar America, Inc.

5.1	Opinion of Winston & Strawn LLP.

10.1**	Employment Agreement, dated as of December 17, 2004, between FreightCar America, Inc. and John E. Carroll, Jr.

10.1.1**	Amendment to Employment Agreement, dated as of March 11, 2005, between FreightCar America, Inc. and John E. Carroll, Jr.

10.2**	Employment Agreement, dated as of November 22, 2004, between JAC Holdings International, Inc. and Kevin P. Bagby.

10.3**	Amendment to Employment Agreement, dated as of December 21, 2004, between FreightCar America, Inc. and Kevin P. Bagby.

10.4**	Employment Agreement, dated as of December 20, 2004, between FreightCar America, Inc. and Edward J. Whalen.

10.5**	Employment Agreement, dated as of December 20, 2004, between FreightCar America, Inc. and Glen T. Karan.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.6**	Form of 2005 Long-Term Incentive Plan and Form of Option Agreement.

10.7**	Deferred Financing Fee Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Caravelle Investment Fund, L.L.C.

10.7.1**	Amendment to Deferred Financing Fee Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and Caravelle Investment Fund, L.L.C.

10.8**	Management Services Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Hancock Mezzanine Partners, L.P.

10.8.1**	Amendment to Management Services Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and Hancock Mezzanine Partners, L.P.

10.9**	Management Services Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and John Hancock Mutual Life Insurance Company.

10.9.1**	Amendment to Management Services Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and John Hancock Life Insurance Company.

10.10**	Consulting Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and James D. Cirar.

10.10.1**	Amendment to Consulting Agreement, dated March 7, 2005, between FreightCar America, Inc. and James D. Cirar.

10.11**	Management Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and Camillo M. Santomero, III.

10.11.1**	Amendment to Management Agreement, dated as of March 7, 2005, among FreightCar America, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and Camillo M. Santomero, III.

10.12**	Management Services Agreement, dated as of June 3, 1999, among Rabbit Hill Holdings, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company.

10.12.1**	Amendment to Management Agreement, dated as of March 7, 2005, among FreightCar America, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company.

10.13**	Purchase Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Caravelle Investment Fund, L.L.C., Hancock Mezzanine Partners, L.P. and John Hancock Mutual Life Insurance Company for the purchase of $25,000,000 aggregate principal amount of 15% Senior Notes due 2006, 5,000 shares of Series A voting preferred stock and 5,000 shares of Class A common stock.

10.14**	Form of 15% Senior Note due 2006.

10.15**	Waiver and Amendment No. 1 to Purchase Agreement, dated as of September 11, 2003, by and among JAC Holdings International, Inc., Caravelle Investment Fund, L.L.C., Hancock Mezzanine Partners, L.P. and John Hancock Mutual Life Insurance Company.

10.16**	Form of 15% Senior Note due 2008.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.17**	Purchase Agreement, dated as of February 20, 2001, by and among Transportation Technologies Industries, Inc. and Transportation Investment Partners, L.L.C., Caravelle Investment Fund, L.L.C., Camillo M. Santomero, III and the Purchasers listed on Schedule A thereto.

10.18**	Credit Agreement, dated as of September 11, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc. and JAIX Leasing Company and LaSalle Bank National Association.

10.19**	Credit Agreement, dated as of October 17, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc. and JAC Patent Company and General Electric Capital Corporation.

10.20**	Purchase Agreement, dated as of November 19, 2003, by and among Caravelle Investment Fund, L.L.C. and GoldenTree High Yield Master Fund, Ltd., II, LLC, GoldenTree High Yield Opportunities I, LP GoldenTree High Yield Opportunities II, L.P., GoldenTree High Yield Value Master Fund, L.P., Safety National Casualty Corporation and Delphi Financial Group.

10.21**	Waiver and First Amendment to LaSalle Credit Agreement, First Amendment to Subordination Agreement, and Reaffirmation of Guaranties and Subordination Agreement, dated as of December 17, 2004, by and among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc., JAC Patent Company, LaSalle Bank National Association and those individuals and entities identified on Schedule A thereto.

10.22**	Waiver and Amendment to Purchase Agreement, dated as of December 17, 2004, by and among JAC Holdings International, Inc. and the Purchasers identified on Schedule A thereto.

10.23**	Letter of Waiver, dated as of December 21, 2004, by General Electric Capital Corporation under the Credit Agreement, dated as of October 17, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc. and JAC Patent Company and General Electric Capital Corporation.

10.24**	Letter of Waiver, dated December 29, 2004, by LaSalle Bank National Association.

10.25**	Letter of Waiver, dated December 29, 2004, by the Purchasers named therein.

10.26**	Letter of Waiver, dated December 29, 2004, by General Electric Capital Corporation.

10.27**†	Lease Agreement, dated as of December 20, 2004, by and between Norfolk Southern Railway Company and Johnstown America Corporation.

10.28**	Commitment letter and term sheet from LaSalle Bank National Association regarding $50.0 million senior secured revolving credit facility.

10.29**	Management Incentive Plan of Johnstown America Corporation.

10.30**	Form of Nomination Agreement between FreightCar America, Inc. and each of Caravelle Investment Fund, L.L.C., Trimaran Investments II, L.L.C. and Camillo M. Santomero, III.

21.1**	Subsidiaries of FreightCar America, Inc.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Winston & Strawn LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page of FreightCar America, Inc.).

99.1**	Consent of Robert N. Tidball.

99.2**	Consent of S. Carl Soderstrom, Jr.

**	Previously filed.
†	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.